UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 24, 2005**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[X] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On March 25, 2005, Acxiom Corporation, a Delaware corporation ("Acxiom"), Adam Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Acxiom ("Purchaser"), and Digital Impact, Inc., a Delaware corporation ("Digital Impact"), entered into an Agreement and Plan of Merger (the "Merger Agreement") under which Purchaser will acquire all of the outstanding shares of common stock, par value $0.001 per share, of Digital Impact (the "Shares") for a purchase price of $3.50 per share, net to the holders thereof, in cash. The Merger Agreement provides that, upon the terms and subject to satisfaction or waiver of the conditions therein, Purchaser shall commence a cash tender offer for all of the Shares (the "Acxiom Offer"), subject to a minimum condition that 50.1% of Digital Impact's stockholders tender into the Acxiom Offer, followed by a merger. If the Acxiom Offer closes, holders of Shares not purchased in the Acxiom Offer will be entitled to receive $3.50 per share in cash in the merger. The Merger Agreement provides that each of Digital Impact's directors and executive officers will tender their Shares into the Acxiom Offer unless the Merger Agreement is terminated.

The Merger Agreement includes other customary offer conditions, including receipt of regulatory approvals, continued accuracy of customary representations of Digital Impact, except as would not have a material adverse effect on Digital Impact, and the absence of a material adverse effect with respect to Digital Impact. Under the terms of the Merger Agreement, Digital Impact agrees not to solicit or support any alternative acquisition proposals, subject to customary provisions relating to the ability of the Board of Directors of Digital Impact to continue to exercise their fiduciary duties, and Digital Impact will be obligated to pay a termination fee of $5.25 million in certain customary circumstances.

The foregoing description of the Merger Agreement is qualified in its entirety by such agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

The tender offer contemplated by the Merger Agreement for the outstanding shares of Digital Impact has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. Acxiom urges investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

- • Acxiom's Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery.

- • Digital Impact's Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Credit Agreement

As of March 24, 2005, Acxiom entered into a Third Amended and Restated Credit Agreement (the "Restated Credit Agreement") with JPMorgan Chase Bank, N.A., as the agent, and other lenders party thereto. The Restated Credit Agreement amends, restates and supercedes the Second Amended and Restated Credit Agreement dated as of February 5, 2003 among Acxiom, JPMorgan Chase Bank, as the administrative agent, and other lenders party thereto.

Under the terms of the Restated Credit Agreement, the lenders commit to make revolving loans and to acquire participations in letters of credit and swingline loans in an aggregate amount of $245,000,000. The commitments under the Restated Credit Agreement expire, and all borrowings under such facilities mature, on March 31, 2010. The Restated Credit Agreement is secured by the accounts receivable and certain proceeds thereof of Acxiom and its domestic subsidiaries. The Restated Credit Agreement contains customary representations, warranties, affirmative and negative covenants, default and acceleration provisions.

The foregoing descriptions of the Restated Credit Agreement is qualified in its entirety by such agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure included under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

See Exhibit Index.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 29, 2005


ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader


EXHIBIT INDEX

Exhibit Number	Description
10.1	Agreement and Plan of Merger dated as of March 25, 2005, by and among Acxiom Corporation, a Delaware corporation, Adam Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Acxiom Corporation, and Digital Impact, Inc. a Delaware corporation.
10.2	Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, a Delaware Corporation, the lenders party hereto and JPMorgan Chase Bank, N. A.

EXHIBIT 10.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ACXIOM CORPORATION

ADAM MERGER CORPORATION

AND

DIGITAL IMPACT, INC.

Dated as of March 25, 2005

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "**Agreement**") is made and entered into as of March 25, 2005, by and among Acxiom Corporation, a Delaware corporation ("**Parent**"), Adam Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent ("**Purchaser**"), and Digital Impact, Inc. a Delaware corporation (the "**Company**").

RECITALS

A.   It is proposed that Purchaser shall, as promptly as practicable, commence a tender offer to acquire all of the outstanding shares of Company common stock, all upon the terms and subject to the conditions set forth herein.

B.   It is also proposed that, following the consummation of the Offer (as defined in Section 1.1(a)), Purchaser will merge with and into the Company and each Company Share (as defined in Section 2.6(a)) that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (as defined in Section 1.1(a)), all upon the terms and subject to the conditions set forth herein.

C.   As a condition and further inducement to Parent and Purchaser to enter into this Agreement and incur the obligations set forth herein, certain stockholders of the Company (each, a "**Stockholder**") concurrently herewith are entering into a Stockholder Agreement (the "**Stockholder Agreement**"), dated as of the date hereof, with Parent and Purchaser, in the form attached hereto as Exhibit A, pursuant to which each such Stockholder has, among other things, upon the terms and subject to the conditions set forth therein, irrevocably agreed to tender such shares of Company Common Stock.

D.   Each of the Boards of Directors of Parent, Purchaser, and Company, has (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby (including the Offer and the Merger), taken together, are in the best interests of their respective stockholders, and (iii) approved this Agreement and the transactions contemplated hereby (including the Offer and the Merger), all upon the terms and subject to the conditions set forth herein.

E.   As a condition and further inducement to Parent and Purchaser to enter into this Agreement and incur the obligations set forth herein, certain individuals have entered into employment agreements (the "**Employment Agreements**") with Parent in the form attached hereto as Exhibits B-1 through B-3.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE OFFER

1.1   The Offer.

(a) Terms of the Offer; Conditions to Offer. Provided that this Agreement shall not have been earlier terminated in accordance with Article VIII, as promptly as practicable after the date hereof (but in no event more than five (5) business days after the public announcement of this Agreement), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**")) a tender offer (the "**Offer**") to purchase all of the Company Shares (as defined in Section 2.6(a)) at a price per Company Share, subject to the terms of Section 1.1(b), equal to a price of Three Dollars and Fifty Cents ($3.50) per Company Share, net to the holder thereof in cash (such amount, or any different amount per Company Share that may be paid pursuant to the Offer, is the "**Offer Price**"). The obligation of Purchaser to accept for payment any Company Shares tendered pursuant to the Offer (and the obligation of Parent to cause Purchaser to accept for payment any Company Shares tendered) shall be subject only to (i) the condition (the "**Minimum Condition**") that, prior to the then scheduled expiration of the Offer (as it may be extended from time to time pursuant to Section 1.1(c)) there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any), represents 50.1% of all then outstanding Company Shares calculated on a fully diluted basis (including, without limitation, all Company Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005 (including for this purpose any securities which become convertible or exercisable on or prior to August 31, 2005 as a result of conversion pursuant to Section 2.6(e)) shall have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer and (ii) the satisfaction or waiver in accordance with the terms of this Agreement of each of the other conditions set forth in Annex A. Parent and Purchaser expressly reserve the right to waive any such condition, to increase the Offer Price, and to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, neither Parent nor Purchaser may make any change to the terms and conditions of the Offer that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the number of Company Shares to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to the conditions to the Offer set forth in Annex A, (v) amends the conditions to the Offer set forth in Annex A so as to broaden the scope of such conditions to the Offer, (vi) extends the Offer except as provided in Section 1.1(c), (vii) amends or waives the Minimum Condition, or (viii) makes any other change to any of the terms and conditions of the Offer that is adverse to the holders of Company Shares in the reasonable and good faith judgment of the Company. The conditions to the Offer set forth in Annex A are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

(b) Adjustments to Offer Price. The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Purchaser's acceptance for payment of, and payment for, Company Shares pursuant to the Offer.

(c) <u>Extension and Expiration of Offer</u>. Subject to the terms and conditions of the Offer and this Agreement, the Offer shall expire at midnight, New York Time, on the date that is twenty (20) business days (calculated in accordance with Section 14d-1(g)(3) under the Exchange Act) after the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act); <u>provided</u>, <u>however</u>, that (i) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission ("**SEC**") or its staff, or of the Nasdaq Stock Market, Inc. ("**Nasdaq**"), that is applicable to the Offer, and (ii) in the event that any of the conditions to the Offer set forth on Annex A are not satisfied or waived as of any then scheduled expiration date of the Offer, Purchaser shall extend the Offer for successive extension periods of not more than ten (10) business days each, until such time as either (A) all of the conditions to the Offer are satisfied or waived, or (B) this Agreement is terminated pursuant to the terms of Article VIII; <u>provided</u>, <u>however</u>, that notwithstanding the foregoing clauses (i) and (ii) of this Section 1.1(c), in no event shall (x) Purchaser be required to extend the Offer beyond the Initial Termination Date or the Extended Termination Date, as applicable or (y) Purchaser be required to extend the Offer beyond the termination of this Agreement in accordance with Article VIII.

(d) <u>Payment for Company Shares</u>. Subject to the terms and conditions of the Offer and this Agreement, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares validly tendered and not withdrawn pursuant to the Offer, as promptly as practicable after the applicable expiration date of the Offer (as it may be extended in accordance with Section 1.1(c)). The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding in accordance with Section 2.7(d).

(e) <u>Subsequent Offering Period</u>. Purchaser may (but shall not be required to), only with the prior written consent of the Company, extend the Offer for a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than twenty (20) business days immediately following the expiration of the Offer. Subject to the terms and conditions of the Offer and this Agreement, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares validly tendered and not withdrawn pursuant to the Offer as so extended by such subsequent offering period, as promptly as practicable after any such Company

Shares are tendered during such subsequent offering period. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer, as so extended by such subsequent offering period, shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding in accordance with Section 2.7(d).

(f) <u>Transfers of Ownership</u>. If the payment equal to the Offer Price or Merger Consideration in cash is to be made to a Person (as defined in Section 9.3(f)) other than the Person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Offer Price or Merger Consideration to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Parent that such taxes either have been paid or are not applicable.

(g) <u>Schedule TO; Offer Documents</u>. On the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "**Schedule TO**") with respect to the Offer, which shall contain as an exhibit or incorporate by reference an Offer to Purchase, or portions thereof (the "**Offer to Purchase**"), and forms of the letter of transmittal and summary advertisement, if any, in respect of the Offer (together with any supplements or amendments thereto, the "**Offer Documents**"), and (ii) cause the Offer Documents to be disseminated to all holders of Company Shares (collectively, the "**Company Securityholders**"). Subject to the provisions of Section 6.1, the Schedule TO and the Offer Documents may include a description of the determinations, approvals and Recommendations (as defined in Section 1.2(a)) of the Board of Directors of the Company (the "**Company Board**") set forth in Section 1.2(a). The Company shall promptly furnish to Parent and Purchaser in writing all information concerning the Company that may be required by applicable federal securities laws or reasonably requested by Parent and Purchaser for inclusion in the Schedule TO or the Offer Documents. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser shall advise the

Company, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revision of the Schedule TO or the Offer Documents, or comments thereon or responses thereto, or request by the SEC or its staff for additional information in connection therewith and shall provide to the Company and its counsel all written comments or requests for information that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after receipt thereof. Parent and Purchaser shall respond to any such comments or requests from the SEC regarding the Schedule TO and the Offer Documents. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Schedule TO and the Offer Documents shall be made by Parent and Purchaser without providing the Company a reasonable opportunity to participate in the formulation thereof and to review and comment thereon. If at any time prior to the Appointment Time, any information relating to the Parent, Purchaser, Company or any of their respective directors, officers or affiliates, should be discovered by Parent, Purchaser or the Company (including any correction to any of the information provided by them for use in the Schedule TO or other Offer Documents) which should be set forth in an amendment or supplement to the Schedule TO or other Offer Documents so that the Schedule TO or other Offer Documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Schedule TO or the other Offer Documents describing such information shall be promptly prepared and filed with the SEC and disseminated to the Company Securityholders, in each case as and to the extent required by applicable law.

1.2   Company Action.

(a) Company Determinations, Approvals and Recommendations. The Company hereby consents to the Offer and represents and warrants to Parent and Purchaser that, at meeting duly called and held prior to the date hereof, the Company Board has, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the transactions contemplated hereby are advisable, (ii) determined that this Agreement and the transactions contemplated hereby (including the Offer and the Merger), taken together, are fair to and in the best interests of the Company Securityholders, (iii) approved this Agreement and the transactions contemplated hereby (including the Offer and the Merger) which approval constituted approval under Section 203 of the Delaware General Corporation Law ("**DGCL**") as a result of which this Agreement and the transactions contemplated hereby (including the Offer and the Merger), are not and will not be subject to any restrictions under Section 203 of the DGCL, and (iv) resolved to recommend that the Company Securityholders accept the Offer, tender their Company Shares to Purchaser pursuant to the Offer and adopt this Agreement in accordance with the applicable provisions of laws of the State of Delaware ("**Delaware Law**") (the actions described in clauses (i) through (iv) are referred to collectively as the "**Recommendations**"); provided, however, that Recommendations may be withheld, withdrawn, amended or modified in accordance with the terms of Section 6.1(d). As of the date hereof, the Recommendations were unanimous. The Company hereby consents to the inclusion of the foregoing determinations and approvals in the Offer Documents and, to the extent that the foregoing Recommendations are not withheld, withdrawn, amended or modified in accordance with Section 6.1, the Company hereby consents to the inclusion of such Recommendations in the Offer Documents. Each director and executive officer of the Company has executed a Stockholders Agreement.

(b) Schedule 14D-9. The Company shall (i) file with the SEC, concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the "**Schedule 14D-9**"), and (ii) cause the Schedule 14D-9 to be mailed to the Company Securityholders, together with the Offer Documents, promptly after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act). Subject to the provisions of Section 6.1(d), the Company agrees the Schedule 14D-9 shall include a description of the determinations and approvals, and shall include the Recommendations of the Company's Board set forth in Section 1.2(a). Each of Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent and Purchaser that may be required by applicable federal securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revision of the with respect to the Schedule 14D-9, or comments thereon or responses thereto, or request by the SEC or its staff for additional information in connection therewith and shall provide to Parent and its counsel all written comments or requests for information that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt thereof. The Company shall respond to any such comments or requests from the SEC regarding the Schedule 14D-9. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Schedule 14D-9 shall be made by the Company without providing Parent a reasonable opportunity to participate in the formulation thereof and to review and comment thereon. If at any time prior to the Appointment Time, any information relating to the Company, Parent, Purchaser, or any of their respective directors, officers or affiliates, should be discovered by Parent, Purchaser or the Company (including any correction to any of the information provided by them for use in the Schedule 14D-9 which should be set forth in an amendment or supplement to the Schedule 14D-9 so that the Schedule 14D-9 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Schedule 14D-9 describing such information shall be promptly prepared and filed with the SEC and disseminated to the Company Securityholders, in each case as and to the extent required by applicable law.

(c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly following a request by Parent, furnish Parent with such information, including, without limitation, a list, as of the most recent practicable date, of the Company Securityholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including, without limitation, updated lists of stockholders, mailing labels, listings or files of securities positions, to the extent available), and with such assistance, as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares. Such information shall be provided in such format, including electronic form (if such information is existing in electronic form), as may be reasonably requested by Parent and as is practicable. Subject to any and all Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser and their agents shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and, (iii) if (A) this Agreement shall be terminated pursuant to Article VIII and (B) Parent and Purchaser shall withdraw the Offer or the Offer shall otherwise expire or terminate in accordance with the terms hereof without Purchaser (or Parent on Purchaser's behalf) having accepted for payment any Company Shares pursuant to the Offer, deliver (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

1.3   Company Boards of Directors and Committees; Section 14(f) of Exchange Act.

(a) Composition of Company Board. Effective upon the acceptance for payment by Purchaser of the Company Shares pursuant to the Offer (the "**Appointment Time**"), Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of: (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3); and (ii) the percentage that the number of Company Shares owned by Parent and/or Purchaser (including Company Shares accepted for payment) bears to the total number of Company Shares outstanding. Promptly following a request by Parent, the Company shall take all action reasonably necessary to cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, at the option of Parent, increasing the number of directors (and amending the Bylaws if so required), or seeking and accepting resignations of incumbent directors, or both; provided, however, that prior to the Effective Time (as defined in Section 2.2), the Company Board shall always have at least two members who were directors of the Company prior to consummation of the Offer and who are not affiliated with Parent or Purchaser (each, a "**Continuing Director**"). In the event that a Continuing Director shall resign from the Company Board prior to the Effective Time, Parent, Purchaser and the Company shall permit the remaining Continuing Directors to appoint the resigning director's successor, who shall thereafter be deemed to be a Continuing Director for all purposes of and under this Agreement. If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy or vacancies such that there shall be at least two Continuing Directors, who shall thereafter be deemed to be a Continuing Director for all purposes of and under this Agreement. If there shall be no Continuing Directors prior to the Effective Time, the majority of the members of the Company Board who are not Continuing Directors shall designate two persons to fill the vacancies such that there shall be two Continuing Directors, who shall thereafter be deemed to be a Continuing Director for all purposes of and under this Agreement. The Company shall, upon Parent's request following the Appointment Time, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than as it relates to action which may be taken or is required to be taken by the Continuing Directors pursuant to Section 1.3(c), (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Company Shares are listed.

(b) <u>Section 14(f) of the Exchange Act</u>. The Company's obligation to appoint Parent's designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all action required pursuant to this Section 1.3 and Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3, and shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers as is required under such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3. Parent shall provide to the Company in writing, and be solely responsible for any information with respect to itself and its nominees, directors, officers and affiliates, required by such Section 14(f) and Rule 14f-1.

(c) <u>Required Approvals of Continuing Directors</u>. Notwithstanding anything to the contrary set forth in this Agreement, after the Appointment Time but prior to the Effective Time, the approval of a majority of such Continuing Directors shall be required in order to (i) amend or terminate this Agreement, or agree or consent to any amendment or termination of this Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under this Agreement, (iii) waive any of the Company's rights, benefits or privileges under this Agreement if such action would adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)), or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the transactions contemplated hereby, including the Offer and the Merger, if such action would adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)); or (v) approve any other action by the Company which is reasonably likely to materially and adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries) with respect to the transactions contemplated by this Agreement. Without limitation, any decrease in the amount of Merger Consideration or any change in the form of Merger Consideration shall be deemed to materially and adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)).

ARTICLE II

THE MERGER

2.1   The Merger. At the Effective Time (as defined in Section 2.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Purchaser shall be merged with and into the Company (the "**Merger**"), the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "**Surviving Corporation**."

2.2   Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (or a Certificate of Ownership and Merger, as applicable) in customary form with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "**Certificate of Merger**") (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the "**Effective Time**") as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the "**Closing**") shall take place at a location, time and date to be specified by the parties, which shall be no later than the second (2nd) business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that, by their terms, are not capable of being satisfied or waived until the Closing), or at such other time, date and location as the parties hereto agree in writing (the "**Closing Date**").

2.3   Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law.

2.4   Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: "The name of the corporation is Digital Impact, Inc." and the Certificate of Incorporation shall be amended so as to comply with Section 6.11(a). At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws; provided, however, that at the Effective Time, the Bylaws of the Surviving Corporation shall be amended so as to comply with Section 6.11(a).

2.5   Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Purchaser immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Company immediately prior to the Effective Time, until their respective successors are duly appointed.

2.6   Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a) Company Common Stock. Each share of the Common Stock, par value $0.001 per share, of the Company (together with the associated Company Right (as defined in Section 3.2(a)) under the Company Rights

Agreement (as defined in Section 3.2(a)) ("**Company Common Stock**") issued and outstanding immediately prior to the Effective Time (the "**Company Shares**"), other than (i) any shares of Company Common Stock to be cancelled pursuant to Section 2.6(c) and (ii) the Appraisal Shares (as defined in Section 2.6(b)), will be cancelled and extinguished and automatically converted into the right to receive the Offer Price in cash, without interest (the "**Merger Consideration**"), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.9).

(b) <u>Appraisal Rights.</u> Notwithstanding anything in this Agreement to the contrary, shares (the "**Appraisal Shares**") of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of DGCL ("**Section 262**") shall not be converted into the right to receive the Merger Consideration as provided in Section 2.6(a), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder's Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.6(a). The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the Delaware Law received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(c) <u>Cancellation of Treasury and Parent Owned Stock</u>. Each share of Company Common Stock held by the Company or Parent, or any direct or indirect wholly-owned Subsidiary of the Company or of Parent, immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

(d) <u>Capital Stock of Purchaser</u>. Each share of common stock, par value $0.001, of Purchaser issued and outstanding prior immediately to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(e) <u>Stock Options; Employee Stock Purchase Plans; Restricted Stock</u>.

(i) Each unexercised Company Option outstanding at the Effective Time shall be assumed by Parent and converted into an option to purchase common stock of Parent, par value $0.01 per share (the "**Parent Common Stock**") in accordance with this Section 2.6(e)(i). Each unexercised Company Option so converted shall continue to have, and be subject to, the same terms and conditions (including vesting schedule) as set forth in the applicable Company Stock Option Plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Company Option shall be exercisable for that number of whole shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to the outstanding Company Option by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Company Option so converted shall be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The "**Exchange Ratio**" shall mean the quotient determined by dividing the Offer Price by the Market Price per share of Parent Common Stock. No later than five business days after the Closing, Parent shall register the shares of Parent Common Stock issuable upon exercise of Company Option converted pursuant to this

Section 2.6(e)(i) by filing a registration statement on Form S-8 (or any successor form) or another appropriate form with the SEC, and Parent shall use commercial best efforts to maintain the effectiveness of such registration statement and maintain the current status of the prospectus with respect thereto for so long as such options remain outstanding. For purposes of this Section, "**Market Price**" per share of Parent Common Stock shall be the average closing price per share of Parent Common Stock on the Nasdaq for the ten trading days selected by Parent and the Company by lot out of the 20 trading days ending on and including the fifth trading day prior to the Effective Time (the "**Random Trading Days**"). Parent and the Company shall select the Random Trading Days at 5:00 p.m. New York time on such fifth trading day. It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section shall be applied consistent with such intent.

(ii)   Prior to the Effective Time, the Company Purchase Plan shall be terminated. The rights of participants in the Company Purchase Plan with respect to any offering period then underway under such Company Purchase Plan shall be determined by treating the last business day prior to, or if more administratively advisable, the last payroll date of Company immediately prior to, the termination of the Company Purchase Plan, as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under such Company Purchase Plan. Prior to the Effective Time, Company shall take all actions (including, if appropriate, amending the terms of such Company Purchase Plan) that are necessary to give effect to the transactions contemplated by this Section 2.6(e)(ii).

(iii)   Each share of restricted (*i.e.* subject to a lapsing right of repurchase or risk of forfeiture) Company Common Stock granted under the Company's 1998 Stock Plan, 1999 Director Equity Plan, or under certain Protective Covenants Agreements by and between the Company and each of Noel McMichael and Paul Owen, executed in connection with the acquisition of Marketleap.com, Inc. (the "**Restricted Company Stock**"), issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration subject to the applicable terms and conditions of the corresponding Restricted Company Stock award agreement and Company

Stock Option Plan pursuant to which such Restricted Company Stock has been granted. Merger Consideration in respect of Restricted Company Stock shall be payable at such times as Restricted Company Stock would have become vested pursuant to the applicable vesting schedules contained in the Restricted Company Stock award agreements in effect as of the date hereof, subject to acceleration as provided in employment or other agreements between the Company and each holder of Restricted Company Stock or the Company Stock Option Plan under which it was granted.

(f) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

2.7 Surrender of Certificates.

(a) Payment Agent. Promptly following the date of this Agreement, Parent shall select a bank or trust company reasonably satisfactory to the Company to act as the payment agent (the "**Payment Agent**") in the Merger, and shall enter into a customary agreement with the Payment Agent, in a form reasonably satisfactory to the Company.

(b) Parent to Provide Cash. From time to time after the Effective Time, Parent shall promptly provide, or cause the Surviving Corporation to promptly provide, to the Paying Agent funds in amounts and at the times necessary for the payment of the Merger Consideration pursuant to this Article II upon surrender of Certificates (such funds amount being referred to herein as the "**Merger Fund**").

(c) Payment Procedures. As soon as reasonably practicable after the Effective Time, Parent and Purchaser shall cause the Payment Agent to mail (and shall make available for collection by hand) to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the "**Certificates**") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Appraisal Shares) whose shares were converted into the right to receive the Merger Consideration pursuant to this Article II: (i) a letter of transmittal (in customary form which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect thereof pursuant to this Article II (which instructions shall provide that, at the election of the surrendering holder, Certificates may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery). Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Payment Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to this Article II, and the Certificates so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration payable in respect thereof pursuant to this Article II.

(d) <u>Required Withholding</u>. Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid and (ii) Parent shall provide, or cause the Payment Agent to provide, to such Person written notice of the amounts so deducted or withheld.

(e) <u>No Liability</u>. Notwithstanding anything to the contrary in this Section 2.7, neither the Payment Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) <u>Investment of Merger Fund</u>. The Payment Agent shall invest the cash in the Merger Fund as directed by Parent on a daily basis; <u>provided</u> that no such investment or loss thereon shall affect the amounts payable to Company stockholders pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Merger Fund, and any amounts in excess of the amounts payable to Company stockholders pursuant to this Article II shall promptly be paid to Parent.

(g) <u>Termination of Merger Fund</u>. Any portion of the Merger Fund which remains undistributed to the holders of Certificates eighteen (18) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 2.7 shall after such delivery to Surviving Corporation look only to the Surviving Corporation for the Merger Consideration pursuant to this Article II.

2.8   <u>No Further Ownership Rights in Company Common Stock</u>. From and after the Effective Time, all cash paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

2.9   <u>Lost, Stolen or Destroyed Certificates</u>. In the event any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the amount in cash as may be payable therefor pursuant to Section 2.6.

2.10   <u>Further Action</u>. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Purchaser, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Purchaser, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

<center>ARTICLE III</center>

<center>REPRESENTATIONS AND WARRANTIES OF THE COMPANY</center>

The Company represents and warrants to Parent and Purchaser, except as disclosed in the Company SEC Reports (as defined in Section 3.4(a)) filed on or prior to the date hereof and except as disclosed in the disclosure letter supplied by Company to Parent dated as of the date hereof (the "**Company Disclosure Letter**"), as follows:

      3.1   <u>Organization; Standing and Power; Charter Documents; Subsidiaries</u>.

      (a) <u>Organization; Standing and Power</u>. The Company and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to be so organized, existing, qualified and in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company (as defined in Section 9.3(e)). For purposes of this Agreement, "**Subsidiary**," when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

      (b) <u>Charter Documents</u>. The Company has delivered or made available to Parent: (i) a true and correct copy of the Certificate of Incorporation and Bylaws of the Company, each as amended to date (collectively, the "**Company Charter Documents**") and (ii) the certificate of incorporation and bylaws, or like organizational documents (collectively, "**Subsidiary Charter Documents**"), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each of its Subsidiaries are not in violation of their respective Subsidiary Charter Documents, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) <u>Subsidiaries</u>. Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 includes all the Subsidiaries of the Company which are Subsidiaries as of the date hereof. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21.1, owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws (collectively, "**Liens**"), except in each case as would not have a Material Adverse Effect on the Company.

3.2   <u>Capital Structure</u>.

(a) <u>Capital Stock</u>. The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Common Stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the "**Company Preferred Stock**"), 1,000,000 of which shares have been designated as Series A Participating Preferred Stock ("**Company Series A Preferred Stock**") and have been reserved for issuance upon exercise of preferred stock purchase rights (the "**Company Rights**") issuable pursuant to that certain Preferred Stock Rights Agreement, dated as of March 4, 2005 between the Company and ComputerShare Investor Services LLC (the "**Company Rights Agreement**"). At the close of business on March 23, 2005: (i) 37,237,172 shares of Company Common Stock were issued and outstanding, (ii) 633,339 shares of Company Common Stock were issued and held by the Company in its treasury, and (iii) no shares of Company Series A Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any statutory preemptive rights.

(b) <u>Stock Options</u>. As of the close of business on March 23, 2005: (i) 6,584,328 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Option Plans (equity or other equity-based awards, whether payable in cash, shares or otherwise granted under or pursuant to the Company Stock Option Plans are referred to in this Agreement, but excluding the Restricted Company Stock, are referred to in this Agreement as "**Company Options**"), and (ii) as of March 23, 2005, 5,687,339 shares of Company Common Stock are reserved for future issuance under the Company Purchase Plans. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans and the Company Purchase Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the capital stock of the Company. The Company has made available to Parent true and correct lists, dated as of March 23, 2005 of all holders of Company Options, the number of Company Options held, exercise prices and the number of Company Options vested as of March 23, 2005.

(c) <u>Voting Debt</u>. No bonds, debentures, notes or other indebtedness of the Company having the right to vote on any maters on which stockholders of the Company may vote ("**Voting Debt**") is issued or outstanding as of the date hereof.

(d) <u>Other Securities</u>. Except as otherwise set forth in this Section 3.2, as of the date hereof, except for the exercises or conversions of options, warrants or other securities outstanding as of the date hereof, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements, rights of first refusal or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

3.3　Authority; Non-Contravention; Necessary Consents.

(a) Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Offer and the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or to consummate transactions contemplated hereby (including the Offer and the Merger), subject only to the adoption of this Agreement by the Company's stockholders, if and to the extent required by applicable law, and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Purchaser, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors' rights and general principles of equity.

(b) Non–Contravention. The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the adoption of this Agreement by the Company's stockholders, if and to the extent required by applicable law, and compliance with the requirements set forth in Section 3.3(c), conflict with or violate any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of payment, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract (as defined in Section 3.12) except, with respect to clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (a) would not substantially impair the Company from performing its obligations hereunder and (b) would not have a Material Adverse Effect on Company.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "**Governmental Entity**") is required to be obtained or made by the Company or its Subsidiaries in connection with the execution, delivery and consummation of this Agreement and the transactions contemplated hereby (including the Offer and the Merger), except for: (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company and/or Parent are qualified to do business, and (B) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and antitrust and trade competition laws (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**")). The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (A) and (B) are referred to herein as the "**Necessary Consents**."

3.4   SEC Filings; Financial Statements.

(a) SEC Filings. The Company has timely filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC since March 31, 2002. The Company has made available to Parent all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file or furnish subsequent to the date hereof), as amended, are referred to herein as the "**Company SEC Reports**." As of their respective dates (or if subsequently amended or supplemented, on the date of such amendment or supplement), the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is, or has at any time been, required to file or furnish any form, reports or other documents with the SEC, and none of the Company's Subsidiaries is, or has at any time been, required to file or furnish any material forms, reports or other documents with any foreign, state or other securities regulatory body other than Nasdaq.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "**Company Financials**"): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, 8-K or any successor or like form under the Exchange Act), and (iii) fairly presented (and with respect to unaudited interim financial statements fairly presented in all material respects) the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of the Company's operations and cash flows for the periods indicated. The balance sheet of the Company contained in the Company SEC Reports as of December 31, 2004 is hereinafter referred to as the "**Company Balance Sheet**." The books and records of the Company and its Subsidiaries have been maintained in accordance with past practice and GAAP. PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting practices which materially impacts or would require the restatement of any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements, such that they should no longer be relied upon.

(c) The Schedule 14D-9 and, if applicable, the Proxy Statement (and any amendment thereof or supplement thereto) will comply as to form in all material respects with applicable federal securities laws. The Schedule 14D-9 and, if applicable, the Proxy Statement, on the date filed with the SEC and the date first published, sent or given to the Company Securityholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser in writing for inclusion or incorporation by reference in the Schedule 14D-9 and the Proxy Statement. The information provided by the Company in writing to the Parent or Purchaser for inclusion or incorporation by reference in the Schedule TO or the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Company has designed and implemented disclosure controls and procedures, within the meaning of Rule 13a-15(e) of the Exchange Act, to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (i) has disclosed, based on its most recent evaluation, to the Parent and to the Company's outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company's or its Subsidiaries' ability to record, process, summarize and report financial data, and (B) any fraud, whether material or not material, that involves management or other employees of the Company or its Subsidiaries who have or had a significant role in the Company's internal controls over financial reporting. The certificates of the Chief Executive Officer and Chief Financial Officer of the Company required by Rule 13a-14 under the Exchange Act with respect to the Company SEC Reports, as applicable, were true and correct as of the date made.

(e) Each of the Company and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains effective internal accounting controls over financial reporting as required by Rule 13a-154 or Rule 15d-15, as applicable, of the Exchange Act, that provide assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company's consolidated assets; (iii) access to the Company's consolidated assets is permitted only in accordance with management's authorization; (iv) the reporting of the Company's consolidated assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Further, to the Knowledge of the Company and its Subsidiaries, no facts or circumstances exist as of the date hereof that would reasonably be expected to prevent or otherwise delay the assessment of management of the Company of internal control over financial reporting that concludes that the internal control over financial reporting of the Company and its Subsidiaries is effective as required by Section 404 of the Sarbanes-Oxley Act as of the time such assessment is required.

(f) The Company has provided or made available to Parent true and complete copies of all comment letters received by the Company from the SEC since March 31, 2001 and all responses to such comment letters by or on behalf of the Company.

3.5 <u>Absence of Certain Changes or Events</u>. Except as disclosed in the Company SEC Reports on file with the SEC, since the Balance Sheet Date and through the date hereof, each of the Company and its Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice and there has not been:

(a) Any Material Adverse Effect on the Company;

(b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its Subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company's capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;

(c) any split, combination or reclassification of any of the Company's or any of its Subsidiaries' capital stock;

(d) any grant by the Company or any of its Subsidiaries to any current or former director, officer or employee of the Company or any of its Subsidiaries of any increase in compensation or pay any bonus, except for non-material increases of cash or equity compensation in the ordinary course of business granted to employees who are not executive officers of the Company;

(e) any grant by the Company or any of its Subsidiaries to any such current or former director, officer or employee of any increase in severance, retention or termination pay, except to the extent required under any agreement (or in the case of any employee not covered by an employment agreement to the extent granted in accordance with the Company's employment compensation policies that have been provided in writing to Parent) in each case in effect as the date hereof;

(f) any amendment or modification to any Company Options or other equity-based compensation awards;

(g) any material change in financial or tax accounting methods, principles or practices by the Company or any of its Subsidiaries except insofar as may have been required by a change in GAAP or Law and have been disclosed in Company SEC Reports;

(h) any material Tax election by the Company or any of its Subsidiaries or settlement or compromise by the Company or any of its Subsidiaries of any material Tax liability or refund;

(i) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any Indebtedness individually or in the aggregate in excess of $1,000,000, other than in the ordinary course of business;

(j) any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business;

(k) any making of any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to the Company or any direct or indirect wholly-owned Subsidiary of the Company, and (B) other than advances of expenses to employees, consultants or directors made in the ordinary course of business;

(l) any write off by the Company or any of its Subsidiaries as uncollectible any notes or accounts receivable, except for write offs in the ordinary course of business consistent with past practice;

(m)any cancellation of any material debts or waiver of any material claims or rights by the Company or any of its Subsidiaries;

(n) (A) any direct or indirect acquisition by the Company or any of its Subsidiaries, or agreement to acquire, by merging or consolidating with, or by purchasing or by any other manner, any equity interest in, business of or any substantial portion of the assets of, any Person or any acquisition by the Company or any of its Subsidiaries of any assets that are material to the Company and its Subsidiaries taken as a whole, (B) any sale, lease, license, Lien or other disposition of any Intellectual Property of the Company or any of its Subsidiaries, other than sales and licenses of products to customers in the ordinary course of business, (C) any incurrence or agreement to incur any new capital expenditures by the Company or any of its Subsidiaries that are in excess of $1,000,000 in any calendar quarter, or (D) any assignment, termination (other than pursuant to its terms) or relinquishment by the Company or any of its Subsidiaries of any contract, license or other right which produced net revenue to the Company in excess of $250,000 during fiscal year 2004;

(o) any violation of any Legal Requirement by the Company or any of its Subsidiaries applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for conflicts, violations and defaults that would not have a Material Adverse Effect on the Company; or

(p) any authorization, commitment or agreement to take any action referred to in this Section 3.5.

3.6   Taxes.

(a) For the purposes of this Agreement, the term "**Tax**" or, collectively, "**Taxes**," shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for taxes of a predecessor entity. The Company and each of its Subsidiaries have filed all material federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes ("**Tax Returns**") required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid (whether or not shown on any Tax Returns), and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements.

(b) No material deficiencies for any Taxes have been asserted or assessed, or, to the Knowledge (as defined in Section 9.3(b)) of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP). No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(c) Except as set forth in Section 3.6(c) of the Company Disclosure Letter, none of the Company and its Subsidiaries is party to any tax-sharing, allocation or indemnification agreement.

(d) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e) None of the Company and its Subsidiaries has constituted either a "**distributing corporation**" or a "**controlled corporation**" (within the meaning of Section 355(a) (1) (A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within two (2) years of the date of this Agreement.

(f) Each of the Company and its Subsidiaries currently computes its taxable income using the accrual method of accounting and has used the accrual method of accounting to compute its taxable income for all taxable years ending on or after March 31, 1998. None of the Company and its Subsidiaries has agreed, or is required, to make any material adjustment under Section 481 of the Code affecting any taxable year ending on or after March 31, 1998. None of the Company and its Subsidiaries has made any, or is obligated under any Contract or agreement to make any, payment that is or was subject to limits on deductibility under Code Section 162(m). Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any "**excess parachute payment**" within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) in connection with the transactions contemplated hereunder.

(g) The Company and its Subsidiaries have made available to Parent correct and complete copies of (i) all of their material Tax Returns filed since March 31, 2001, (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five (5) years relating to the federal, state, local or foreign Taxes due from or with respect to the Company and its Subsidiaries, and (iii) any closing letters or agreements entered into by the Company or any of its Subsidiaries with any Governmental Authority within the past five (5) years with respect to Taxes.

(h) To the Knowledge of the Company, none of the Company and its Subsidiaries is or has been a party to a "**reportable transaction**" as defined in Treasury Regulations Section 1.6011-4(b).

3.7   Intellectual Property.

(a) As used herein, the term "**Intellectual Property**" means all trademarks, service marks, trade names, Internet domain names, designs, insignia, logos, slogans, other similar designators of source or origin and general intangibles of like nature, together with all goodwill of the Company and its Subsidiaries symbolized by any of the foregoing and registrations and applications relating to the foregoing (collectively, "**Trademarks**"); patents, including any continuations, divisional, continuations-in-part, renewals, reissues and applications for any of the foregoing, as well as any invention disclosures (collectively, "**Patents**"); copyrights (including registrations and applications for any of the foregoing and common law copyrights) (collectively "**Copyrights**"); computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including, but not limited to, user manuals and training materials, related to any of the foregoing (collectively, "**Software Programs**"); databases and compilations, including, but not limited to, any and all data and collections of data (such as, but not limited to, all customer-related data), confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (collectively "**Trade Secrets**") held for use or used in the business of the Company and each of its Subsidiaries as conducted as of the Closing Date or as presently contemplated to be conducted. As used herein, "**Company Owned IP**" means Intellectual Property that is owned by the Company or any of its Subsidiaries. "**Company Licensed IP**" means all Intellectual Property owned by a third party and licensed to the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries obtains any rights, under any IP Agreement. **"IP Agreement"** means any agreement under which a party licenses Intellectual Property to Company or any its Subsidiaries, provided that a non-disclosure agreement is not an "IP Agreement" and a confidentiality provision in an agreement does not, in the absence of a license of any other Intellectual Property (other than the disclosure of Trade Secrets) make such agreement an "IP Agreement." "**Company IP**" means all Company Owned IP, Company Licensed IP and any other Intellectual Property used by the Company or any of its Subsidiaries.

(b) Section 3.7(b) of the Company Disclosure Letter sets forth a complete and accurate list of, for Company Owned IP, all existing U.S. and foreign registrations and applications for Patents, Trademarks and Copyrights.

(c)

(i)   Except as set forth in the IP Agreements as of the date hereof, the Company and its Subsidiaries are not obligated to pay any material royalties, honoraria or other amounts (other than registration, maintenance, and similar fees with respect to the registration and maintenance of registered Patents, Trademarks and Copyrights) to any third party(is) with respect to the use of any material Company Licensed IP or material Company Owned IP.

(ii)   To the Company's Knowledge, except as set forth in the IP Agreements as of the date hereof, the Company and its Subsidiaries are not obligated to pay any material royalties, honoraria or other amounts (other than registration, maintenance, and similar fees with respect to the registration and maintenance of registered Patents, Trademarks and Copyrights) to any third party(is) with respect to the use of any other material Intellectual Property used by the Company or any of its Subsidiaries.

(d) Except as set forth in Section 3.7(d) of the Company Disclosure Letter:

(i)   the Company or its Subsidiaries are the sole and exclusive owners of all material Company Owned IP and have, to Company's Knowledge, a valid right to use all material Company Owned IP and material Company Licensed IP as currently used, free and clear of all Liens other than Liens arising in the ordinary course of business;

(ii)   to the Company's Knowledge, the Company or its Subsidiaries have a valid right to use any other material Intellectual Property used by the Company or any of its Subsidiaries as currently used, free and clear of all Liens other than Liens arising in the ordinary course of business;

(iii)   the Company or any of its Subsidiaries is listed in the records of the applicable United States, state, or foreign registry as the sole current owner of record for each application and registration included in the Company Owned IP;

(iv)   any applications and registrations of material Company Owned IP have been duly maintained, are, to Company's Knowledge, valid and subsisting, in full force and effect and have not been cancelled, expired, dedicated to the public domain or abandoned;

(v)   except as set forth in Section 3.9 of the Company Disclosure Letter, there is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial, administrative or registration authority proceeding in any jurisdiction pending (or, to the Company's Knowledge, threatened) involving (A) the Company Owned IP, or (B) to the Company's Knowledge, any other material Company IP, alleging misappropriation, infringement, dilution or other violation of the intellectual property rights of any third party or challenging the Company or any of its Subsidiaries' ownership, use, validity, enforceability or registrability of any such Company IP;

(vi)   to the Company's Knowledge, no third party is misappropriating, infringing, diluting or otherwise violating any material Company Owned IP or any other material Company IP and no such claims, suits, arbitration or other adversarial proceedings have been brought or threatened against any third party by the Company or any of its Subsidiaries;

(vii)   the Company and each of its Subsidiaries takes (and with respect to material Software Programs that are included in material Company Owned IP, have taken) reasonable measures to protect the confidentiality of all material Trade Secrets constituting material Company Owned IP, and (to the Company's Knowledge) no such Trade Secret has been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement that protects the proprietary interests of the Company and the applicable Subsidiaries of the Company in and to such Trade Secrets;

(viii)   the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company's or any of its Subsidiaries' current right to own, use or bring any action for the infringement of, any of any material Company Owned IP, nor will such consummation require the consent of any third party in respect of any material Company IP or material IP Agreement; and

(ix)   all material Software Programs included in the Company Owned IP were developed either (A) by employees of the Company or any of its Subsidiaries within the scope of their employment or (B) by independent contractors who have assigned (1) all of their ownership rights and (2) all other rights (subject in the case of this subclause (2) to the retention of the right to use residual general Knowledge retained in unaided memory or non-material code developed by such independent contractors prior to or outside the scope of the development of the Software for the Company or any of its Subsidiary) to such Software Programs to the Company or any of its Subsidiaries pursuant to a written agreement. Except as set forth in Section 3.7(d)(ix) of the Company Disclosure Letter, to the Company's Knowledge, no third party (other than the independent contractors described in (B) above or Persons who are subject to written non-disclosure agreements that protect the proprietary interests of the Company and the applicable Subsidiaries of the Company in and to such Software Programs and any Trade Secrets embodied therein) has had access to any of the source code for any of such material Software Programs, and there has been no disclosure of any such source code to any competitor of the Company, and no act has been done or omitted to be done by the Company or any of its Subsidiaries the result of which would be to dedicate to the public domain or entitle any governmental entity to hold abandoned or dedicated to the public domain any of such Software Programs.

(e) The Software Programs owned by the Company or any of its Subsidiaries materially contribute in each case to the functionality and processes of the products and services set forth in Section 3.7(e) of the Company Disclosure Letter as implemented as of the date hereof.

3.8   Compliance; Permits.

(a) Compliance. Neither the Company nor any of its Subsidiaries is in violation of any Legal Requirement (including, without limitation, any laws related to privacy, data protection and the collection and use of personal information gathered or used by the Company and its Subsidiaries, any environmental laws, the Sarbanes-Oxley Act and any laws, rules and regulations related to any of the foregoing, as well as, to the Company's Knowledge, any privacy policies of the Company and its Subsidiaries) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for conflicts, violations and defaults that would not have a Material Adverse Effect on the Company. To the Company's Knowledge, the Company and its Subsidiaries take steps commercially reasonable to comply with all Legal Requirements, as well as the Company's privacy policies, for the protection of personal information against loss and against unauthorized access, use, modification, disclosure or other misuse. As of the date hereof, no material investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened in a writing delivered to the Company or any of its Subsidiaries, against the Company or any of its Subsidiaries. There is no material judgment, injunction, order or decree against the Company or any of its Subsidiaries. No written notice has been received by the Company or any of its Subsidiaries alleging any violation of any of the foregoing Legal Requirements.

(b) Permits. The Company and its Subsidiaries hold, to the extent legally required, all material permits, licenses, variances, exemptions, orders and approvals from Governmental Entities ("**Permits**") that are required for the operation of the business of the Company, as currently conducted (collectively, "**Company Permits**"). As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

3.9   Litigation.

(a) As of the date hereof, there are no claims, suits, actions or proceedings, or to the Company's Knowledge, investigations, pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective businesses or assets or any of the directors or officers of the Company or any of its Subsidiaries or, to the Knowledge of the Company, its other employees, stockholders or representatives (in each case insofar as any such matters relate to their activities with the Company or any of its Subsidiaries) at law or in equity, before any Governmental Entity, arbitrator or arbitration panel that has resulted or would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $500,000 or that is seeking injunctive relief that would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $500,000. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment against the Company or any of its Subsidiaries or naming the Company or any of its Subsidiaries as a party or, to the Knowledge of the Company, by which any of the employees of the Company or any of its Subsidiaries is prohibited or restricted from engaging in or otherwise conducting the business of the Company or any of its Subsidiaries as presently conducted that has or would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $500,000. Section 3.9(a) of the Company Disclosure Schedule shall include a complete and accurate summary of each such suit, claim, action, proceeding, investigation and judgment set forth therein, together with a summary of its status as well as the damages or other relief sought or imposed thereby.

(b) To the Knowledge of the Company, there is no investigation or review by any Governmental Entity or self-regulatory authority with respect to the Company or any of its Subsidiaries (excluding investigations and reviews of Intellectual Property applications by the Intellectual Property offices of a Governmental Entity) or any of their respective employees (insofar as any such investigation or review relates to their activities with the Company or any of its Subsidiaries) actually pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity or self-regulatory authority indicated to the

Company or any of its Subsidiaries in writing or, to the Knowledge of the Company, orally, an intention to conduct the same.

3.10   Employee Benefit Plans.

(a) Documents. Section 3.10(a) of the Company Disclosure Letter sets forth a list of the following: (i) all severance and employment agreements of the Company with directors or executive officers, (ii) all material severance programs and policies of each of the Company or its Subsidiaries, (iii) all plans or agreements of the Company or its Subsidiaries relating to any of its current or former employees, consultants or directors (each, an "**Employee**") pursuant to which benefits would vest or an amount would become payable or the terms of which would otherwise be altered, in any case, by virtue of the transactions contemplated hereby, (iv) each Retirement Plan (as defined in Section 3.10(b)(ii)) of the Company (a "**Company Retirement Plan**"), (v) each employee stock purchase plan of the Company, including the 1999 Employee Stock Purchase Plan (the "**Company Purchase Plans**"), (vi) each stock option plan, stock award plan, stock appreciation right plan, phantom stock plan, stock option, other equity or equity-based compensation plan, equity or other equity based award to any Person (whether payable in cash, shares or otherwise) (to the extent not issued pursuant to any of the foregoing plans) or other plan or Contract of any nature with any Person (whether or not an Employee) pursuant to which any stock, option, warrant or other right to purchase or acquire capital stock of the Company or right to payment based on the value of Company capital stock has been granted or otherwise issued, but, in any case excluding the Company Purchase Plans (collectively, "**Company Stock Option Plans**"), and (vii) each material Benefit Plan that Company maintains, sponsors or is a party to and under which Company has a liability under that provides benefits to Employees, former Employees, independent contractors (or their dependents or beneficiaries). The Company has delivered or made available to Parent for review all material documents relating to each of the items listed on Section 3.10(a) of the Company Disclosure Letter.

(b) Benefit Plan Compliance.

(i)   With respect to each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock-related or performance award, retirement, vacation, severance, disability, death benefit, sick, hospitalization, medical, loan (other than travel allowances and relocation packages), fringe benefit, disability, sabbatical, leave of absence, layoff, vacation, day or dependent care, cafeteria (Code 125), accident, legal services, financial education/advice, welfare and other plan, arrangement or understanding providing benefits to any Employee, employment agreement (or beneficiaries or dependents of Employees), consulting agreement or severance agreement with any current or former officer or director of the Company or its Subsidiaries, or any material employment agreement, consulting agreement or severance agreement for any current Employee (collectively, "**Benefit Plans**") of the Company or any of its Subsidiaries ("**Company Benefit Plans**"), no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any liability under the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), the Internal Revenue Code of 1986, as amended (the "**Code**") or any other applicable Legal Requirement, except as has not or would not reasonably be expected to have a Material Adverse Effect on the Company.

(ii)   Each Company Benefit Plan has been administered and operated in accordance with its terms, with the applicable provisions of ERISA, HIPAA, the Code and all other applicable Legal Requirements and the terms of all applicable collective bargaining agreements, except, in each case, as has not or would not reasonably be expected to have a Material Adverse Effect on the Company. Any Company Retirement Plan (as defined below) intended to be qualified under Section 401(a) and its related trust under Section 501(a) of the Code has obtained an updated favorable determination letter (or opinion letter) in accordance with the IRS remedial amendment period ending February 28, 2002 as to its qualified status under the Code or is entitled to rely on an opinion letter issued to the sponsor of the prototype document upon which such Company Retirement Plan is based pursuant to applicable guidance, or has remaining a period of time to apply for such determination or opinion letter. For purposes of this Agreement, "**Retirement Plan**" shall mean a material arrangement for the provision of Retirement Benefit Rights (as defined below) to Employees (and, if applicable, beneficiaries thereof). For purposes of this Agreement, "**Retirement Benefit Rights**" shall mean, with respect to an entity, any pension, lump sum, gratuity, or a like benefit provided or generally intended to be provided on retirement or on death in respect of an Employee's relationship as a service provider to an entity or its Subsidiaries, including any nonqualified deferred compensation plan or agreement. Material post-retirement health benefits and any other self-insured health benefit arrangements are deemed to be "Retirement Benefit Rights." Material deferred compensation payments required to be made to an Employee in respect of the termination of employment are also deemed to be "Retirement Benefit Rights."

(iii)   To the Knowledge of the Company, no material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan has been made to an Employee (or his or her beneficiary or dependent) of the Company or any of its Subsidiaries by an authorized Employee of the Company that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any material number or category of its Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv)   There are no material unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any material claim.

(v)   All contributions, premiums and other payments required by law, plan provisions, or otherwise, under any Benefit Plan, has been properly remitted by the applicable due date, except as would not have a Material Adverse Effect on the Company.

(c) Multiple Employer and Multiemployer Plans. At no time has the Company or any other person or entity under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a "**Controlled Group Affiliate**") with the Company participated in and/or been obligated to contribute to any Company Benefit Plan in which any persons which are not or were not at the relevant time, Controlled Group Affiliates of the Company and/or their Employees, have participated. No Company Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

(d) Continuation Coverage. No Company Benefit Plan provides health benefits (whether or not insured), with respect to Employees after retirement or other termination of service (other than coverage mandated by applicable Legal Requirements or benefits, the full cost of which is borne by the Employee) other than individual arrangements the amounts of which are not material.

(e) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no contract, agreement, plan or arrangement with an Employee to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(f) Labor. No collective bargaining agreement is being negotiated or renegotiated in any material respect by the Company or any of its Subsidiaries. As of the date of this Agreement, there is no material labor dispute, strike or work stoppage against Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened which may materially interfere with the business activities of the Company. As of the date of this Agreement, to the Knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the business of the Company, and there is no material charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing.

(g) Pension Plans. The Company or a Subsidiary does not and has not ever maintained a plan subject to the provisions of Code Section 412 or subject to the supervision of the Pension Benefit Guarantee Corporation.

3.11   Environmental Matters.

(a) Hazardous Material. Except as would not result in a Material Adverse Effect on the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "**Hazardous Material**") are present, as a result of the actions of the Company or any of its Subsidiaries or any affiliate of the Company, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities. Except as would not result in a Material Adverse Effect on the Company: (i) neither the Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date and (ii) neither the Company nor any of its Subsidiaries has disposed of, transported, sold, used, released, exposed its Employees or others to or manufactured any product containing a Hazardous Material (collectively, "**Hazardous Materials Activities**") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

3.12   Contracts.

(a) Material Contracts. Section 3.12(a) of the Company Disclosure Letter sets forth a list of all Company Material Contracts, other than those Company Material Contracts which have been filed with the Company SEC Reports. For purposes of this Agreement, "**Company Material Contract**" shall mean any of the following Contracts to which the Company or any of its Subsidiaries is bound as of the date hereof:

(i)   any "**material contracts**" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Company and its Subsidiaries;

(ii)   any Contract containing any covenant limiting the right of the Company or its Subsidiaries to engage in any line of business, make use of any material Intellectual Property or compete with any Person in any line of business, or that purports to bind any successor to or affiliate of the Company (after consummation of the Offer or the Merger), to any such restrictions;

(iii)   any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets (other than a Contract terminable on notice of 30 days or less without penalty) that provides for future payment obligations during the next 12 months by the Company or its Subsidiaries of $250,000 or more;

(iv)   any Contract or series of related Contracts that will result in net revenues to the Company and its Subsidiaries of $250,000 or more during the Company's fiscal year 2005;

(v)   any lease of personal property providing for future payment obligations of $100,000 or more during the next 12 months;

(vi)   any mortgage, pledge, security agreement, deed of trust or other instrument granting a material Lien upon any property owned or leased by the Company or a Subsidiary;

(vii)   Contract under which the Company or a Company Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture or other evidence of indebtedness for borrowed money issued to any Person (other than the Company or a Company Subsidiary) in any such case which, individually, is in excess of $100,000;

(viii)   any Contract under which the Company or a Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or a direct or indirect wholly-owned Subsidiary), in any such case which, individually, is in excess of $100,000;

(ix)   agreement or instrument providing for indemnification by the Company or any of its Subsidiaries of any Person with respect to material liabilities relating to any current or former business of the

Company, a Subsidiary or any predecessor Person other than indemnification obligations of the Company or any Subsidiary pursuant to the provisions of a Contracts with customers entered into in the ordinary course of business and any provisions of lease agreements for real or personal property;

(x)   any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or other assets;

(xi)   any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture in which the Company or any of its Subsidiaries is a party or has a voting or economic interest; and

(xii)   any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would be reasonably expected to have a Material Adverse Effect on any material division or business unit or other material operating group of product or service offerings of the Company or otherwise have a Material Adverse Effect on the Company.

(b) <u>No Breach</u>. All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole. Since March 31, 2004, no counterparty to any Company Material Contract disclosed, or required to be disclosed, on the Company Disclosure Schedule in response to Sections 3.12(a)(iv), (a)(v) and (a)(xii) above, has given notice in writing of any intention to cancel or otherwise terminate prior to the end of the applicable contract term, such Company Material Contract.

3.13   <u>Takeover Statutes</u>. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL, and any other similar

Legal Requirement, will not apply to Parent or Purchaser during the pendency of this Agreement, including the execution, delivery or performance of this Agreement and the transactions contemplated hereby (including the Offer and the consummation of the Merger).

3.14 <u>Rights Plan</u>. The Company has taken all actions necessary to render the Company Rights Agreement inapplicable to the execution and delivery of the Agreement and the transactions contemplated hereby (including the Offer and the consummation of the Merger).

3.15 <u>Brokers' and Finders' Fees</u>.

(a) No broker, investment banker, financial advisor or other Person, other than Credit Suisse First Boston LLC ("**CSFB**") pursuant to an engagement letter dated March 4, 2005, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with this Agreement or any transaction contemplated hereby.

(b) True and correct copies of all agreements between the Company and CSFB concerning the transactions contemplated hereby, including without limitation, any fee arrangements, have been previously provided or made available to Parent.

3.16 <u>Off-Balance Sheet Transactions and Public Accountant</u>. There have been no "off-balance sheet arrangements", as such term is defined in Item 303(c) of Regulation S-K of the SEC, effected by the Company or its Subsidiaries since March 31, 2002. To the Knowledge of the Company, PricewaterhouseCoopers LLP is, and has been throughout the periods covered by the financial statements contained in the Company SEC Reports, "independent" with respect to the Company within the meaning of Regulation S-X.

3.17 <u>No Undisclosed Liabilities</u>. Except as disclosed in the Company Financials or the Company SEC Reports, since the date of the Company Balance Sheet and through the date hereof, neither the Company nor any of its Subsidiaries has any liabilities required under GAAP to be set forth on a consolidated balance sheet which, has or would be reasonably expected to have a Material Adverse Effect on the Company, except for (a) liabilities set forth or reflected in the Company Balance Sheet or identified in the related notes thereto;

(b) liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business; and (c) liabilities incurred in connection with the tender offer (as may be amended from time to time) for the Company's Common Stock commenced by infoUSA, Inc. and DII Acquisition Corp. on February 24, 2005, or pursuant to this Agreement or the transactions contemplated hereby, including the Offer and the Merger.

3.18   Potential Conflict of Interest. Except as set forth in the Company SEC Reports, since March 31, 2004 and through the date hereof, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and their respective affiliates, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursements of ordinary expenses). Except as disclosed in the Company SEC Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding "extension of credit" to directors or officers within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

3.19   Properties. The Company and each of its Subsidiaries have good title, free and clear of all Liens, to all material tangible properties and assets reflected in the Company Financials contained in the Company's quarterly report on Form 10-Q for the fiscal period ended December 31, 2004, as being owned by Company and its Subsidiaries as of the date thereof, and all material tangible properties and assets purchased by the Company and/or its Subsidiaries since December 31, 2004 which are material, individually or in the aggregate, to the Company's business as currently conducted, other than (i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such Company Financials, (ii) Liens disclosed in the notes to such Company Financials and (iii) Liens arising in the ordinary course of business after the date of such Company Financials. None of the Company or any of its Subsidiaries owns or operates, or has ever owned or operated, any real property.

3.20   Insurance. Company and each of its Subsidiaries is presently insured, and during each of the past three calendar years has been insured, against such risks, as to the Company's Knowledge, that companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Company and its Subsidiaries provide, to the

Company's Knowledge, adequate coverage against loss. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. Company and its Subsidiaries have complied in all material respects with the terms of such policies. As of the consummation of the Offer, the Company and its Subsidiaries shall continue to have coverage under such policies and bonds with respect to events occurring prior to the consummation of the Offer. As of the date hereof, there is no claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any such policies.

3.21   Opinion of Financial Advisor. The Company Board has received the opinion of CSFB dated March 24, 2005, to the effect that, as of the date thereof, the Offer Price is fair from a financial point of view to the Company Securityholders (other than affiliates of the Company). The Company will deliver, promptly after its receipt, a true and complete copy of such opinion to the Parent. The Company has been authorized by CSFB to permit the inclusion of such opinion in its entirety in the Offer Documents, the Schedule 14D-9 and the Proxy Statement.

3.22   Required Vote. The only vote of holders of any class or series of Company capital stock necessary to approve and adopt this Agreement is, if required by applicable Law, the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock. The affirmative vote of any holders of any other class of Company capital stock is not necessary to approve this Agreement or to consummate any of the transactions contemplated hereby.

3.23   Employment Agreements. At least two of the following three individuals are Employees of the Company and have not anticipatorily repudiated the Employment Agreements: William C. Park, Gerardo Capiel and Kevin Johnson; provided, however, that with respect to any such individual, in the event such individual's employment with the Company is terminated for death or disability, such individual shall nonetheless be deemed to be an Employee of the Company and have not anticipatorily repudiated the Employment Agreements. The failure of such representation to be true as of immediately prior to the expiration date of the Offer shall be deemed to be a Material Adverse Effect on the Company.

3.24   Other Agreements. Neither the Company nor any of its Subsidiaries has entered into any Contract with any officer or director of the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

AND PURCHASER

Parent and Purchaser represent and warrant to the Company, except as disclosed in the Parent SEC Reports (as defined in Section 4.3) filed on or prior to the date hereof and except as disclosed in the disclosure letter supplied by Parent and Purchaser to the Company dated as of the date hereof (the "**Parent Disclosure Letter**"), as follows:

4.1   Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Each of Parent and the Purchaser and each of their respective Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or to be good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or Purchaser, as the case may be.

(b) Charter Documents. Each of Parent and Purchaser has delivered or made available to the Company: (i) a true and correct copy of its Certificate of Incorporation and Bylaws (or like organizational documents), each as amended to date (collectively, the "**Parent Charter Documents**") and (ii) the Subsidiary Charter Documents of each of its Subsidiaries, and each such instrument is in full force and effect. Neither Parent nor Purchaser is in violation of any of the provisions of the Parent Charter Documents and each of its Subsidiaries are not in violation of their respective Subsidiary Charter Documents, except as would not reasonably be expected to have a Material Adverse Effect on Parent or Purchaser, as the case may be.

4.2   Authority; Non-Contravention; Necessary Consents.

(a) Authority. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Offer and the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger) has been duly authorized by all necessary corporate action on the part of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution and delivery of this Agreement or transactions contemplated hereby (including the Offer and the Merger), subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent and Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors' rights and general principles of equity.

(b) Non–Contravention. The execution and delivery of this Agreement by Parent and Purchaser does not, and performance of this Agreement by Parent and Purchaser will not: (i) conflict with or violate the Parent Charter Documents or any other Subsidiary Charter Documents of any Subsidiary of Parent or (ii) subject to compliance with the requirements set forth in Section 4.2(c), conflict with or violate any Legal Requirement applicable to Parent, Purchaser or any of Parent's other Subsidiaries or by which Parent, Purchaser or any of Parent's other Subsidiaries or any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Parent Material Contract except, with respect to clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (a) would not substantially impair the Parent or Purchaser from performing its obligations hereunder and (b) would not have a Material Adverse Effect on Parent. As used in this Agreement, "**Parent Material Contract**" shall mean any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would be reasonably expected to have a material adverse effect on any material division or business unit or other material operating group of product or service offerings of Parent or otherwise have a Material Adverse Effect on Parent.

(c) <u>Necessary Consents</u>. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger), except for (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company and/or Parent are qualified to do business, and (B) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and antitrust and trade competition laws (including the HSR Act).

4.3   <u>SEC Filings; Financial Statements</u>.

(a) Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since March 31, 2002. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that Parent may file subsequent to the date hereof), as amended, are referred to herein as the "**Parent SEC Reports**." As of their respective dates (or if subsequently amended or supplemented, on the date of such amendment or supplement), the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The Schedule TO and the Offer Documents, and if applicable, the Proxy Statement (and in each case any amendment thereof or supplement thereto), will comply as to form in all material respects with applicable federal securities laws. The Schedule TO and the Offer Documents, and if applicable, the Proxy Statement, when filed with the SEC and on the date first published, sent or given to the Company Securityholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Purchaser with respect to information supplied by the Company in writing for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, or if applicable, the Proxy Statements. The information provided by Parent and Purchaser in writing to the Company for inclusion or incorporation by reference in the Schedule 14D-9 or, if applicable, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.4   Funds. Parent has as of the date of this Agreement, and will have upon the expiration date of the Offer (as the same may be extended from time to time pursuant to this Agreement) and at the Effective Time, and will make available to Purchaser at the expiration date of the Offer and at the Effective Time, through cash on hand and/or its committed credit facility (a true and complete copy of which has been made available to the Company), the funds necessary to consummate the Offer and the Merger.

4.5   No Company Shares. As of the date hereof, neither Parent nor Purchaser beneficially owns any shares of Company capital stock.

4.6   Brokers' and Finders' Fees. No broker, investment banker, financial advisor or other Person, other than Stephens Inc. pursuant to an engagement letter dated March 25, 2005, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with this Agreement or any transaction contemplated hereby.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1   Conduct of Business by the Company.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Appointment Time, the Company, and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement, as set forth in the Company Disclosure Letter, or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, carry on its business, in all material respects, in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present executive officers, and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings; provided, however, that no failure by the Company to take any action otherwise required by this Section 5.1 shall be deemed to constitute a breach of, or inaccuracy in, any of the representations and warranties of the Company set forth in this Agreement if and to the extent that Parent shall consent to such failure in writing pursuant to this Section 5.1.

(b) Required Consent. In addition, without limiting the generality of Section 5.1(a), except as permitted by the terms of this Agreement (including Section 6.1), and except as provided in the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Appointment Time, the Company shall not do any of the following, and shall not permit its Subsidiaries to do any of the following:

(i)   Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a Subsidiary of it that remains a Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(ii)   Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except (A) repurchases of unvested shares at cost in connection with the termination of the services relationship with any service provider pursuant to stock option or purchase agreements in effect on the date hereof or purchase agreements entered into the ordinary course of business consistent with past practice after the date hereof, and (B) repurchases of vested shares in connection with the withholding of shares upon vesting of restricted stock;

(iii)   Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than: (A) issuances of Company Common Stock upon the exercise of Company Options existing on the date hereof in accordance with their terms (including cashless exercises) or granted pursuant to clause (D) hereof, (B) issuance of shares of Company Common Stock to participants in the Company Purchase Plans pursuant to the terms thereof, and (C) issuances of Company Common Stock upon the exercise of other options, warrants or other rights of Company outstanding on the date hereof in accordance with their terms (including cashless exercises);

(iv)   Cause, permit or authorize any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of its Subsidiaries;

(v)   Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or all or a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof;

(vi)   Enter into any joint ventures, strategic partnerships or alliances that are material to any of its divisions or business;

(vii)   Except as previously disclosed in the Company SEC Reports filed prior to the date hereof, (A) sell, lease, license, mortgage or otherwise encumber or dispose of any properties or assets involving, individually or the aggregate, an amount greater than $100,000, or (B) purchase any assets in excess of $100,000;

(viii)   Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) loans or investments by it or a Subsidiary of it to or in it or any wholly-owned Subsidiary of it, (B) employee loans or advances made in the ordinary course of business or (C) in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to it and its Subsidiaries taken as a whole;

(ix)   Except as required by GAAP or the SEC, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;

(x)   Make or change any material Tax election;

(xi)   Settle any claim (including any Tax claim), action or proceeding for money damages, except any such claims, actions or proceedings for money damages in an amount less than $100,000 in any one case, except as set forth in Section 6.15;

(xii)   Except as required by Legal Requirements or Contracts currently binding on the Company or its Subsidiaries, or pursuant to which their respective properties are bound: (1) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance, retention or termination pay to any executive officer or director of the Company or materially increase the foregoing with respect to Employees of the Company and its Subsidiaries generally, (2) make any increase in or commitment to increase any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (3) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or restricted stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options (other than the acceleration of the offering period pursuant to

Section 2.6(e)(ii)), (4) enter into any employment, consulting, retirement, deferred compensation, severance, retention, termination or indemnification agreement with any Employee, (5) make any material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan that is not materially in accordance with the existing written terms and provision of such Company Benefit Plan, (6) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee), or (7) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting Company from (a) increasing compensation or fringe benefits and payment of bonuses to Employees of the Company, who are not executive officers and directors, in the ordinary course of business in connection with periodic compensation reviews or ordinary course promotions, and (b) granting severance or termination pay pursuant to a severance or termination policy or agreement in effect as of the date hereof and either disclosed in the Company SEC Reports or a copy of which has been provided or made available to Parent prior to the date hereof;

(xiii) Subject Parent or the Surviving Corporation or any of their respective affiliates or Subsidiaries to any non-compete on any of their respective businesses following the Closing, other than in connection with ordinary course distribution agreements;

(xiv) Grant any exclusive rights with respect to any material Intellectual Property of the Company or any Subsidiary;

(xv) Modify or amend in a manner adverse in any material respect to such party, or terminate any Company Material Contract other than in the ordinary course of business consistent with past practice or waive, release or assign any material rights or claims thereunder, in a manner adverse in any material respect to Company, other than any modification, amendment or termination of any such Company Material Contract in the ordinary course of business; or

(xvi) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of any other Person (other than any Subsidiary of it), off-balance sheet transaction, synthetic leases, hedging or derivative instruments or enter into any arrangement having the economic effect of any of the foregoing (collectively, "**Indebtedness**") other than additional Indebtedness under existing debt facilities or like replacement debt facilities in excess of Indebtedness of the Company outstanding as of the date hereof;

       (xvii)   Neither the Company nor any of its Subsidiaries will permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated (except by expiration pursuant to its terms) without notice to Parent; provided, however, that the Company will continue to maintain adequate insurance as described in the first sentence of Section 3.20; and

       (xviii)   Agree in writing or otherwise to take any of the actions described in (i) through (xvii) above.

ARTICLE VI

ADDITIONAL AGREEMENTS

      6.1   Acquisition Proposals.

      (a) No Solicitation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney, consultant, accountant or agent retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to), directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 6.1(f)), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries with respect to any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any

Acquisition Proposal (except to the extent specifically permitted pursuant to the provisions of Section 6.1(d)), (v) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Subsidiaries, or (vi) enter into any definitive agreement (or any letter of intent) with respect to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement. The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. The Company and its Subsidiaries shall use commercially reasonable efforts to cause any such Person (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

(b) <u>Notification of Acquisition Proposals</u>.

(i)   As promptly as practicable (but in no event later than 48 hours) after receipt by the Company or any of its advisors of any Acquisition Proposal, any indication that any Person is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal (including, without limitation, the identity of such Person) together with a copy of the applicable Acquisition Proposal, if written.

(ii)   The Company shall inform Parent as promptly as practicable (and in any event within one business day) of any written changes in the material terms or conditions to any Acquisition Proposal received (including any change in the price, structure or form of the consideration) and, upon Parent's request, the Company shall update Parent on the general status of any ongoing discussions or negotiations regarding or relating to any Acquisition Proposal received.

(iii)   Notwithstanding anything to the contrary contained in Sections 6.1(b)(i) and (b)(ii), if the Company receives an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries, or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person that may be considering making or has made an Acquisition Proposal pursuant to the terms of a non-disclosure agreement between such party and the Company in effect prior to the date hereof, the Company shall not be obligated to disclose the identity of such Person and shall be entitled to redact any references to such Person in any written materials provided to Parent.

(c) <u>Superior Offers</u>.

(i) Notwithstanding anything to the contrary contained in this Section 6.1, if at any time prior to the acceptance for payment of Company Shares in the Offer, the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party (under circumstances in which the Company has complied in all material respects with its obligations under this Section 6.1(a) with respect to such Acquisition Proposal) that its Board of Directors has in good faith concluded (at a meeting of such Board at which it consults prior to such determination with its outside legal counsel and its financial advisor) is, or is reasonably likely to result in, a Superior Offer (as defined in Section 6.1(f)), it (and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney, consultant, accountant or other agents retained by it or any of its Subsidiaries)) may then take any of the following actions:

(1) Furnish nonpublic information to the third party making such Acquisition Proposal, <u>provided</u> that prior to furnishing any such nonpublic information to such party, the Company (A) (1) gives Parent written notice of its intention to furnish nonpublic information and (2) receives from the third party an executed confidentiality agreement (a copy of which shall be provided to Parent), the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 6.5(a)) and (B) contemporaneously with furnishing any such nonpublic information to such third party, furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); or

(2) Grant a waiver or release with respect to the third party making the Acquisition Proposal and its affiliates under a standstill or similar agreement to allow the third party making such Acquisition Proposal to engage in negotiations with the Company with respect to such proposal (but not

allow such third party to acquire any class of equity securities of the Company or any of its Subsidiaries); or

(3)   Engage in negotiations with the third party with respect to the Acquisition Proposal, <u>provided</u> that concurrently with entering into negotiations with such third party, it gives Parent written notice of the its intention to enter into negotiations with such third party.

(ii)   In each case referred to in the foregoing clauses (1) through (3) the Company may only take such action if, prior to taking such action, the Company Board determines in good faith (at a meeting of such Board), after consultation with outside legal counsel to the Company, that its failure to take such action would be inconsistent with fulfilling its fiduciary duties under applicable law and complies with the material provisions of this Section 6.1 with respect to such Acquisition Proposal.

(d) <u>Changes of Recommendations.</u>   The Company Board (or any committee thereof) shall not withhold, withdraw, amend or modify, or propose publicly or announce publicly its intention to withhold, withdraw, amend or modify, in a manner adverse to Parent or Purchaser, the Company Board's Recommendations (including, without limitation, recommending that its stockholders accept an Acquisition Proposal made by a third party) (any of the foregoing actions, whether by the Board of Directors or a committee thereof, a "**Change of Recommendation**"), except as expressly permitted by this Section 6.1(d).

(i)   Prior to acceptance for payment of Company Shares in the Offer, the Company Board (or a committee thereof) may make a Change of Recommendation if, and only if, all of the following conditions precedent are satisfied:

(1)   A Superior Offer is pending at the time the Company Board determines to make a Change of Recommendation;

(2)   The Company Board has concluded in good faith (at a meeting of such Board), after consultation with outside legal counsel to the Company, that its failure to make a Change of Recommendation would be inconsistent with fulfilling its fiduciary duties under applicable law and complies

in all material respects with the provisions of this Section 6.1 with respect to such Acquisition Proposal;

(3)   the Company has delivered to Parent a written notice (a "**Notice of Superior Offer**") that (x) advises Parent that the Company Board has received a Superior Offer, (y) summarizes the material terms and conditions of such Superior Offer and attaches a complete copy of the Superior Offer (subject to Section 6.1(b)(iii)), and (z) identifies the Person making such Superior Offer (for the purpose of clarification, if there occurs any amendment, waiver or modification to any material term of a Superior Offer after a Notice of Superior Offer is provided to Parent, the condition in this clause (3) shall not be satisfied unless a separate Notice of Superior Offer is provided to Parent that reflects any such amendment, waiver or modification);

(4)   either (x) on or before the expiration of the three business day period following the delivery to Parent of any Notice of Superior Offer, the Parent does not make a written offer (a "**Matching Bid**") in response to such Superior Offer, or (y) following receipt of a Matching Bid within the three business day period following the delivery to Parent's receipt of any Notice of Superior Offer, the Company Board determines in good faith (at a meeting of the Company Board at which it consults prior to such determination with its outside legal counsel and its financial advisor) that after taking into account the Matching Bid, that the Superior Offer to which the Notice of Superior Offer applies continues to be a Superior Offer.

(e)   Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

(f)   Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)   "**Acquisition Proposal**," with respect to a the Company, shall mean any offer or proposal relating to any transaction or series of related transactions involving: (A) any purchase from such party or acquisition, direct or indirect, by any Person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company (including its Subsidiaries taken as a whole), or (C) any liquidation or dissolution of such party; and

(g) "**Superior Offer**," with respect to the Company, shall mean any Acquisition Proposal (provided, that for the purposes of this definition, (1) the applicable percentages in clause (A) of the definition of Acquisition Proposal shall be more than 50% as opposed to 15% or 85%; provided, further that such transaction, if consummated, would also result in the applicable Person having the power to elect a majority of the Company Board of Directors immediately following consummation of such transaction and (2) any sale, lease, exchange, transfer, license or other disposition referred to in clause (B) of the definition of Acquisition Proposal shall be for all or substantially all of the assets (including the capital stock or assets of the Company's Subsidiaries) of the Company), on terms that the Company Board has in good faith concluded, taking into account all the terms and conditions of the Acquisition Proposal, at a meeting of the Company Board at which prior to such conclusion it consults with its outside legal counsel and its financial adviser, to be more favorable, from a financial point of view, to all the Company's stockholders (in their capacities as stockholders) than the terms of the Offer and Merger and is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal available to the Company Board.

6.2   Proxy Statement. If approval of the Company's stockholders is required by Delaware Law following the Appointment Time in order to consummate the Merger other than pursuant to Section 253 of the Delaware Law, as soon as practicable following the Appointment Time, Parent, Purchaser and Company will prepare with the SEC a proxy statement for use in connection with the solicitation of proxies from the Company's stockholders in connection with the Merger and the Stockholders' Meeting (as defined In Section 6.3(a)) (the "**Proxy Statement**"). Parent and Purchaser, respectively, shall each promptly furnish the Company, in writing, all information concerning Parent and Purchaser that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Proxy Statement. As soon as practicable following the Appointment Time, the Company shall file a preliminary Proxy Statement with the SEC. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith and shall provide Parent and its counsel all written comments or requests for information that the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after receipt thereof. The Company shall respond to any such comments or requests from the SEC regarding the Proxy Statement. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Proxy Statement shall be made by the Company without providing Parent a reasonable opportunity to participate in the formulation thereof and to review and comment thereon. As promptly as practicable after the all comments and requests by the SEC have been resolved, in the reasonable judgment of the Company (or, in the event that the SEC has informed the Company that will not review the preliminary Proxy Statement, then as promptly as practicable following the tenth (10th) day following the filing of the preliminary Proxy Statement), the Company shall file a definitive Proxy Statement with the SEC and disseminate the definitive Proxy Statement to its stockholders. If at any time prior to the Stockholders' Meeting, any information relating to the Parent, Purchaser, or any of their respective directors, officers or affiliates, should be discovered by Parent, Purchaser or the Company (including any correction to any of the information provided by them for use in the Proxy Statement) which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and disseminated to the Company's stockholders, in each case as and to the extent required by applicable law.

6.3   Meeting of Stockholders.

(a) Meeting of Stockholders. If approval of the Company stockholders is required by Delaware Law in order to consummate the Merger other than pursuant to Section 253 of the Delaware Law, as soon as reasonably practicable after the mailing of the Proxy Statement to the Company stockholders, the Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, hold and convene a meeting of its stockholders to consider adoption of this Agreement (the "**Stockholders' Meeting**"). Following the Appointment Time, the Company will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone its Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its respective stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Stockholders' Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders' Meeting. The Company shall ensure that its Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by its in connection with the Stockholders' Meeting are solicited in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable Legal Requirements.

(b) Voting Agreement. Each of Parent and Purchaser shall vote all Company Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective Subsidiaries as of the applicable record date) in favor of the adoption of this Agreement in accordance with Delaware Law at the Stockholders' Meeting or otherwise. Parent shall vote all of the shares of capital stock of Purchaser beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of Purchaser, in favor of the adoption of this Agreement in accordance with Delaware Law

(c) Short-Form Merger. Notwithstanding the provisions of this Section 6.3 or Section 6.4 hereof, in the event that Parent, Purchaser or any other

Subsidiary of Parent, shall acquire at least ninety percent (90%) of the issued and outstanding Company Shares pursuant to the Offer or otherwise, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

6.4   Board Recommendation. Except to the extent expressly permitted by Section 6.1(d): (i) the Company Board shall recommend that the stockholders of the Company vote in favor of adoption of this Agreement and the Merger at the Stockholders' Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the Company's stockholders vote in favor of adoption of this Agreement and the Merger at the Stockholders' Meeting, and (iii) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of Company Board that the stockholders of the Company vote in favor of adoption of this Agreement and the Merger.

6.5   Confidentiality; Access to Information.

(a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement dated March 9, 2005 (the "**Confidentiality Agreement**"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent, Purchaser and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Proprietary Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b) Access to Information.

(i)   The Company will (1) afford Parent and Parent's accountants, counsel and other representatives reasonable access during normal business hours and upon reasonable notice to the Company's properties, books, records, analysis, projections, plans and personnel during the period prior to the Effective Time to obtain all information concerning its business as Parent may reasonably request, and (2) furnish Parent on a timely basis with such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries (to the extent such information exists) as Parent may from time to time reasonably request and use commercially reasonable efforts to make available at reasonable times during normal business hours to the officers, employees, accountants, counsel, financing sources and other representatives of the Parent the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company's business, properties, prospects and personnel as Parent may reasonably request; provided, however, the Company may restrict such access to the extent that (A) any law, treaty, rule or regulation of any Governmental Entity applicable to the Company or its Subsidiaries requires the Company or its Subsidiaries to restrict or prohibit access to any such properties, personnel or information (B) such access would interfere with the conduct of the business of the Company or its Subsidiaries, or (C) such access would otherwise be in breach of any confidentiality obligation or provision in any agreement or contract or other obligation by which the Company or any of its Subsidiaries is bound (a summary of the material terms of which the Company shall provide Parent upon any request for information by Parent that is subject to such confidentiality agreement).

(ii)   No investigation heretofore conducted, or conducted pursuant to this Section 6.5 shall affect any representation or warranty made by the parties hereunder.

6.6   Public Disclosure. Without limiting any other provision of this Agreement, neither Parent, the Company nor any of their respective affiliates shall issue or cause the publication of any press release or public statement with respect to this Agreement and the transactions contemplated hereby (including the Offer and the consummation of the Merger) without the prior written consent of the other party, except (i) as provided in Section 6.1 and (ii) as may otherwise be required by law or any listing agreement with Nasdaq or any other applicable national or regional securities exchange (in which case the party required to make such disclosure shall use reasonable efforts to consult with the other parties hereto and will use reasonable efforts to agree on the language of any such press release or public statement).

6.7   Regulatory Filings; Reasonable Efforts.

(a) <u>Regulatory Filings</u>. Each of Parent, Purchaser and the Company shall coordinate and cooperate with one another and shall each use commercially reasonable efforts to (i) comply with, take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger), (iii) make or cause to be made the applications or filings required to be made by Parent or the Company or any of their respective Subsidiaries under or with respect to the HSR Act, the Securities Act, the Exchange Act, or any applicable state or securities or "blue sky" laws or the securities laws of any foreign country, and any other applicable laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger), and pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or the transactions contemplated by this Agreement (including the Offer and the consummation of the Merger), and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act or any such other applicable laws and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.7(a) to comply in all material respects with all applicable Legal Requirements.

(i)   Without limiting the generality of the foregoing, each of the Company and Parent will file the Notification and Report Forms with the United States Federal Trade Commission ("**FTC**") and the Antitrust Division of the United States Department of Justice (the "**DOJ**") as required by the HSR Act on or before the date that is five business days following the public announcement of this Agreement and will promptly file with the appropriate Governmental Entities any other filings reasonably determined by the parties to be necessary under any other antitrust and trade competition laws; and

(ii)   Notwithstanding anything set forth in Section 6.7(a)(i) and any other provision hereof, in connection with the receipt of any necessary governmental approvals or clearances (including under the HSR Act), neither Parent nor any of its Subsidiaries shall be required to take any Action of Divestiture (as defined below) which would be reasonably likely to materially and adversely impact affect Parent (together with its Subsidiaries) (a "**Restricted Divestiture**"). For purposes of this Agreement, an "**Action of Divestiture**" shall mean any action under which Parent (together with its Subsidiaries) shall be required to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct its business in specified manner, or permit the sale, holding separate or other disposition of, any of its assets or the conduct of its business in a specified manner.

(b) Exchange of Information. Parent, Purchaser and Company each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to Section 6.7(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of Company and Parent shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals submitted to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including the Offer and the consummation of the Merger) (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby (including the Offer and the consummation of the Merger), provided that with respect to any such filing, presentation or submission, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information.

(c) <u>Notification</u>. Each of Parent, Purchaser and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. If a party hereto intends to independently participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.7(a), Parent, Purchaser or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) <u>Reasonable Efforts</u>. Subject to the express provisions of Section 6.1 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Offer and the Merger), including using commercially reasonable efforts to accomplish the following: (i) the taking of commercially reasonable acts necessary to cause the conditions precedent set forth in Annex A and Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including the Offer and the Merger), including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (including the Offer and the Merger).

6.8   Notification of Certain Matters.

(a) By the Company. The Company shall give prompt notice to Parent and Purchaser of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Annex A or Article VII would not be satisfied.

(b) By Parent. Parent and Purchaser shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Annex A or Article VII would not be satisfied.

(c) The delivery of any notice pursuant to this Section 6.8 shall not affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties hereto.

6.9   Third-Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries' respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

6.10   Employees and Employee Benefits.

(a) Parent Plans. On and after the Effective Time (or, at the discretion of Parent, the expiration of applicable existing Company or Company Subsidiary policies or Contracts if later), Parent and/or any Subsidiary of Parent shall provide to Employees and employees of the Surviving Corporation who shall have been Employees of the Company immediately prior to the Effective Time ("**Continuing Employees**") participation in benefit plans offered to similarly situated employees of Parent and/or its Subsidiary (the "**Parent Plans**") provided such Continuing Employees satisfy the eligibility requirements of the Parent Plans taking into consideration years of service described in Section 6.10(b).

(b) Service Credit. Following the Effective Time, Parent shall take all necessary actions to provide that Continuing Employees will receive full credit for years of service with Company and any of its Subsidiaries under the Parent Plans. Parent and/or any Subsidiary of Parent shall give credit under those of its Parent Plans that are welfare benefit plans for all co-payments made, amounts credited toward deductibles and out-of-pocket maximums, and time accrued against applicable waiting periods, by Continuing Employees (including their eligible dependents), in respect of the calendar year in which the Effective Time occurs. Parent and/or any Subsidiary of Parent shall waive all requirements for evidence of insurability and pre-existing conditions otherwise applicable to the Continuing Employees, to the extent that such evidence or conditions would have been waived had the Continuing Employees been Parent/Subsidiary Employees during their period of services with the Company, under the Parent Plans in which such Continuing Employees become eligible to participate on or following the Effective Time.

6.11   Indemnification.

(a) From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its present and former directors and officers and any other Employee (the "**Indemnified Parties**") and any indemnification provisions set forth in the Company Charter Documents as in effect on the date hereof, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

(b) For a period of six (6) years after the Effective Time, Parent will cause the Surviving Corporation to maintain directors' and officers' liability insurance covering those persons who are covered by the Company's directors' and officers' liability insurance policy as of the date hereof in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company.

(c) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(d) This Section 6.11 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their successors and assigns.

6.12   Prohibition on Acquiring Shares. Except as contemplated by this Agreement pursuant to the Offer and the Merger, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Appointment Time, Parent shall not acquire, and shall use commercially reasonable efforts to ensure that none of its affiliates and associates (as such terms are defined in Section 203 of the DGCL) acquire, (i) beneficial ownership of, (ii) the right to acquire pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, or (iii) the right to vote pursuant to any agreement, arrangement or understanding, any Company Shares.

6.13   Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I and Article II of this Agreement by each individual who is subject to the reporting requirements of

Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.14   Purchaser Compliance. Parent shall cause Purchaser to comply with all of Purchaser's obligations under or relating to this Agreement. Purchaser shall not engage in any business which is not in connection with the Offer or the Merger with and into the Company pursuant to this Agreement.

6.15   Stockholder Litigation. The Company shall give Parent the opportunity to participate at Parent's expense in (but not control) the defense or settlement of any stockholder litigation against the Company and its officers, directors or affiliates relating to this Agreement and the transactions contemplated hereby; provided that Parent shall have executed a joint defense agreement in a form reasonably acceptable to the Company. The Company shall not agree to any settlement of such stockholder litigation without Parent's consent (which shall not be unreasonably withheld, delayed or conditioned).

6.16   Assumption of Retention Agreements. Effective upon the Effective Time, Parent and Purchaser hereby expressly assume and agree to perform the retention agreements by and between the Company and key employees identified in Section 3.10(e) of the Company Disclosure Letter, which were revised on January 25, 2005 and further amended as of March 4, 2005, in the same manner and to the same extent that the Company would be required to perform such retention agreements if no such succession had taken place.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1   Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Purchaser and the Company to consummate the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of each of the following conditions:

(i)   Stockholder Approval. If approval of the Merger by the Company's stockholders is required by Delaware Law, this Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of the Company.

(ii) <u>Purchase of Company Shares</u>. Purchaser (or Parent on Purchaser's behalf) shall have accepted for payment and paid for the Company Shares validly tendered pursuant to the Offer and not withdrawn.

(iii) <u>No Order</u>. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibits consummation of the Merger.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 <u>Termination Prior to Appointment Time</u>. This Agreement may be terminated and the Offer may be abandoned at any time prior to the Appointment Time, by action taken or authorized by the Board of Directors (or with respect to the Parent, an authorized committee of the Board of Directors) of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Parent:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company (or with respect to the Parent, an authorized committee of the Board of Directors);

(b) by either the Company or Parent, if the Offer shall have expired or been terminated in accordance with the terms hereof without Purchaser (or Parent on Purchaser's behalf) having accepted for payment any Shares pursuant to the Offer on or before May 25, 2005 (the "**Initial Termination Date**"); <u>provided</u>, <u>however</u>, that in the event that the condition set forth in clause (ii) of Annex A shall not have been satisfied on or prior to the Initial Termination Date, either Parent or the Company may elect to extend the Initial Termination Date, by written notice to the other prior to or on the Initial Termination Date, until July 25, 2005 (the "**Extended Termination Date**"); and provided further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto who has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement (or with respect to the Company, a stockholder has breached in any material respect any of the representations, warranties, covenants or agreements of such stockholder in a Stockholder Agreement) and in each case such breach has been the principal cause of or resulted in any of the conditions to the Offer set forth in Annex A having failed to be satisfied on or before the Initial Termination Date or the Extended Termination Date;

      (c) by the Company,

         (i)   prior to the Appointment Time, if there has been a breach by the Parent or Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement, which breach shall result in any condition set forth in Annex A not being satisfied, and (A) (x) such breach is not capable of being cured, or (y) if such breach is capable of being cured, such breach is not cured within 20 days after the breaching party receives notice of such breach from the non-breaching party, provided that if the breaching party fails to continue to use commercially reasonable efforts to cure such breach during such 20 day cure period, then the breaching party shall no longer be entitled to such cure period), and (B) no Triggering Event shall have occurred prior to such breach; or

         (ii)   upon a Change of Recommendation in order to enter into a definitive agreement with respect to a Superior Offer in accordance with Section 6.1(d); provided, however, it is a condition precedent to the Company's right to terminate this Agreement pursuant to this Section 8.1(c)(ii), that the Company shall have complied in all material respects with the provisions of Section 6.1 with respect to the Superior Offer which resulted in such Change of Recommendation, and Section 8.3(b)(i).

      (d) by Parent,

         (i)   prior to the Appointment Time, if there has been a breach by Company of any representation, warranty, covenant or agreement set forth in this Agreement, which breach shall result in any condition set forth in Annex A not being satisfied, and (x) such breach is not capable of being cured, or (y) if such breach is capable of being cured, such breach is not cured within 20 days after the breaching party receives notice of such breach from the non-breaching party, provided that if the breaching party fails to continue to use commercially reasonable efforts to cure such breach during such 20 day cure period, then the breaching party shall no longer be entitled to such cure period); or

(ii)   if a Triggering Event (as defined below in this Section 8.1) shall have occurred at any time prior to the adoption of this Agreement by the required vote of the stockholders of the Company (if required); or

(iii)   the Offer shall have remained open for not less than forty (40) business days, all of the conditions set forth in Annex A hereto, other than the Minimum Condition and the conditions in paragraphs (c) and (e) of Annex A hereto, are, immediately prior to such termination, satisfied without giving effect to any waiver thereof, and the Minimum Condition has not been satisfied.

(e) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger such that the conditions set forth in Article VII or Annex A shall not be capable of being satisfied, which order, decree, ruling or other action is final and nonappealable.

For purposes of this Agreement, a "**Triggering Event**" shall be deemed to have occurred if, prior to the Appointment Time, any of the following shall have occurred: (A) a Change of Recommendation; (B) the Company shall have failed to include the Recommendations in the Schedule 14D-9 or permit the inclusion of the Recommendations in the Offer Documents; (C) the Company Board shall have for any reason approved, or recommended that the Company's stockholders approve, any Acquisition Proposal; or (D) any of the Company or its executive officers or directors shall have materially breached the obligations applicable to it, him or her, set forth in Section 6.1(a)(i) through 6.1(a)(vi) (subject to Section 6.1(c)) or the penultimate sentence of Section 6.1(a).

8.2   Notice of Termination; Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 hereof, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (i) as set forth in Section 6.5(a), this Section 8.2, and Section 8.3 and Article IX hereof, each of which shall survive the termination of this Agreement, and (ii) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3   Fees and Expenses.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated except that each of the Company and Parent shall pay one-half of the expenses related to any filing made under the HSR Act.

(b) Company Payments.

(i)   In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) , the Company shall concurrently with (and as a condition precedent to its right to terminate pursuant to Section 8.1(c)(ii), if applicable), pay Parent a fee equal to five million two hundred fifty thousand dollars ($5,250,000) in immediately available funds (the "**Termination Fee**") by wire transfer to an account or accounts designated in writing by Parent.

(ii)   The Company shall pay to Parent a fee equal to the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) business days after demand by Parent, in the event that (1) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) and all of the conditions (other than the conditions set forth in paragraphs (c) and (e)) set forth in Annex A hereto are immediately prior to such termination satisfied (without giving effect to any waiver thereof) and the Minimum Condition has not been satisfied, or (B) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii) hereof prior to the Appointment Time, or (C) this Agreement is terminated by Parent pursuant to Section 8.1(d)(iii) hereof prior to the Appointment Time, and (2) following the execution and delivery of this Agreement and prior to the termination of this Agreement, a third party shall publicly make an Acquisition Proposal (or with respect to infoUSA, Inc. and DII Acquisition Corp., such entities shall modify their existing Acquisition Proposal such that the net cash price offered to Company Securityholders exceeds the Offer Price) and shall not have publicly withdrawn such Acquisition Proposal, and (3) within twelve (12) months following the termination of this Agreement, either an Acquisition is consummated or the Company enters into a definitive agreement providing for an Acquisition.

(iii)   <u>Interest and Costs; Other Remedies</u>. The Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 8.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv)   <u>Certain Definitions</u>. For the purposes of this Agreement, "**Acquisition**" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate voting or equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by the Company or any of its Subsidiaries of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company's business (on a consolidated basis) immediately prior to such sale, (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company, or (iv) a liquidation or dissolution of the Company.

8.4   Amendment. Subject to applicable law and the other provision of this Agreement (including Section 1.3(c)), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by the stockholders of the Company, provided, after any such adoption, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company.

8.5   Extension; Waiver. Subject to applicable law and the other provision of this Agreement (including Section 1.3(c)), at any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1   Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Purchaser contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

9.2   Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Purchaser, to:

Acxiom Corporation
Information Way
P.O. Box 8180
Little Rock, Arkansas 72203
Attention: Chief Legal Officer
Telephone No.: (501) 342-1000
Telecopy No.: (501) 342-5610

with a copy to:

Kutak Rock LLP
425 West Capital Avenue
Little Rock, Arkansas 72201-3409
Attention: John P. Fletcher, Esq.
Telephone No.: (501) 975-3110
Telecopy No.: (501) 975-3001

(b) if to the Company, to:

Digital Impact, Inc.
117 Bovet Road
San Mateo, California 94402
Attention: Kenneth Hirschman, Esq.
Telephone No.: (650) 356-3400
Telecopy No.: (650) 356-3592

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, New York 10017

Attention: Selim Day, Esq.
Telephone No.: (650) 493-9300
Telecopy No.: (650) 493-6811

        9.3   <u>Interpretation; Knowledge</u>.

        (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Annexes, such reference shall be to an Annex of this Agreement unless otherwise indicated. For purposes of this Agreement, the words "**include**," "**includes**" and "**including**," when used herein, shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "**the business of**" an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole.

        (b) For purposes of this Agreement, the term "**Contract**" shall mean any legally binding written, oral or other agreement, contract, subcontract, settlement agreement, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other commitment or undertaking of any nature.

        (c) For purposes of this Agreement, the term "**Legal Requirements**" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

        (d) For purposes of this Agreement, the term "**Knowledge**" means, with respect to a party hereto, with respect to any matter in question, that any of the executive officers of such party, has actual knowledge of such matter.

(e) For purposes of this Agreement, the term "**Material Adverse Effect**," when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an "**Effect**"), that is, individually or in the aggregate with any other such Effects, materially adverse to the business, assets, financial condition or operations of such entity taken as a whole with its Subsidiaries or would have a material adverse effect on the ability of any party to consummate the Offer or the Merger; provided, however, that no Effect that results from any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect on any entity: (A) any actions taken, or failure to take action, to which the other party to this agreement has consented in writing, (B) any change in such entity's stock price or trading volume, in and of itself, (C) any failure by such entity to meet published analyst revenue or earnings projections, in and of itself, (D) changes affecting any of the industries in which such entity operates generally which do not negatively affect the entity disproportionately compared to others in the industries, (E) changes in the U.S. economy or capital markets generally, or (F) the outbreak or escalation of war, hostilities or terrorist activities, either in the United States or abroad which do not negatively affect the entity disproportionately compared to others in the industries in which the entities operate, (G) any Effect related to the announcement or pendency of this Agreement, including actions taken by or losses of employees (other than those employees referred to in Section 3.23), customers or suppliers (or notices related thereto), or (F) any litigation arising out of or related to any alleged breach of fiduciary duty or misstatements or omissions in disclosures related to this Agreement.

(f) For purposes of this Agreement, the term "**Person**" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(g) The term "**in the ordinary course of business**" and similar expressions, with respect to any action, means such action is (i) is taken in the ordinary course of the normal operations of such Person and (ii) not required by applicable law or such Person's charter documents to be authorized by the Board of Directors of such Person.

9.4   Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.5   Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 6.11.   Section 6.11 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in Section 6.11.

9.6   Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7   Other Remedies; Specific Performance.

(a) Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(b) Specific Performance. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.8   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and any appellate court thereof, for any litigation arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, to the extent the Court of Chancery has jurisdiction over the claims alleged in such litigation, or, if the Court of Chancery does not have jurisdiction over the claims alleged in such litigation, the courts of the State of Delaware and of the United States of America located in the State of Delaware, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such litigation except in such courts, (ii) waives any objection to the laying of venue of any such litigation in such Delaware courts and (iii) agrees not to plead or claim in any Delaware court that such litigation brought therein has been brought in an inconvenient forum. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

9.9   Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10 <u>Assignment</u>. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Purchaser may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or a portion of the Company Shares pursuant to the Offer, but no such transfer or assignment will relieve Parent or Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Company Shares validly tendered and accepted for payment pursuant to the Offer.

9.11 <u>Waiver of Jury Trial</u>. EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

ACXIOM CORPORATION

By: _____
        Jerry C. Jones
        Business Development / Legal Leader

ADAM MERGER CORPORATION

By: _____
        Jerry C. Jones
        Vice President / Assistant Secretary

DIGITAL IMPACT, INC.

By: _____
        William C. Park
        President, Chief Executive Officer and Chairman
        of the Board of Directors

****AGREEMENT AND PLAN OF REORGANIZATION****

ANNEX A

CONDITIONS TO THE OFFER

Reference is made to that certain Agreement and Plan of Merger, dated as of March 25, 2005 (the "**Agreement**") by and among Acxiom Corporation, a Delaware corporation ("**Parent**"), Adam Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("**Purchaser**"), and Digital Impact**,** Inc., a Delaware corporation (the **"Company**") (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement).

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the rights of Purchaser to extend and amend the Offer at any time in its sole discretion (subject to the terms and conditions of the Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Company Shares if by the expiration of the Offer (as it may be extended pursuant to Section 1.1(c) of the Agreement), (i) the Minimum Condition has not been satisfied, (ii) each of any waiting period under the HSR Act applicable to the purchase of the Company Shares pursuant to the Offer and the waiting period under any other comparable antitrust or trade regulation reasonably deemed applicable to the purchase of the Company Shares pursuant to the Offer by the parties shall not have expired or terminated or (iii) any of the following events shall have occurred and continue to exist:

(a)   there shall be pending or overtly threatened any suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by Purchaser or Parent of any Company Shares (ii) seeking to restrain or prohibit the consummation of the Offer or the Merger, or (iii) seeking a Restricted Divestiture;

(b)   there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, , that is reasonably likely to result in any of the consequences referred to in the immediately preceding paragraph)(a) of this Annex A;

(c)   any of the representations and warranties of the Company set forth in the Agreement (i) shall not have been true and correct in all respects as of the date of the Agreement, and (ii) shall not be true and correct in all respects on and as of the scheduled expiration date of the Offer with the same force and effect as if made on and as of such date, (in the case of clause (i) and (ii) disregarding all qualifications based on "materiality," "Material Adverse Effect" and the like) except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct as has not had and would not reasonably be expected have, individually or in the aggregate, a Material Adverse Effect on the Company, and (B) for changes contemplated by this Agreement;

(d)   there shall have occurred and be continuing at the time immediately prior to such obligation of Purchaser (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Nasdaq Stock Market's National Market (other than a shortening of trading hours or any trading halt triggered solely as a result of a specified increase or decrease in a market index), or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e)   the Company shall have failed to perform in any material respect any agreement, covenant or obligation of the Company to be performed or complied with by it prior to the Appointment Time under this Agreement;

(f)   since the date of this Agreement, there shall have occurred and be continuing any event, change or development that, individually or in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect on the Company; or

(g)   this Agreement shall have been terminated in accordance with its terms;

and which in any such case makes it inadvisable, in the reasonable and good faith judgment of Parent or Purchaser, to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

The conditions to the Offer set forth herein are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

* * * * *

EXHIBIT 10.2

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

24 March 2005

among

ACXIOM CORPORATION

the other parties hereto,

JPMORGAN CHASE BANK, N.A.
(formerly JPMorgan Chase Bank,
who was formerly The Chase Manhattan Bank
who was successor in interest
by merger to Chase Bank of Texas, National Association)
as the agent,

SunTrust Bank and Wachovia Bank, National Association
as co-documentation agents,
and
Bank of America, N.A.,
as syndication agent

J.P. MORGAN SECURITIES, INC.
and
BANC OF AMERICA SECURITIES LLC,
as joint bookrunners and joint lead arrangers

Conformed Copy



TABLE OF CONTENTS

EXHIBITS

SCHEDULES

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

This THIRD AMENDED AND RESTATED CREDIT AGREEMENT (this "Agreement") dated as of March 24, 2005, is among ACXIOM CORPORATION, a Delaware Corporation, the lenders party hereto and JPMORGAN CHASE BANK, N.A. (formerly JPMorgan Chase Bank who was formerly The Chase Manhattan Bank who was successor in interest by merger to Chase Bank of Texas, National Association), as the agent (the "Agent").

RECITALS:

A.   The Borrower, the lenders party thereto, JPMorgan Chase Bank, as the administrative agent, and certain other parties entered into that certain Second Amended and Restated Credit Agreement dated as of February 5, 2003 (as such agreement was amended and otherwise modified from time to time, the "Prior Agreement"). The Prior Agreement amended and restated that certain Amended and Restated Credit Agreement dated as of January 28, 2002 among the Borrower, the lenders party thereto, JPMorgan Chase Bank, as the agent and certain other parties thereto which amended and restated that certain Credit Agreement dated December 29, 1999 among the Borrower, the lenders party thereto, Chase Bank of Texas, National Association (now JPMorgan Chase Bank, N.A.), as the agent (as such Credit Agreement dated December 29, 1999 was amended and otherwise modified from time to time, the "Original Agreement"). Since the date of the Prior Agreement, certain of the Persons who were party to the Prior Agreement and related documents are no longer party thereto as a result of mergers and assignments and certain subsidiaries of the Borrower have become guarantors under the terms of the Prior Agreement.

B.   The parties hereto now desire to amend and restate the Prior Agreement as herein set forth.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I.

Definitions

Section 1.01.   Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"Accumulated Asset Value" means, with respect to the Borrower as of the date of determination, the sum of (a) the Asset Value as of December 31, 2004 plus (b) the increases (or minus the decreases) in the Asset Value since December 31, 2004 as reflected in the Borrower's consolidated balance sheet for each completed calendar year occurring subsequent to December 31, 2004 prior to the date of determination.

"Acquiring Company" has the meaning specified in Section 6.04.

"Adjusted EBITDAR" has the meaning specified in Section 7.01.

"Administrative Questionnaire" means an administrative questionnaire in a form supplied by the Agent.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agent" means JPMorgan as agent for the Lenders hereunder.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Base CD Rate in effect on such day plus 1% and (c) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Base CD Rate or the Federal Funds Effective Rate shall be effective from and including the effective date of such change in the Prime Rate, the Base CD Rate or the Federal Funds Effective Rate, respectively.

"Applicable Percentage" means, at any time and with respect to any Lender, the percentage of the total Revolving Commitments represented by such Lender's Revolving Commitment at such time. If the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Revolving Commitments most recently in effect, giving effect to any assignments.

"Applicable Rate" means, for any day (a) with respect to any Fixed Rate Loan or with respect to the commitment fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption "Fixed Rate Spread" or "Commitment Fee Rate", as the case may be, opposite the category in the table below which corresponds with the actual Leverage Ratio as of the most recent determination date; provided that from and including the Effective Date until the first date that the Applicable Rate is determined as set forth below in this definition, the "Applicable Rate" shall be the applicable rate per annum set forth below in Category 2:

Leverage Ratio	Fixed Rate Spread	Commitment Fee Rate
Category 1 <1.00 to 1.00	0.875%	0.175%
Category 2 ≥ 1.00 to 1.00 but < 1.50 to 1.00	1.00%	0.200%
Category 3 ≥ 1.50 to 1.00 but < 2.00 to 1.00	1.25%	0.250%
Category 4 ≥ 2.00 to 1.00	1.50%	0.300%

For purposes of the foregoing, (i) the Leverage Ratio shall be determined as of the end of each fiscal quarter of the Borrower's fiscal year based upon the Borrower's consolidated financial statements delivered pursuant to Section 5.01(a) or (b), beginning with the fiscal quarter ended March 31, 2005 and (ii) each change in the Applicable Rate resulting from a change in the Leverage Ratio shall be effective during the period commencing on and including the date of delivery to the Agent of such consolidated financial statements indicating such change and ending on the date immediately preceding the effective date of the next such change; provided that the Leverage Ratio shall be deemed to be in Category 4: (A) at any time that an Event of Default has occurred and is continuing or (B) at the option of the Agent or at the request of the Required Lenders, if the Borrower fails to deliver the consolidated financial statements required to be delivered by it pursuant to Section 5.01(a) or (b), during the period from the expiration of the time for delivery thereof until such consolidated financial statements are delivered.

"Approved Fund" has the meaning assigned to such term in Section 10.04.

"Assessment Rate" means, for any day, the annual assessment rate in effect on such day that is payable by a member of the Bank Insurance Fund classified as "well–capitalized" and within supervisory subgroup "B" (or a comparable successor risk classification) within the meaning of 12 C.F.R. Part 327 (or any successor provision) to the Federal Deposit Insurance Corporation for insurance by such Corporation of time deposits made in Dollars at the offices of such member in the United States; provided that if, as a result of any change in any law, rule or regulation, it is no longer possible to determine the Assessment Rate as aforesaid, then the Assessment Rate shall be such annual rate as shall be determined by the Agent to be representative of the cost of such insurance to the Lenders.

"Asset Value" means, with respect to the Borrower as of the date of determination, the sum of the book values of the following for Borrower and the Subsidiaries calculated on a consolidated basis: (a) accounts receivable and (b) property, plant and equipment net of accumulated depreciation and amortization

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 10.04), and accepted by the Agent, in the form of Exhibit A or any other form approved by the Agent.

"Available Currency" means Dollars, Sterling and the Euro.

"Base CD Rate" means the sum of (a) the Three–Month Secondary CD Rate multiplied by the Statutory Reserve Rate plus (b) the Assessment Rate.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" means Acxiom Corporation, a Delaware corporation.

"Borrowing" means Loans of the same Class and Type, made, converted or continued on the same date and, in the case of Fixed Rate Loans, as to which a single Interest Period is in effect.

"Borrowing Request" means a request by the Borrower for a Borrowing in accordance with Section 2.03.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York, Houston, Texas, or Dallas, Texas are authorized or required by law to remain closed; provided that, when used in connection with a Fixed Rate Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in deposits in the applicable Available Currency in the London or European interbank market.

"Capital Expenditures" means, for any period: (a) the software development costs, (b) the capitalization of deferred expenses and (c) the capital expenditures of the Borrower and its consolidated Subsidiaries, in each case of clause (a), (b) and (c), as set forth (or as should be set forth) in the investing activities section of the consolidated statement of cash flow of the Borrower for such period prepared in accordance with GAAP.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Change in Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of Section 13(d) or 14(d) the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof) of Equity Interests representing more than 30% of either the aggregate ordinary voting power or the aggregate equity value represented by the issued and outstanding Equity Interests in Borrower; or (b) the acquisition of direct or indirect Control of the Borrower by any Person or group.

"Change in Law" means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender or any Issuing Bank (or, for purposes of Section 2.14(b), by any lending office of such Lender or by such Lender's or such Issuing Bank's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

"Class", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans or Swingline Loans.

"Creditors" has the meaning set forth in the Intercreditor Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" means the "Collateral" as defined in the Security Agreement and any and all property in which Liens have been granted to the Collateral Agent to secure the indebtedness, obligations and liabilities of the Borrower and the Guarantors under the Loan Documents.

"Collateral Agent" means JPMorgan, as collateral agent under the terms of the Intercreditor Agreement.

"commencement of the third stage of EMU" means the date of commencement of the third stage of EMU by the United Kingdom or the date on which circumstances arise which (in the opinion of the Agent) have substantially the same effect and result in substantially the same consequences as commencement by the United Kingdom of the third stage of EMU as contemplated by the Treaty on European Union.

"Commitments" means the Revolving Commitments and the commitment of the Swingline Lender to make Swingline Loans.

"Consolidated Net Income" has the meaning specified in Section 7.01.

"Consolidated Tangible Assets" means, with respect to the Borrower and at any time, the sum of (a) all amounts which in conformity with GAAP would be included as assets on a consolidated balance sheet of the Borrower minus (b) all amounts which in conformity with GAAP would be included as goodwill on a consolidated balance sheet of the Borrower.

"Consolidated Tangible Net Worth" means, with respect to the Borrower and at any time, the sum of (i) all amounts which, in conformity with GAAP, would be included as stockholders' equity on a consolidated balance sheet of the Borrower and the Subsidiaries; minus (ii) to the extent included in clause (i) above in this definition, the sum of the following: (a) the amount by which stockholders' equity has been increased by the write–up of any asset of the Borrower and the Subsidiaries after January 1, 2005, plus (b) the amount of net deferred income tax assets (less adjustments included in Consolidated Net Income after January 1, 2005), plus (c) any cash held in a sinking fund or other analogous fund established for the purpose of redemption, retirement or prepayment of capital stock or Indebtedness, plus (d) the cumulative foreign currency translation adjustment (less adjustments included in Consolidated Net Income after January 1, 2005), plus (e) the amount at which shares of capital stock of the Borrower is contained among the assets on the consolidated balance sheet of the Borrower and the Subsidiaries, plus (f) the amount of any preferred stock, plus (g) the amount properly attributable to the minority interests, if any, of other Persons in the stock, additional paid–in capital, and retained earnings of the Subsidiaries, plus (h) the amount of the following intangible assets carried on the balance sheet of the Borrower at such date determined in accordance with GAAP on a consolidated basis: goodwill, patents, trademarks, tradenames, organizational expenses, deferred financing changes, debt acquisition costs, start up costs, preoperating costs, prepaid pension costs, or any other similar deferred charges.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Disclosed Matters" means all the matters disclosed in the Borrower's reports to the securities and Exchange Commission on form 10–Q for the quarterly period ended December 31, 2004 and on form 10–K for the fiscal year ended March 31, 2004.

"Dispositions" has the meaning set forth in Section 6.05.

"Dollar Amount" means, as of any date of determination, (a) in the case of any amount denominated in Dollars, such amount, and (b) in the case of any amount denominated in another currency, the amount of Dollars which is equivalent to such amount of other currency as of such date, determined by using the Spot Rate on the date two (2) Business Days prior to such date or on such other date as may be requested by the Borrower and approved by the Agent.

"Dollars" or "$" refers to lawful money of the United States of America.

"Domestic Subsidiary" means any Subsidiary that is organized under the laws of the United States of America, any state thereof or the District of Columbia.

"EBITDAR" has the meaning specified in Section 7.01.

"Effective Date" means the date on which the conditions specified in Section 4.01(a) through (i) are satisfied (or waived in accordance with Section 10.02).

"EMU" means economic and monetary union as contemplated in the Treaty on European Union.

"EMU legislation" means legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency (whether known as the Euro or otherwise), being in part the implementation of the third stage of EMU.

"Environmental Laws" means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person and any option, warrant or other right relating thereto. The term "Equity Interest" shall not include any Indebtedness convertible into shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person but shall include the shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests issued upon the actual conversion of such Indebtedness.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30–day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Euro" means the single currency of the participating member states of the European Union.

"euro unit" means the currency unit of the Euro.

"Event of Default" has the meaning specified in Article VIII.

"Excluded Taxes" means, with respect to the Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.18(b)), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender's failure to comply with Section 2.16(f), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 2.16(a).

"Fed Funds" when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing are bearing interest at a rate determined by reference to the Federal Funds Effective Rate.

"Federal Funds Effective Rate" means (i) for the first day of an ABR Borrowing or Swingline Loan, the rate per annum which is the average of the rates on the offered side of the Federal funds market quoted by three interbank Federal funds brokers, selected by the Agent, at approximately the time the Borrower requests such ABR Borrowing or Swingline Loan, for Dollar deposits in immediately available funds, for a period and in an amount, comparable to the principal amount of such ABR Borrowing or Swingline Loan, as the case may be, and (ii) for each day of such ABR Borrowing or Swingline Loan thereafter, or for any other amount hereunder which bears interest at the Alternative Base Rate or the Federal Funds Effective Rate, the rate per annum which is the average of the rates on the offered side of the Federal funds market quoted by three interbank Federal funds brokers, selected by the Agent, at approximately 2:00 p.m. New York City time on such day for Dollar deposits in immediately available funds, for a period and in an amount, comparable to the principal amount of such ABR Borrowing, Swingline Loan or other amount, as the case may be; in the case of both clauses (i) and (ii), as determined by the Agent and rounded upwards, if necessary, to the nearest 1/100 of 1%.

"Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower or another authorized officer or employee of the Borrower approved by the Agent and having similar functions.

"Fixed Rate" means, with respect to any Fixed Rate Borrowing, the Available Currency in which it is denominated and the Interest Period therefor, the rate appearing on the Reference Page (as defined below in this definition) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for deposits denominated in such Available Currency with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "Fixed Rate" with respect to such Fixed Rate Borrowing, such Available Currency and such Interest Period shall be the rate at which deposits in the Dollar Amount of $1,000,000 denominated in such Available Currency and for a maturity comparable to such Interest Period are offered by the principal London office of the Agent in immediately available funds in the London or European (as determined by the Agent) interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period. The term "Reference Page" means Telerate Page 3750 (or any successor or substitute page of the Telerate Service providing comparable rate quotations for such currency deposits); provided that in the event the applicable rate does not appear on such Telerate Service, the term "Reference Page" means the applicable page of such other comparable publicly available rate quoting service as may be selected by the Agent. The term "Telerate Page" means the display designated by the applicable page number set forth above on the rate quotation service provided by the Moneyline Telerate Company. The term "Fixed Rate" when used with respect to a Fixed Rate Borrowing made by the Swingline Lender through a lending office located in the United Kingdom shall be calculated to include the MLA Cost (as determined in accordance with Schedule 1.01). The term "Fixed Rate" when used with respect to a Fixed Rate Borrowing made by a Lender through a lending office located in the United States of America shall be equal to the rate calculated in the first sentence of this definition for such Fixed Rate Borrowing for such Interest Period multiplied by the Statutory Reserve Rate. "Fixed Rate", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to a Fixed Rate.

"Fixed Charges" has the meaning specified in Section 7.02.

"Foreign Lender" means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"Foreign Subsidiary" means any Subsidiary that is organized under the laws of a jurisdiction other than the United States of America, any State thereof or the District of Columbia.

"GAAP" means generally accepted accounting principles in the United States of America.

"Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness, or other obligation (including any obligations under an operating lease) of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation (including the lessor under an operating lease) of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

"Guarantor" means Adam Merger Corporation, Acxiom CDC, Inc., Acxiom CH, Inc., Acxiom / Direct Media, Inc., Acxiom e–Products, Inc. (formerly Acxiom SDC, Inc.), Acxiom Information Security Services, Inc., Acxiom Interim Holdings, Inc., Acxiom / May & Speh, Inc., Acxiom RM–Tools, Inc., Acxiom Transportation Services, Inc., Acxiom UWS, Ltd., GIS Information System, Inc., SmartDM Holdings, Inc., SmartDM, Inc., SmartReminders.Com, Inc. and each other Domestic Subsidiary who becomes a guarantor under the Subsidiary Guaranty in accordance with Section 5.11.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Hedging Agreement" means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, security hedging agreement, other interest, currency or security exchange rate or commodity price hedging arrangement, or any Synthetic Purchase Agreement.

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Capital Lease Obligations of such Person, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (g) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances, (h) indebtedness in respect of mandatory redemption or mandatory dividend rights on Equity Interests but excluding dividends payable solely in additional Equity Interest, (i) all obligations of such Person, contingent or otherwise, for the payment of money under any noncompete, consulting or similar agreement entered into with the seller of a Target or any other similar arrangements providing for the deferred payment of the purchase price for an acquisition permitted hereby or an acquisition consummated prior to the date hereof but only to the extent such amount is required to be characterized as a liability on the balance sheet of such Person in accordance with GAAP, (j) all obligations of such Person under any Hedging Agreement, and (k) all Guarantees by such Person of Indebtedness of others. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. The amount of the obligations of the Borrower or any Subsidiary in respect of any Hedging Agreement shall, at any time of determination and for all purposes under this Agreement, be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Subsidiary would be required to pay if such Hedging Agreement were terminated at such time giving effect to current market conditions notwithstanding any contrary treatment in accordance with GAAP.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Intercreditor Agreement" means that certain Second Amended and Restated Intercreditor Agreement dated as of March 24, 2005 among the Borrower, the Guarantors, the Collateral Agent, and the Agent, in substantially the form of Exhibit C hereto.

"Interest Election Request" means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.07.

"Interest Payment Date" means (a) with respect to any ABR Loan, the last day of each March, June, September and December commencing the first such date after the Effective Date, (b) with respect to any Fixed Rate Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Fixed Rate Borrowing with an Interest Period of more than three months' duration, each day prior to the last day of such Interest Period that occurs at intervals of three months' duration after the first day of such Interest Period, and (c) with respect to any Swingline Loan that is not subject to a Fixed Rate Borrowing, the day that such Loan is required to be repaid.

"Interest Period" means with respect to any Fixed Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Investment" means, with respect to any Person, (a) the acquisition, purchase or ownership of any Equity Interests or evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) issued by any other Person, (b) any loans or advances to any other Person, (c) any Guarantee of any obligations of any other Person, or (d) any other investment or any other acquisition of any Equity Interest in any other Person, and (e) the purchase or other acquisition of (in one transaction or a series of transactions) all or substantially all the assets of any other Person or all or substantially all the assets of any other Person constituting a business unit.

"Issuing Bank" means JPMorgan, in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.05(i). The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank or by no more than two of the Lenders designated by the Borrower and approved by the Agent, in which case the term "Issuing Bank" shall include any such Affiliate or Lender with respect to Letters of Credit issued by such Affiliate or Lender.

"JPMorgan" means JPMorgan Chase Bank, N.A. who was formerly JPMorgan Chase Bank, who was formerly The Chase Manhattan Bank who was the successor in interest by merger to Chase Bank of Texas, National Association.

"LC Disbursement" means a payment made by an Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

"Lenders" means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term "Lenders" includes the Swingline Lender.

"Letter of Credit" means any letter of credit issued pursuant to this Agreement or issued pursuant to the Prior Agreement and outstanding on the Effective Date.

"Leverage Ratio" means, on any date, the ratio of Total Indebtedness to Adjusted EBITDAR then most recently calculated in accordance with Section 7.01.

"Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"Loan Documents" means this Agreement, the Subsidiary Guaranty, the Security Agreement, the Intercreditor Agreement and all other certificates, agreements and other documents or instruments now or hereafter executed and/or delivered pursuant to or in connection with the foregoing. The Loan Documents do not include any Hedging Agreements but obligations owed to Lenders and Affiliates of Lenders under Hedging Agreements are included in the obligations secured by the Collateral as set forth in the Security Agreement and the Intercreditor Agreement.

"Loans" means the loans made by the Lenders to the Borrower pursuant to this Agreement and any loan made by the lenders under the Prior Agreement which are outstanding on the Effective Date. Loans may be identified by Type, the applicable Available Currency or the facility under which such Loans was made (*i.e.*, by Class) as described in Section 1.02.

"Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations or financial condition of the Borrower and the Subsidiaries taken as a whole, (b) the ability of the Borrower or any Guarantor to perform any of its obligations under any Loan Document or (c) the validity, enforceability or collectibility of the Loans or LC Disbursements or the ability of the Agent and the Lenders to enforce a material provision of any Loan Document.

"Material Indebtedness" means either (a) Indebtedness of one or more of the Borrower and the Subsidiaries in an aggregate principal amount exceeding a Dollar Amount equal to $25,000,000 (other than the Loans and Letters of Credit and other than Indebtedness owed to the Borrower or any Guarantor); or (b) obligations under Synthetic Leases of one or more of the Borrower and the Subsidiaries in an aggregate principal amount exceeding a Dollar Amount equal to $25,000,000; or (c) any combination of the Indebtedness and obligations described in clauses (a) and (b) in an aggregate principal amount exceeding a Dollar Amount equal to $25,000,000.

"Maturity Date" means March 31, 2010.

"Moody's" means Moody's Investors Service, Inc.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Proceeds" means, with respect to any event (a) the cash proceeds received in respect of such event including any cash received in respect of any non–cash proceeds, but only as and when received, net of (b) the sum of (i) all reasonable fees and out–of–pocket expenses paid by the Borrower and the Subsidiaries to third parties (other than Affiliates) in connection with such event, including any sales commissions, investment banking fees, or underwriting discounts, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by the Borrower and the Subsidiaries as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Borrower and the Subsidiaries, and the amount of any reserves established by the Borrower and the Subsidiaries to fund contingent liabilities reasonably estimated to be payable, in the case of (A) taxes during the year that such event occurred or the next succeeding year and that are directly attributable to such event (as determined reasonably and in good faith by the chief financial officer of the Borrower) and (B) in the case of reserves for contingent liabilities, during the period of any contractual indemnification obligation or statute of limitation imposed upon the Borrower or any of its Subsidiaries.

"Original Agreement" has the meaning specified in the Recitals hereto.

"Original Intercreditor Agreement" means that certain Intercreditor Agreement dated as of September 21, 2001 among the Borrower, the Guarantors, the Collateral Agent, the Agent, Bank of America as agent for the Synthetic Lenders (as defined therein) and Holders (as defined therein), JPMorgan as the holder of the Term Loan (as defined therein), and JPMorgan as the issuer of a letter of credit securing the Senior Notes (as defined therein).

"Other Taxes" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

"Outstanding Investment" means for any Person, as of any date of determination, the sum of: (a) the aggregate outstanding principal amount of all loans and advances then outstanding and made by such Person under the permissions of Section 6.04(i) on or after the Effective Date and the aggregate outstanding principal amount of all loans and advances then proposed to be made by such Person under the permissions of Section 6.04(i); plus (b) the aggregate outstanding amount of all sums Guaranteed pursuant to Guarantees made by such Person under the permissions of Section 6.04(i) on or after the Effective Date and the aggregate outstanding amount of all sums Guaranteed pursuant to Guarantees then proposed to be made by such Person under the permissions of Section 6.04(i); plus (c) the aggregate book value of all other Investments then held by such Person which were made under the permissions of Section 6.04(i) on or after the Effective Date and then proposed to be made by such Person under the permissions of Section 6.04(i). For purposes of clarity, it is understood that Investments made prior to the Effective Date and Investments that are permitted by any provision of Section 6.04 other than subsection (i) thereof are not included in the definition of Outstanding Investments.

"Participant" has the meaning set forth in Section 10.04.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Permitted Acquisition" means the purchase or acquisition by the Borrower or any Subsidiary of all the Equity Interests of any Person (including the acquisition of such Equity Interests in a series of related transactions comprising a tender offer followed by a merger), all or substantially all the assets of a Person or all or substantially all the assets of a Person constituting a business unit if:

(a)   the Target is involved in a similar type of business activities as the Borrower or a Subsidiary;

(b)   the proposed acquisition is an acquisition of the stock of a Target, the acquisition will be structured so that the acquired stock will be owned by Borrower or a Subsidiary or, simultaneously with the acquisition or following a tender offer for Equity Interests of the Target, the Borrower or a Subsidiary will merge with the Target, in the case of a merger with the Borrower, with the Borrower surviving and, in the case of a Subsidiary, with either the applicable Subsidiary or the Target surviving. If the proposed acquisition is an acquisition of assets, the acquisition will be structured so that Borrower or a Subsidiary wholly and directly owned by Borrower will acquire the assets;

(c)   the Purchase Price for such proposed acquisition is greater than $25,000,000, then the Borrower shall have provided to the Agent and each Lender prior to or on the date that the proposed acquisition is to be consummated the following: (i) the name of the Target; (ii) a description of the nature of the Target's business; and (iii) a certificate of a Financial Officer of the Borrower (1) certifying that no Default exists or could reasonably be expected to occur as a result of the proposed acquisition, and (2) demonstrating compliance with the criteria set forth in clause (g) of Section 6.04 and that the Borrower is and on a pro forma basis will continue to be, in compliance with the financial covenants of this Agreement; and

(d)   such acquisition has been: (i) in the event a corporation or its assets is the Target, either (x) approved by the Board of Directors of the corporation which is the Target, or (y) recommended by such Board of Directors to the shareholders of such Target, (ii) in the event a partnership is the Target, approved by a majority (by percentage of voting power) of the partners of the Target, (iii) in the event an organization or entity other than a corporation or partnership is the Target, approved by a majority (by percentage of voting power) of the governing body, if any, or by a majority (by percentage of ownership interest) of the owners of the Target or (iv) in the event the corporation, partnership or other organization or entity which is the Target is in bankruptcy, approved by the bankruptcy court or another court of competent jurisdiction.

"Permitted Encumbrances" means:

(a)   Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.04;

(b)   carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 120 days and are not being enforced or are being contested in compliance with Section 5.04;

(c)   pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

(d)   deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)   judgment liens in respect of judgments that do not constitute an Event of Default under paragraph (k) of Article VIII;

(f)   easements, zoning restrictions, rights–of–way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

(g)   Liens arising from filing UCC financing statements regarding leases permitted by this Agreement;

(h)   leases or subleases of equipment to customers in the ordinary course of business;

(i)   leases or subleases entered into by Borrower or a Subsidiary in good faith with respect to its property not used in its business and which do not materially interfere with the ordinary conduct of business of the Borrower or any Subsidiary; and

(j)   Liens incurred by Borrower with the consent of the Required Lenders;

provided that the term "Permitted Encumbrances" shall not include any Lien described in clauses (a) through (i) above that secures Indebtedness for borrowed money.

"Permitted Investments" means:

(a)   direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b)   investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, a rating of A–2 or better by S&P or P–2 or better by Moody's;

(c)   investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d)   fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e)   investments in corporate debt securities maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, a rating of BBB- or better by S&P or Baa3 or better by Moody's;

(f)   investments in municipal securities having, at the date of acquisition thereof, a rating of AA or better by S&P or Aa or better by Moody's, provided that the Borrower has the right to put such securities back to the issuer or seller thereof at least once every 60 days; and

(g)   investments in money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a–7 under the Investment Company Act of 1940, (ii) are rated AA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means the rate of interest per annum publicly announced from time to time by JPMorgan (or its successor) as its prime rate in effect at its office in Houston, Texas; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

"Prior Agreement" has the meaning specified in the Recitals hereto.

"Prior Assets" has the meaning specified in Section 7.01.

"Prior Company" has the meaning specified in Section 7.01.

"Prior Target" has the meaning specified in Section 7.01.

"Purchase Money Indebtedness" means Indebtedness of a Person incurred to finance the acquisition, construction or improvement of any fixed or capital assets or any data or software (but excluding the acquisition of assets which constitute a business unit of a Person); provided that: (A) such Indebtedness (other than any Indebtedness incurred in connection with any sale and leaseback transactions permitted hereby) and any Lien securing the payment thereof is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement; (B) such Indebtedness, at the time it is originally incurred, does not exceed the amount of the purchase price at the time of acquisition or the costs of construction or improvement, as the case may be, of the applicable assets; and (C) the Liens securing such Indebtedness encumber only the assets acquired, constructed or improved with the Indebtedness incurred and no other asset of the Person. Purchase Money Indebtedness shall include any such Indebtedness of the type described in the first sentence of this definition which is: (A) a Capital Lease Obligation; (B) assumed by a Person in connection with such Person's acquisition of the asset (including any assumption of a Capital Lease Obligation of a third party customer of such Person in connection with (1) an outsourcing agreement entered into with such third party in the ordinary course of such Person's business and (2) the transfer to such Person of the assets financed by the Capital Lease Obligation assumed); and/or (C) extended, renewed, replaced or otherwise modified as long as, in connection with any such modification, the outstanding principal amount is not increased unless the aggregate outstanding principal amount thereof immediately after giving effect to such extension, renewal, replacement or other modification does not exceed the market value of the applicable assets as then most recently determined in connection with such modification.

"Purchase Price" means, as of any date of determination and with respect to a proposed acquisition, the purchase price to be paid for the Target or its assets, including all cash consideration paid (whether classified as purchase price, noncompete or consulting payments or otherwise), the value of all other assets to be transferred by the purchaser in connection with such acquisition to the seller (including any stock issued to the seller) all valued in accordance with the applicable purchase agreement and the outstanding principal amount of all Indebtedness of the Target or the seller assumed or acquired in connection with such acquisition.

"Register" has the meaning specified in Section 10.04.

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Required Lenders" means, at any time, Lenders having Revolving Exposures and unused Revolving Commitments representing 51% of the sum of the total Revolving Exposures and unused Revolving Commitments at such time.

"Restricted Payment" means: (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Equity Interests in the Borrower or any Subsidiary (including any dividend, other distribution or other payment in respect of Equity Interests under a Synthetic Purchase Agreement) and (ii) any payment or other distribution (whether in cash securities or other property) of or in respect of principal of or interest on any Indebtedness of the Borrower or any Subsidiary, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Indebtedness.

"Revolving Availability Period" means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments in accordance with the terms of this Agreement.

"Revolving Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender's Revolving Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.04. As of the Effective Date, (i) the amount of each Lender's Revolving Commitment is set forth on Schedule 2.01 and (ii) the aggregate amount of the Lenders' Revolving Commitments is $245,000,000.

"Revolving Exposure" means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender's Revolving Loans and the Dollar Amount of its LC Exposure and Swingline Exposure at such time.

"Revolving Lender" means a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Exposure.

"Revolving Loan" means advances made pursuant to Section 2.01 and advances made pursuant to Section 2.01 of the Prior Agreement which are outstanding on the Effective Date.

"S&P" means Standard & Poor's.

"Security Agreement" means the Amended and Restated Security Agreement dated as of the date hereof executed by Borrower, the Guarantors and the Collateral Agent pursuant to the Intercreditor Agreement in substantially the form of Exhibit A to the Intercreditor Agreement.

"Significant Subsidiary" means, at any date of determination, any Subsidiary (i) whose consolidated total assets (as determined in accordance with GAAP) equals or exceeds five percent (5%) of the consolidated total assets of the Borrower (as determined in accordance with GAAP), or (ii) whose Consolidated Net Income for the most recently completed four fiscal quarters equals or exceeds five percent (5%) of the Borrower's Consolidated Net Income for such period. In calculating Consolidated Net Income under the foregoing clause for a four fiscal quarter period, if the Borrower or a Subsidiary acquires the assets of a Target either directly or through a merger, the Consolidated Net Income of the Target for such four fiscal quarter period attributable to the time prior to the acquisition shall be added to the Consolidated Net Income of the Borrower or such Subsidiary, as applicable.

"Spot Rate" means, with respect to any day, the rate determined on such date on the basis of the offered exchange rates, as reflected in the foreign currency exchange rate display of the Moneyline Telerate Company at or about 10:00 a.m. (Dallas, Texas time), to purchase Dollars with the other applicable currency, provided that, if at least two such offered rates appear on such display, the rate shall be the arithmetic mean of such offered rates and, if no such offered rates are so displayed, the Spot Rate shall be determined by the Agent on the basis of the arithmetic mean of such offered rates as determined by the Agent in accordance with its normal practice.

"Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Agent is subject.   With respect to the Base CD Rate, the Statutory Reserve Rate shall be determined based on the reserve percentage for new negotiable nonpersonal time deposits in Dollars of over $100,000 with maturities approximately equal to three months. With respect to the Fixed Rate Loans, the Statutory Reserve Rate shall be determined based on the reserve percentage for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Fixed Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation.   The Statutory

Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"Sterling" and "£" shall mean lawful currency of the United Kingdom.

"Subject Period" has the meaning set forth in the definition of the term "Consolidated Net Income" in Section 7.01.

"subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"Subsidiary" means any subsidiary of the Borrower.

"Subsidiary Guaranty" means the Guaranty Agreement dated December 29, 1999 executed by certain Subsidiaries for the benefit of the Agent and the Lenders in substantially the form of Exhibit C to the Original Agreement, as the same has been modified pursuant to Section 10.06 hereof and the following Subsidiary Joinder Agreements:

1.   Subsidiary Joinder Agreement joining Acxiom Asia, Ltd., Acxiom NJA, Inc., Acxiom Property Development, Inc., Acxiom/Pyramid Information Systems, Inc., Acxiom RTC, Inc., Acxiom SDC, Inc. and Acxiom Transportation Services, Inc. dated August 14, 2001.

2.   Subsidiary Joinder Agreement joining GIS International Systems, Inc. dated September 21, 2001.

3.   Subsidiary Joinder Agreement joining Acxiom UWS, Ltd. dated January 28, 2002.

4.   Subsidiary Joinder Agreement joining Acxiom Employment Screening Services, Inc. dated July 31, 2002.

5.   Subsidiary Joinder Agreement joining Acxiom Interim Holdings, Inc. dated February 5, 2003.

6.   Subsidiary Joinder Agreement joining Acxiom CH, Inc. dated October 20, 2004.

7.   Subsidiary Joinder Agreement joining SmartDM Holdings, Inc., SmartDM, Inc., SmartReminders.Com, Inc., and Adam Merger Corporation dated March 24, 2005.

"Swingline Exposure" means, at any time, the aggregate principal Dollar Amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

"Swingline Lender" means JPMorgan, in its capacity as lender of Swingline Loans hereunder.

"Swingline Loan" means a Loan made pursuant to Section 2.04 and the loans made pursuant to Section 2.04 of the Prior Agreement which are outstanding on the date hereof.

"Synthetic Lease" means any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which lease or other arrangement is required or is permitted to be classified and accounted for as an operating lease under GAAP but which is intended by the parties thereto for tax, bankruptcy, regulatory, commercial law, real estate law and all other purposes as a financing arrangement.

"Synthetic Purchase Agreement" means any agreement pursuant to which the Borrower or a Subsidiary is or may become obligated to make any payment (i) in connection with the purchase by any third party of any Equity Interest or subordinated Indebtedness or (ii) the amount of which is determined by reference to the price or value at any time of any Equity Interest or subordinated Indebtedness; provided that no phantom stock or similar plan providing for payments only to current or former directors, officers or employees of the Borrower or the Subsidiaries (or to their heirs or estates) shall be deemed to be a Synthetic Purchase Agreement.

"Target" means a Person who is to be acquired or whose assets are to be acquired in a transaction permitted by Section 6.04.

"Taxes" means any and all present or future taxes, levies, imposts, duties, deductions and similar charges or withholdings imposed by any Governmental Authority.

"Three–Month Secondary CD Rate" means, for any day, the secondary market rate for three–month certificates of deposit reported as being in effect on such day (or, if such day is not a Business Day, the next preceding Business Day) by the Board through the public information telephone line of the Federal Reserve Bank of New York (which rate will, under the current practices of the Board, be published in Federal Reserve Statistical Release H.15(519) during the week following such day) or, if such rate is not so reported on such day or such next preceding Business Day, the average of the secondary market quotations for three–month certificates of deposit of major money center banks in New York City received at approximately 10:00 a.m., New York City time, on such day (or, if such day is not a Business Day, on the next preceding Business Day) by the Agent from three negotiable certificate of deposit dealers of recognized standing selected by it.

"Total Indebtedness" has the meaning set forth in Section 7.01.

"Transferring Subsidiary" has the meaning set forth in Section 6.04.

"Treaty on European Union" means the Treaty of Rome of March 25, 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on February 7, 1992, and came into force on November 1, 1993), as amended from time to time.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Fixed Rate, the Alternate Base Rate or the Federal Funds Effective Rate.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.02.   Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "Revolving Loan" or "Swingline Loans") or by Type (e.g., a "Fixed Rate Loan") or by the Available Currency in which it is denominated (e.g, Dollar Loans) or by the Class, Type and Available Currency (e.g., a "Fixed Rate Revolving Dollar Loan") or any combination of the foregoing. Borrowings also may be classified and referred to by Class (e.g., a "Revolving Borrowing") or by Type (e.g., a "Fixed Rate Borrowing") or by the Available Currency in which it is denominated (e.g, Dollar Borrowings) or by Class, Type and Available Currency (e.g., a "Fixed Rate Revolving Dollar Borrowing") or by any combination of the foregoing.

Section 1.03.   Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.04.   Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

Section 1.05.   Conversion of Foreign Currencies.

(a)   Dollar Equivalents. The Agent may determine the Dollar Amount of any amount as required hereby, and a determination thereof by the Agent shall be conclusive absent manifest error. The Agent may, but shall not be obligated to, rely on any determination of any Dollar Amount by the Borrower. The Agent may determine or redetermine the Dollar Amount of any amount on any date either in its own discretion or upon the request of any Lender, including the Dollar Amount of any Loan or Letter of Credit made or issued in an Available Currency other than Dollars.

(b)   Rounding–Off. The Agent may set up appropriate rounding–off mechanisms or otherwise round–off amounts hereunder to the nearest higher or lower amount in whole Dollars, Sterling, Euros or smaller denomination thereof to ensure amounts owing by any party hereunder or that otherwise need to be calculated or converted hereunder are expressed in whole Dollars, whole Sterling, whole Euros or in whole smaller denomination thereof, as may be necessary or appropriate.

ARTICLE II.

The Credits

Section 2.01.   Commitments. Subject to the terms and conditions set forth herein, each Revolving Lender agrees to make Dollar advances to the Borrower from time to time during the Revolving Availability Period in an aggregate principal amount that will not result in such Revolving Lender's Revolving Exposure exceeding such Revolving Lender's Revolving Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow under this Section 2.01.

Section 2.02.   Revolving Loans and Revolving Borrowings.

(a)   Allocation Among Revolving Lenders. Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans of the same Type made by the Revolving Lenders ratably in accordance with their respective Revolving Commitments. The failure of any Revolving Lender to make any Revolving Loan required to be made by it shall not relieve any other Revolving Lender of its obligations hereunder; provided that the Revolving Commitments of the Revolving Lenders are several and no Revolving Lender shall be responsible for any other Revolving Lender's failure to make Revolving Loans as required.

(b)   Types of Revolving Borrowings. Subject to Section 2.13, each Revolving Borrowing shall be comprised entirely of ABR Dollar Loans or Fixed Rate Dollar Loans as the Borrower may request in accordance herewith; provided that all Borrowings made on the Effective Date must be made as ABR Borrowings. Each Revolving Lender at its option may make any Fixed Rate Loan by causing any domestic or foreign branch or Affiliate of such Revolving Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c)   Minimum Amounts. At the commencement of each Interest Period for any Fixed Rate Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $250,000 and not less than $2,000,000. At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in a minimum amount of $50,000; provided that an ABR Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e). Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 Fixed Rate Borrowings outstanding under both the Revolving Loans and the Swingline Loans.

(d)   Limitation on Interest Periods. Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.03.   Requests for Revolving Borrowings. To request a Revolving Borrowing, the Borrower shall notify the Agent of such request by telephone (a) in the case of a Fixed Rate Dollar Borrowing, not later than 1:00 p.m., Dallas, Texas time, three Business Days before the date of the proposed Borrowing, or (b) in the case of an ABR Borrowing, not later than 1:00 p.m., Dallas, Texas time, on the day of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Agent of a written Borrowing Request in a form approved by the Agent and signed by the Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)   the aggregate amount of such Borrowing;

(ii)   the date of such Borrowing, which shall be a Business Day;

(iii)   whether such Borrowing is to be an ABR Borrowing or a Fixed Rate Borrowing (no Fed Funds Borrowing is available under the Revolving Loans);

(iv)   in the case of a Fixed Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

(v)   the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.06.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Fixed Rate Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Agent shall advise each Revolving Lender of the details thereof and of the amount of such Revolving Lender's Loan to be made as part of the requested Borrowing.

Section 2.04.   Swingline Loans.

(a)   Commitment. Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make advances in such Available Currency as the Borrower may request (each such advance, herein a "Swingline Loan") to the Borrower from time to time during the Revolving Availability Period in an aggregate principal amount at any time outstanding that will not result in: (i) the aggregate principal amount of outstanding Swingline Dollar Loans exceeding $30,000,000; (ii) the aggregate Dollar Amount of the outstanding Euro Loans exceeding $5,000,000; (iii) the aggregate Dollar Amount of outstanding Sterling Loans exceeding $5,000,000; and (iv) the total Revolving Exposures exceeding the total Revolving Commitments; provided that the Swingline Lender shall not be required to make a Swingline Dollar Loan to refinance an outstanding Swingline Dollar Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Loans.

(b)   Request for Swingline Borrowing. To request a Swingline Loan, the Borrower shall notify the Swingline Lender of such request by telephone (confirmed by telecopy) (i) in the case of a Fed Funds Borrowing, not later than 1:00 p.m., Dallas, Texas time, on the day of a proposed Borrowing and (ii) in the case of a Euro Borrowing or a Sterling Borrowing, not later than 2:00 p.m., New York, New York time, three Business Days before such Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Agent of a written Borrowing Request in a form approved by the Agent and signed by the Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)   the aggregate amount of such Borrowing;

(ii)   the date of such Borrowing, which shall be a Business Day;

(iii)   whether such Borrowing is to be a Fed Funds Borrowing or a Fixed Rate Borrowing;

(iv)   in the case of a Fixed Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period";

(v)   in the case of a Fixed Rate Borrowing, the Available Currency in which such Borrowing is to be denominated (provided that Fixed Rate Dollar Loans made not be made under the Swingline Loan); and

(vi)   the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.06.

If no election as to the Type of Swingline Borrowing is specified, then the requested Swingline Borrowing shall be a Fed Funds Dollar Borrowing. If no Interest Period is specified with respect to any requested Fixed Rate Swingline Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month's duration. Each such notice shall be irrevocable. The Swingline Lender shall make each Swingline Loan available to the Borrower by means of a credit to the general deposit account of the Borrower with the Swingline Lender or by wire transfer, automated clearing house debit or interbank transfer to such other account, accounts or Persons as may be designated from time to time by the Borrower (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e), by remittance to the applicable Issuing Bank) by 3:00 p.m., Dallas, Texas time, on the requested date of such Swingline Loan.

(c)   Types of Swingline Borrowings. Subject to Section 2.13, each Swingline Borrowing shall be comprised entirely of Fed Funds Dollar Loans or Fixed Rate Loans denominated in either Euros or Sterling as the Borrower may request in accordance herewith. The Swingline Lender at its option may make any Fixed Rate Swingline Loan by causing any domestic or foreign branch or Affiliate of such Swingline Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(d)   Minimum Amounts. At the time that each Swingline Dollar Borrowing is made, such Borrowing shall be in an aggregate amount that is not less than $1.00 and at the time that each Swingline Euro Borrowing or Swingline Sterling Borrowing is made, such Borrowing shall be in an aggregate amount that is not less than $50,000. Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 Fixed Rate Borrowings outstanding under both the Revolving Loans and the Swingline Loans.

(e)   Limitations on Interest Periods. Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date. No Fixed Rate Dollar Borrowing may be made under the Swingline Loan.

(f) Participations in Swingline Loans. The Swingline Lender may by written notice given to the Agent not later than 12:00 noon, Dallas, Texas time, on any Business Day require the Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate Dollar Amount of Swingline Loans in which Revolving Lenders will participate. Promptly upon receipt of such notice, the Agent will give notice thereof to each Revolving Lender, specifying in such notice such Revolving Lender's Applicable Percentage of such Swingline Loan or Loans. Each Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Agent in Dollars, for the account of the Swingline Lender, the Dollar Amount of such Revolving Lender's Applicable Percentage of such Swingline Loan or Loans. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Lender shall comply with its obligation under this paragraph by wire transfer of Dollars in immediately available funds, in the same manner as provided in Section 2.06 with respect to Loans made by such Revolving Lender (and Section 2.06 shall apply, *mutatis mutandis*, to the payment obligations of the Lenders), and the Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. Upon the funding of a participation under this clause (f) in any Euro Loan or Sterling Loan, the portion of such Loans so funded shall be converted to Dollar Swingline Loans accruing interest as Fed Funds Loans but JPMorgan's Applicable Percentage of such Loans shall remain as a Euro Loan or a Sterling Loan. The Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Agent; any such amounts received by the Agent shall be promptly remitted by the Agent to the Revolving Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrower of any default in the payment thereof.

Section 2.05. Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Borrower may request the issuance of Letters of Credit for its own account, in a form reasonably acceptable to the applicable Issuing Bank, at any time and from time to time during the Revolving Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the Available Currency in which such Letter of Credit is requested to be issued, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the applicable Issuing Bank, the Borrower also shall submit a letter of credit application on such Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the Dollar Amount of the LC Exposure shall not exceed $50,000,000 and (ii) the total Revolving Exposures shall not exceed the total Revolving Commitments.

(c)   Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) (provided that any Letter of Credit with a one–year term may provide for the renewal thereof for additional one–year periods not to extend past the date in clause (ii) below) and (ii) the date that is five Business Days prior to the Maturity Date.

(d)   Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Revolving Lenders, the applicable Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from the applicable Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Agent, for the account of the applicable Issuing Bank, in Dollars such Revolving Lender's Applicable Percentage of the Dollar Amount of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Any participation funded under this paragraph (d) shall be converted to Dollar ABR Loans.

(e)   Reimbursement. If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Agent an amount in the applicable Available Currency equal to such LC Disbursement not later than 12:00 noon, Dallas, Texas time, on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m., Dallas, Texas time, on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon, Dallas, Texas time, on the Business Day immediately following the day that the Borrower receives such notice; provided that the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.04 that such payment be financed with an ABR Borrowing (if such LC Disbursement is denominated in Dollars) or Swingline Loan (if such LC Disbursement is denominated in Dollars or any other

Available Currency) in an equivalent amount and, to the extent so financed, the Borrower's obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing or Swingline Loan. If the Borrower fails to make such payment when due, the Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Lender's Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Agent in Dollars, the Dollar Amount of its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.06 with respect to Loans made by such Revolving Lender (and Section 2.06 shall apply, *mutatis mutandis*, to the payment obligations of the Revolving Lenders), and the Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Agent of any payment from the Borrower pursuant to this paragraph, the Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse the applicable Issuing Bank, then to such Revolving Lenders and the applicable Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse an Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(f)   Obligations Absolute.   The Borrower's obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by an Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower's obligations hereunder. The Agent, the Lenders, the Issuing Banks, or any of their Related Parties, shall not have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of an Issuing Bank. The foregoing provisions of this paragraph (f) shall not be construed to excuse an Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by such Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), an Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)   Disbursement Procedures. An Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. An Issuing Bank shall promptly notify the Agent and the Borrower by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the applicable Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h)   Interim Interest. If an Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Loans; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.12(d) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to paragraph (e) of this Section to reimburse an Issuing Bank shall be for the account of such Revolving Lender to the extent of such payment.

(i)   Replacement of the Issuing Bank. Any Issuing Bank may be replaced at any time by written agreement among the Borrower, the Agent, the replaced Issuing Bank and the successor Issuing Bank. The Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.11(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j)   Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Agent or the Required Lenders demanding the deposit of cash collateral pursuant to this paragraph, the Borrower shall deposit in an account with the Collateral Agent, in the name of the Collateral Agent and for the benefit of the Creditors (as defined in the Intercreditor Agreement), an amount in cash and in the applicable Available Currency equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in paragraph (h) or (i) of Article VIII. Each such deposit shall be held by the Collateral Agent as collateral for the payment and performance of the Obligations (as that term is defined in the Intercreditor Agreement). The Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Collateral Agent and at the Borrower's risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Collateral Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Required Lenders) be applied to satisfy the other Obligations in accordance with the terms of the Intercreditor Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

Section 2.06.   Funding of Revolving Borrowings.

(a)   Lender Funding. Each Revolving Lender shall make each Revolving Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, Dallas, Texas time, to the account of the Agent most recently designated by it for such purpose by notice to the Revolving Lenders. The Agent will make such Revolving Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Agent or by wire transfer, automated clearing house debit or interbank transfer to such other account, accounts or Persons designated by the Borrower in the applicable Borrowing Request; provided that ABR Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e) shall be remitted by the Agent to the Issuing Bank.

(b)   Failure to Fund. Unless the Agent shall have received notice from a Lender prior to the proposed date of any Revolving Borrowing that such Lender will not make available to the Agent such Lender's share of such Revolving Borrowing, the Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Revolving Borrowing available to the Agent, then the applicable Lender and the Borrower severally agree to pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to ABR Loans. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender's Loan included in such Revolving Borrowing.

Section 2.07.   Interest Elections.

(a)   Types of Borrowings. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Fixed Rate Borrowing, shall have an initial Interest Period and shall be denominated in the applicable Available Currency as specified in such Borrowing Request; provided that the Available Currency applicable to all Revolving Fixed Rate Borrowings shall only be Dollars and the Available Currency applicable to all Swingline Fixed Rate Borrowings shall only be Euros or Sterling. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Fixed Rate Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b)   Notice of Election. To make an election pursuant to this Section, the Borrower shall notify the Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Agent of a written Interest Election Request in a form approved by the Agent and signed by the Borrower.

(c)   Contents of Interest Election Request. Each telephonic and written Interest Election Request shall specify the following information in compliance with Sections 2.02, 2.04 and paragraph (e) of this Section:

(i)   the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)   the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)   whether the resulting Borrowing is to be an ABR Borrowing or a Fixed Rate Borrowing;

(iv)   if the resulting Borrowing is a Fixed Rate Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period"; and

(v)   if the resulting Borrowing is a Fixed Rate Swingline Borrowing, whether such Borrowing will be denominated in Euros or Sterling.

If any such Interest Election Request requests a Fixed Rate Borrowing but does not specify an Interest Period or with respect to Swingline Fixed Rate Borrowings, the Available Currency to be applicable thereto, then the Borrower shall be deemed to have selected an Interest Period of one month's duration and, with respect to a requested Swingline Fixed Rate Borrowing that does not specify the applicable Available Currency, then the Borrower shall be deemed to have selected a Fed Funds Swingline Dollar Borrowing. Promptly following receipt of an Interest Election Request, the Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(d)   Failure to Designate. If the Borrower fails to deliver a timely Interest Election Request with respect to a Fixed Rate Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing, if outstanding as a Dollar Fixed Rate Borrowing, shall be converted to an ABR Borrowing and if outstanding as a Fixed Rate Borrowing in an Available Currency other than Dollars, shall be continued as a Fixed Rate Borrowing denominated in the same Available Currency with an Interest Period of one month.

(e)   Limitation on Election. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing: (i) no outstanding Dollar Borrowing may be converted to or continued as a Fixed Rate Borrowing; (ii) unless repaid, each Dollar Fixed Rate Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto; and (iii) no outstanding Euro or Sterling Borrowing may be continued for an Interest Period longer than one month. A Borrowing may not be converted to or continued as a Fixed Rate Borrowing if after giving effect thereto the Interest Period therefor would commence before and end after a date on which any principal of the Loans is scheduled to be repaid. A Borrowing denominated in one Available Currency may not be converted by the Borrower into a Borrowing of another Available Currency. Euro and Sterling Borrowings may only be made under the Swingline Loan and Fed Funds Borrowings are only available under the Swingline Loan.

Section 2.08. Termination and Reduction of Commitments.

(a) Mandatory Termination. Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b) Optional Termination and Reduction. The Borrower may at any time terminate, or from time to time reduce, the Revolving Commitments and the commitments to make Swingline Loans; provided that (i) each reduction of the Revolving Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $10,000,000; (ii) the Revolving Commitments may not be reduced below the amount of the commitments to make Swingline Loans unless such commitments are also reduced; and (iii) the Borrower shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the sum of the Revolving Exposures would exceed the total Revolving Commitments.

(c) Notice of Termination or Reduction. The Borrower shall notify the Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Revolving Commitments shall be made ratably among the Lenders in accordance with their respective Revolving Commitments.

Section 2.09. Repayment of Loans; Evidence of Debt.

(a) The Borrower hereby unconditionally promises to pay (i) to the Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan of such Lender on the Maturity Date; (ii) to the Swingline Lender the then unpaid principal amount of each Dollar Swingline Loan on the earlier of the Maturity Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that on each date that a Revolving Borrowing is made, the Borrower shall repay all Swingline Dollar Loans then outstanding; and (iii) the unpaid principal amount of each Swingline Loan denominated in Euros and each Swingline Loan denominated in Sterling on the Maturity Date.

(b)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder and the Available Currency in which such indebtedness is due.

(c)   The Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof, the Available Currency in which it is denominated and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d)   The entries made in the accounts maintained pursuant to paragraphs (b) or (c) of this Section shall be *prima facie* evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e)   Any Lender may request that Loans of any Class made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.10.   Prepayment of Loans.Option Prepayment. The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part without premium or penalty except for amounts paid in accordance with Section 2.15, subject to the requirements of this Section.

(b)   Mandatory Prepayment. If on any date of a Borrowing, any Interest Payment Date, any date of the issuance of a Letter of Credit, any date when a Compliance Certificate is delivered under Section 5.01(c) or any other date selected by the Agent, the (i) Revolving Exposures exceed the Revolving Commitments; (ii) the Sterling Loans exceed a Dollar Amount of $5,000,000; or (iii) the Euro Loans exceed a Dollar Amount of $5,000,000, then, in each case, Borrower shall promptly repay to the Agent (or, if no such Borrowings are outstanding, deposit cash collateral in an account with the Agent pursuant to Section 2.05(j)) in each case an amount equal to the applicable excess.

(c)   Designation of Borrowing. Prior to any optional or mandatory prepayment of Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (d) of this Section.

(d)   Notice of Prepayment. The Borrower shall notify the Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Fixed Rate Borrowing, not later than 1:00 p.m., Dallas, Texas time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Borrowing or a Swingline Dollar Borrowing, not later than 1:00 p.m., Dallas, Texas time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment; provided that, if a notice of optional prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.08, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.08. Promptly following receipt of any such notice (other than a notice relating solely to Swingline Loans), the Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except: (i) as necessary to apply fully the required amount of a mandatory prepayment; (ii) ABR Loans may be prepaid in minimum amounts equal to $50,000; and (iii) Swingline Loans may be prepaid in any amount. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12.

Section 2.11.   Fees.

(a)   Commitment Fees. The Borrower agrees to pay to the Agent for the account of each Lender a commitment fee, which shall accrue at the Applicable Rate on the average daily unused amount of the Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which such Revolving Commitment terminates. Accrued commitment fees shall be payable in Dollars and in arrears on the last day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing commitment fees, the Revolving Commitment of a Lender shall be deemed to be used to the extent of the outstanding Revolving Loans and LC Exposure of such Lender (and the Swingline Exposure of such Lender shall be disregarded for such purpose).

(b)   Letter of Credit Fees. The Borrower agrees to pay in Dollars: (i) to the Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate as interest on Fixed Rate Borrowings on the average daily Dollar Amount of such Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender's Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to each Issuing Bank, for its own account, a fronting fee, which shall accrue at the rate of 1/8 % per annum on the average daily Dollar Amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) applicable to the Letters of Credit it has issued during the period from and including the Effective Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as each Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of its Letters of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable in Dollars on the third Business Day following such last day, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to an Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)   Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Agent (or to the applicable Issuing Bank, in the case of fees payable to it) for distribution, in the case of commitment fees and participation fees, to the Lenders entitled thereto. Except in the case of errors in payment which have been confirmed by Agent, fees paid shall not be refundable under any circumstances.

Section 2.12.   Interest.

(a)   ABR. The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate.

(b)   Fixed Rate. The Loans comprising each Fixed Rate Borrowing shall bear interest at the Fixed Rate for the Interest Period and Available Currency in effect for such Borrowing plus the Applicable Rate.

(c)   Fed Funds. The Dollar Swingline Loans shall bear interest at the Federal Funds Effective Rate in effect from day to day plus 2.00%.

(d)   Default Rate. Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any ABR or Fed Funds Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section, (ii) with respect to Fixed Rate Loans, until the end of the Interest Period applicable thereto, the rate otherwise applicable thereto as provided in the preceding paragraphs of this Section plus two percent (2%) and after the end of the Interest Period therefor: (A) if such Fixed Rate Loan is a Dollar Loan, the Alternative Base Rate plus two percent (2%) and (B) if such Fixed Rate Loan is denominated in an Available Currency other than Dollars, the rate per annum applicable to Fixed Rate Loans and the applicable Available Currency with a one month Interest Period as the same may change each day plus two percent (2%);or (iii) in the case of any other amount, 2% plus the rate applicable to ABR Borrowings as provided in paragraph (a) of this Section.

(e)   Payment of Interest. Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon termination of the Revolving Commitments; provided that (i) interest accrued pursuant to paragraph (d) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Revolving Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Fixed Rate Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. Interest on Loans, the principal amount of which is denominated in an Available Currency, shall be paid in that Available Currency.

(f)   Basis of Accrual. All interest hereunder shall be computed on the basis of a year of 360 days, except that: (i) interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and (ii) with respect to any Available Currency as to which a 365 or 366 day year, as the case may be, is customarily used as a basis for such calculation, then interests with respect to Loans denominated in such Available Currency shall be computed on such basis. Interest in all cases shall be calculated and payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Federal Funds Effective Rate or Fixed Rate shall be determined by the Agent, and such determination shall be conclusive absent manifest error. The Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Agent in determining any interest rates pursuant to this Section 2.12.

Section 2.13. <u>Alternate Rate of Interest</u>. If prior to the commencement of any Interest Period for a Fixed Rate Borrowing:

(a) the Agent determines (which determination shall be conclusive absent manifest error) that through no fault of the Agent adequate and reasonable means do not exist for ascertaining the Fixed Rate for such Interest Period; or

(b) the Agent is advised by the Required Lenders that the Fixed Rate for such Interest Period will not adequately and fairly reflect the cost to the Lenders (as certified by such Required Lenders in a written certificate delivered to Agent and Borrower setting forth in detail the reasons for such Required Lenders' position) of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Fixed Rate Borrowing of the affected type shall be ineffective and (ii) if any Borrowing Request requests a Fixed Rate Borrowing of the affected type, such Borrowing shall be made as a Revolving ABR Borrowing.

Section 2.14. <u>Increased Costs and Capital Adequacy</u>.

(a) <u>Increased Costs</u>. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any Issuing Bank; or

(ii) impose on any Lender or any Issuing Bank or the applicable interbank market used to determine a Fixed Rate or any other condition affecting this Agreement or Fixed Rate Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Fixed Rate Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or such Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered. In addition, if the introduction of, changeover to or operation of the Euro in the United Kingdom shall result in an increase in the cost to the Swingline Lender of making or maintaining any Sterling or Euro Fixed Rate Loan (or of maintaining its obligation to make any such Loan) or result in a reduction of the amount of any sum received or receivable by the Swingline Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to the Swingline Lender, such additional amount or amounts as will compensate the Swingline Lender for such additional costs incurred or reduction suffered.

(b) <u>Capital Adequacy</u>. If any Lender or any Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's or such Issuing Bank's capital or on the capital of such Lender's or such Issuing Bank's holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender's or such Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or such Issuing Bank's policies and the policies of such Lender's or such Issuing Bank's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender's or such Issuing Bank's holding company for any such reduction suffered.

(c) <u>Certificate Claiming Compensation</u>. A certificate of a Lender or an Issuing Bank setting forth (i) the amount or amounts (including a description of the method of calculating such amount or amounts), necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in <u>paragraph (a)</u> or <u>(b)</u> of this Section and (ii) the applicable Change in Law and other facts that give rise to such amount or amounts shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender or such Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) <u>Time Frame for Request for Compensation</u>. Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's or such Issuing Bank's right to demand such compensation; <u>provided</u> that the Borrower shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Borrower of the Change in Law or other event giving rise to such increased costs or reductions and of such Lender's or such Issuing Bank's intention to claim compensation therefor; <u>provided</u> <u>further</u> that, if the Change in Law or other event giving rise to such increased costs or reductions is retroactive, then the 180–day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.15. <u>Break Funding Payments</u>. In the event of (a) the payment of any principal of any Fixed Rate Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of the operation of <u>Section 2.18</u>), (b) the conversion of any Fixed Rate Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Fixed Rate Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under <u>Section 2.10(d)</u> and is revoked in accordance therewith), or (d) the assignment of any Fixed Rate Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to <u>Section 2.08</u> or <u>Section 2.18</u>, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense (including any loss, cost or expense due to currency exchange rates or exchange controls) attributable to such event. In the case of a Fixed Rate Loan, such loss, cost or expense to any Lender shall be deemed to include: (i) an amount determined by such Lender to be the excess, if any, of (A) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Fixed Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (B) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable Available Currency of a comparable amount and period from other banks in the applicable market utilized to determine the related Fixed Rate; (ii) any loss incurred in liquidating or closing out any foreign currency contract; and (iii) any loss arising from any change in the value of Dollars in relation to any Loan made in another Available Currency which was not paid on the date due. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower, shall set forth the method of calculating such amount or amounts and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

Section 2.16.   Taxes.

(a)   Gross Up. Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) each recipient of each such payment receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b)   Payment of Other Taxes. In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)   Tax Indemnity. The Borrower shall indemnify the Agent, each Lender, each Issuing Bank, and any other party hereto within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Agent, such Lender, such Issuing Bank or other party hereto, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or such Issuing Bank, or by the Agent on its own behalf or on behalf of a Lender or an Issuing Bank, shall set forth in reasonable detail the origin and amount of the payments to be due under this Section 2.16(c) and such certificate shall be conclusive absent manifest error.

(d)   Receipt of Payment. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(e)   Refund. If a Lender, an Issuing Bank or Agent shall become aware that it is entitled to claim a refund from a Governmental Authority specifically in respect of Indemnified

Taxes or Other Taxes as to which it has been indemnified by a Borrower, or with respect to which a Borrower has paid additional amounts, pursuant to this Section 2.16, it shall promptly notify Borrower of the availability of such refund claim and shall, within 30 days after receipt of a request by Borrower, make a claim to such Governmental Authority for such refund at Borrower's expense. If a Lender, an Issuing Bank or any Agent receives a refund (including pursuant to a claim for refund made pursuant to the preceding sentence) specifically in respect of any Indemnified Taxes or Other Taxes as to which it has been indemnified by Borrower or with respect to which Borrower had paid additional amounts pursuant to this Section 2.16, it shall within 30 days from the date of such receipt pay over such refund to Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by Borrower under this Section 2.16 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out–of–pocket expenses of such Lender, Issuing Bank or Agent and without interest (other than interest paid by the relevant Governmental Authority with respect to such refund); provided, however, that Borrower, upon the request of such Lender, Issuing Bank or Agent, agrees to repay the amount paid over to Borrower (plus penalties, interest or other charges) to such Lender, Issuing Bank or Agent in the event such Lender, Issuing Bank or Agent is required to repay such refund to such Governmental Authority.

(f)   Withholding Tax Forms. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate.

Section 2.17.   Payments Generally; Pro Rata Treatment; Sharing of Set–Offs.

(a)   Payments Generally. The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.14, 2.15 or 2.16, or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 12:00 noon, Dallas, Texas time), on the date when due, in immediately available funds in the Available Currency in which the underling obligations being paid is denominated as determined pursuant hereto, without set–off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Agent at its offices in New York, New York, except payments to be made directly to an Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.14, 2.15, 2.16 and 10.03 and the other paragraphs of this Section 2.17 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

(b)   Pro Rata Treatment of Payments. If at any time insufficient funds are received by and available to the Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(c) Sharing of Set–Offs. If any Lender shall, by exercising any right of set–off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Revolving Loans or participations in LC Disbursements or Swingline Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Revolving Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Revolving Loans and participations in LC Disbursements and Swingline Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Revolving Loans and participations in LC Disbursements and Swingline Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set–off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Payment Assumption. Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of the Lenders or an Issuing Bank hereunder that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the applicable Issuing Bank, as the case may be, severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation.

(e) Default by Lender. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(f), 2.05(d) or (e), 2.06(b), 2.17(d) or 10.03(c), then the Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

(f) Proceeds of Collateral. All proceeds received by the Agent from the sale or other liquidation of the Collateral when an Event of Default exists shall first be applied as payment of the accrued and unpaid fees of the Agent hereunder and then to all other unpaid or unreimbursed obligations (including reasonable attorneys' fees and expenses) owing to the Agent in its capacity as Agent only and then any remaining amount of such proceeds shall be distributed:

> (i)   first, to an account at the Agent over which the Agent shall have control in an amount sufficient to fully collateralize all LC Exposure then outstanding; and

> (ii)   second, to the Lenders, pro rata in accordance with the such Lender's Revolving Exposure, until all the Revolving Loans have been paid and satisfied in full or cash collateralized.

All amounts paid under the terms of the Subsidiary Guaranty shall be applied as provided in paragraph 5 of the Guaranty. After all Revolving Commitments are terminated and all other obligations of any Lender to Borrower or any Guarantor are otherwise satisfied, any proceeds of Collateral shall be delivered to the Person entitled thereto as determined by the Intercreditor Agreement, by applicable law or applicable court order.

> Section 2.18.   Mitigation Obligations; Replacement of Lenders.

> (a)   Mitigation. If any Lender requests compensation under Section 2.14, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.16, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

> (b)   Replacement. If any Lender requests compensation under Section 2.14, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Agent, the Issuing Banks and Swingline Lender, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder (including any amounts due under Section 2.15 other than in connection with an assignment resulting from a Lender's default in its obligations to fund Loans), from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16 or payments required to be made pursuant to Section 2.16, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.19.   Unavailability of Foreign Currency Loans.   Notwithstanding any other provision herein, if any Change in Law shall make it unlawful for the Swingline Lender to make or maintain any Euro Loan or Sterling Loan or to give effect to its obligations as contemplated hereby with respect to any such Loan or in the event that there shall occur any material adverse change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which would in the opinion of the Swingline Lender make it impracticable for Swingline Loans to be denominated in either the Euro or Sterling, then, by written notice to the Borrower and to the Agent, the Swingline Lender may: (i) declare that such Loans will not thereafter be made, whereupon any request for such a Borrowing shall be deemed a request for a Dollar Loan unless such declaration shall be subsequently withdrawn (the Swingline Lender agreeing to withdraw such declaration promptly upon determining that the applicable event or condition no longer exists); and (ii) require that all outstanding Euro Loans or Sterling Loans so affected be repaid.

Section 2.20.   European Economic and Monetary Union Provisions.   The following clauses of this Section shall be effective at and from the commencement of the third stage of EMU by the United Kingdom:

(a)   Redenomination and Alternative Currencies.   Each obligation under this Agreement which has been denominated in Sterling shall be redenominated into the euro unit in accordance with EMU legislation, provided, that if and to the extent that any EMU legislation provides that following the commencement of the third stage of EMU by the United Kingdom an amount denominated either in the Euro or in Sterling and payable within the United Kingdom by crediting an account of the creditor can be paid by the debtor either in the euro unit or in Sterling, each party to this Agreement shall be entitled to pay or repay any such amount either in the euro unit or in Sterling. Any Fixed Rate Borrowing that would otherwise be denominated in Sterling shall be made in the euro unit and except as provided in the forgoing sentence, any amount payable by the Agent to the Lenders under this Agreement shall be paid in the euro unit.

(b)   Payments by the Agent Generally.   With respect to the payment of any amount denominated in the euro unit or in Sterling, neither the Agent nor any Lender shall be liable to the Borrower or any Lender in any way whatsoever for any delay, or the consequences of any delay, in the crediting to any account of any amount required by this Agreement to be paid if such party shall have taken all relevant steps to achieve, on the date required by this Agreement, the payment of such amount in immediately available, freely transferable, cleared funds (in the euro unit or, as the case may be, in Sterling) to the account with the bank which shall have specified for such purpose. "all relevant steps" means all such steps as may be prescribed from time to time by the regulations or operating procedures of such clearing or settlement system as the Agent may from time to time determine for the purpose of clearing or settling payments of the Euro.

(c)   Basis of Accrual.   If the basis of accrual of interest or fees expressed in this Agreement with respect to Sterling shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest or fees in respect of the Euro, such convention or practice shall replace such expressed basis effective as of and from the commencement of the third stage of EMU by the United Kingdom; provided, that if any Fixed Rate Sterling Borrowing is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

(d)   Rounding and Other Consequential Changes.   Without prejudice and in addition to any method of conversion or rounding prescribed by any EMU legislation and without prejudice to the respective liabilities for indebtedness of the Borrower to the Lenders and the Lenders to the Borrower under or pursuant to this Agreement:

(i)   each reference in this Agreement to a minimum amount (or an integral multiple thereof) in Sterling shall be replaced by a reference to such reasonably comparable and convenient amount (or an integral multiple thereof) in the euro unit as the Agent may from time to time specify; and

(ii)   except as expressly provided in this <u>Section 2.20</u>, each provision of this Agreement shall be subject to such reasonable changes of construction as the Agent may from time to time specify to be necessary or appropriate to reflect the introduction of or changeover to the Euro the United Kingdom.

ARTICLE III.

<u>Representations and Warranties</u>

The Borrower represents and warrants to the Lenders that:

Section 3.01.   <u>Organization; Powers</u>. Each of the Borrower and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 3.02.   <u>Authorization; Enforceability</u>. The Loan Documents to be entered into by the Borrower and each Guarantor are within their respective corporate powers and have been duly authorized by all necessary corporate and, if required, stockholder action. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each other Loan Document to which the Borrower or any of the Guarantors is to be a party, when executed and delivered, will constitute, a legal, valid and binding obligation of, the Borrower or such Guarantor (as the case may be), enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03.   <u>Governmental Approvals; No Conflicts</u>. The execution, performance and delivery of the Loan Documents by the Borrower and the Guarantors (a) do not require any consent or approval of, registration or filing with (other than the inclusion of this Agreement as an exhibit to routine filings under the Securities Exchange Act of 1934), or any other action by, any Governmental Authority, (b) will not violate any applicable law or regulation or the charter, by–laws or other organizational documents of the Borrower or any of the Subsidiaries or any order of any Governmental Authority, (c) will not violate in any material respect or result in a material default under any indenture, agreement or other instrument binding upon the Borrower or any of the Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any of the Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of the Subsidiaries.

Section 3.04.   Financial Condition; No Material Adverse Change.

(a)   The Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of income, stockholders equity and cash flows (i) as of and for the fiscal year ended March 31, 2004 reported on by independent public accountants, and (ii) as of and for the fiscal quarter and the portion of the fiscal year ended December 31, 2004, certified by its chief financial officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and the Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year–end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b)   Except: (i) as disclosed in the financial statements referred to above or the notes thereto and (ii) for the Disclosed Matters, none of the Borrower or the Subsidiaries has, as of the Effective Date, any contingent liabilities, unusual long–term commitments or unrealized losses which could reasonably be expected to result in a Material Adverse Effect.

(c)   Except for the Disclosed Matters, since March 31, 2004 there has been no material adverse change in the business, assets, operations or financial condition of the Borrower and the Subsidiaries, taken as a whole.

Section 3.05.   Properties.

(a)   Each of the Borrower and the Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business (including its Collateral), except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes free and clear of all Liens other than Permitted Encumbrances and Liens permitted by paragraphs (b) through (c) of Section 6.02;

(b)   Each of the Borrower and the Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and the Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect;

Section 3.06.   Litigation and Environmental Matters.

(a)   There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of the Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any of the Loan Documents.

(b)   Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of the Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(c)   The Disclosed Matters, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

Section 3.07.   <u>Compliance with Laws and Agreements</u>. Each of the Borrower and the Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

Section 3.08.   <u>Investment and Holding Company Status</u>. Neither the Borrower nor any of the Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

Section 3.09.   <u>Taxes</u>. Each of the Borrower and the Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

Section 3.10.   <u>ERISA</u>. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $5,000,000 of the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $5,000,000 of the fair market value of the assets of all such underfunded Plans.

Section 3.11.   <u>Disclosure</u>. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which the Borrower or any of the Subsidiaries is subject, and all other matters known to any of them, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No reports, financial statements, certificates or other information furnished by or on behalf of the Borrower to the Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

Section 3.12.   <u>Subsidiaries</u>. As of the Effective Date, Borrower has no Subsidiaries other than those listed on <u>Schedule 3.12</u> hereto and those Subsidiaries owned by Foreign Subsidiaries (which are not listed on Schedule 3.12). As of the Effective Date, <u>Schedule 3.12</u> sets forth the jurisdiction of incorporation or organization of each Subsidiary directly owned by the Borrower and each Domestic Subsidiary, the percentage of Borrower's ownership of the outstanding Equity Interests of each Subsidiary directly owned by Borrower, the percentage of each Subsidiary's ownership of the outstanding Equity Interests of each Domestic Subsidiary and the authorized, issued and outstanding Equity Interests of each Subsidiary directly owned by the Borrower and each Domestic Sudsidiary.

Section 3.13.   Insurance.   Each of the Borrower and the Subsidiaries maintain with financially sound and reputable insurers, insurance with respect to its properties and business against such casualties and contingencies and in such amounts as are usually carried by businesses engaged in similar activities as the Borrower and the Subsidiaries and located in similar geographic areas in which the Borrower and the Subsidiaries operate.

Section 3.14.   Labor Matters.   As of the Effective Date, there are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened. The hours worked by and payments made to employees of the Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters in any material respect. All material amounts due from the Borrower or any Subsidiary, or for which any claim may be made against the Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary.

Section 3.15.   Solvency.   Immediately following the making of each Loan and after giving effect to the application of the proceeds of such Loans, (a) the fair value of the assets of Borrower and each Guarantor, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of Borrower and each Guarantor will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) Borrower and each Guarantor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) Borrower and each Guarantor will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Effective Date. As used in this Section 3.15, the term "fair value" means the amount at which the applicable assets would change hands between a willing buyer and a willing seller within a reasonable time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both and "present fair saleable value" means the amount that may be realized if the applicable company's aggregate assets are sold with reasonable promptness in an arm's length transaction under present conditions for the sale of a comparable business enterprises.

Section 3.16.   Margin Securities.   Neither the Borrower nor any Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations U or X of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock; provided that proceeds of a Loan may be used to purchase margin stock in a Permitted Acquisition and to repurchase Borrower's capital stock in accordance with the limitations of Section 6.06 if, in each case, after applying the proceeds of the applicable Loan: (a) not more than 25% of the value of the Borrower's and the Guarantor's assets is represented by the margin stock or (b) the Loan can otherwise be made in compliance with Regulations U of the Board of Governors of the Federal Reserve System.

ARTICLE IV.

Conditions

Section 4.01.   Effective Date. The effectiveness of this Agreement to amend and restate the Prior Agreement as herein contemplated and the obligations of the Lenders to make Loans hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 10.02):

(a)   The Agent (or its counsel) shall have received from each party hereto (including the Borrower and each Guarantor) either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)   The Agent shall have received a favorable written opinion (addressed to the Agent and the Lenders and dated the Effective Date) of counsel for the Borrower, substantially in the form of Exhibit B, and covering such other matters relating to the Borrower, the Guarantor or the Loan Documents as the Agent shall reasonably request. The Borrower hereby requests such counsel to deliver such opinions.

(c)   The Agent shall have received such documents and certificates as the Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Borrower and each Guarantor, the power and authority of Borrower and each Guarantor to execute, deliver and perform the Loan Documents to which each is a party and any other legal matters relating to the Borrower, any Guarantor or the Loan Documents, all in form and substance satisfactory to the Agent and its counsel.

(d)   The Agent and JP Morgan Securities Inc. shall have received all fees and other amounts due and payable on or prior to the Effective Date, including with respect to the Agent and JP Morgan Securities Inc. only, to the extent invoiced, reimbursement or payment of all out–of–pocket expenses (including fees, charges and disbursements of counsel) required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document.

(e)   The Agent shall have received the Intercreditor Agreement and the Security Agreement executed by all parties thereto.

(f)   The Agent shall have received payment of an amount equal to all unpaid interest and fees accrued under the Prior Agreement to the Effective Date, together with all other fees, expenses and other charges outstanding thereunder, including any charges due under Section 2.15 of the Prior Agreement arising as a result of the termination of the Interest Periods thereunder on the Effective Date.

(g)   The Borrower shall have made a repayment of the loans outstanding on the Effective Date under the Prior Agreement to the extent necessary so that the total Revolving Exposure will not exceed the total Revolving Commitments under this Agreement as of the Effective Date.

(h)   The representations and warranties of the Borrower and the Guarantors set forth in the Loan Documents shall be true and correct in all material respects.

(i)   No Default shall have occurred and be continuing.

The Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Loans shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 10.02) at or prior to 3:00 p.m., Dallas, Texas time, on March 31, 2005 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

Section 4.02.   Each Credit Event. The obligations of each Lender to make a Loan on the occasion of any Borrowing is subject to receipt of the request therefor in accordance herewith and to the satisfaction of the following conditions:

(a)   The representations and warranties of the Borrower and the Guarantors set forth in the Loan Documents shall be true and correct in all material respects on and as of the date of such Borrowing.

(b)   At the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing.

(c)   At the time of and immediately after such Borrowing, the Revolving Exposures shall not exceed the Revolving Commitments, the Dollar Amount of all Sterling Loans shall not exceed $5,000,000 and the Dollar Amount of all Euro Loans shall not exceed $5,000,000.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs (a), (b) and (c) of this Section.

Section 4.03.   Effective Date Advances and Adjustments. On the Effective Date, the aggregate amount of the revolving commitments under the Prior Agreement is changed hereunder but not all Lenders are participating in the Revolving Commitments based on their pro rata percentages established under the Prior Agreement. As a result, the revolving loans outstanding under the Prior Agreement which are continued hereunder will not be held pro rata by the Lenders in accordance with their Applicable Percentages determined hereunder. To remedy the foregoing, on the Effective Date and upon fulfillment of the conditions in Section 4.01, the Lenders shall make advances among themselves (which may be through the Agent) so that after giving effect thereto the Revolving Loans will be held by the Lenders, pro rata in accordance with their respective Applicable Percentages hereunder. The advances made on the Effective Date under this Section by each Lender whose Applicable Percentage is new or has increased under this Agreement (as compared to its applicable percentage under the Prior Agreement) shall be deemed to be a purchase of a corresponding amount of the Revolving Loans of the Lender or Lenders whose Applicable Percentage has decreased (as compared to its applicable percentage under the Prior Agreement). The advances made under this Section shall be ABR Borrowings made under each Lender's Revolving Commitment unless another Type of Borrowing is selected by the Borrower to be applicable thereto.

ARTICLE V.

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Letters of Credit shall have expired or terminated and all LC Disbursements shall have been reimbursed, the Borrower covenants and agrees with the Lenders that:

Section 5.01.   Financial Statements and Other Information. The Borrower will furnish to the Agent and each Lender:

(a)   Annual Audit. Within 90 days after the end of each fiscal year of the Borrower, (i) its audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by independent public accountants of recognized national standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and the Subsidiaries on a consolidated basis in accordance with GAAP consistently applied and (ii) the Borrower's unaudited consolidating balance sheet and related statement of operations as of the end of and for such year, both certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and the Subsidiaries on a consolidating basis in accordance with GAAP consistently applied;

(b)   Quarterly Financial Statements. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, its unaudited consolidated balance sheet and related statements of operations and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year and its unaudited consolidating balance sheet and statement of operations for the same period, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and the Subsidiaries on a consolidated and consolidating basis in accordance with GAAP consistently applied, subject to normal year–end audit adjustments and the absence of footnotes;

(c)   Compliance Certificate. Concurrently with any delivery of financial statements under paragraph (a) or (b) above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Article VII, (iii) setting forth reasonably detailed calculations demonstrating the calculation of the Applicable Rate, and (iv) stating whether any change in GAAP or in the application thereof has occurred since the date of the Borrower's audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d)   Accountants Report. Concurrently with any delivery of financial statements under paragraph (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(e)   Annual Budget. If requested by the Agent, a detailed consolidated budget for the fiscal year designated by the Agent (including a projected consolidated balance sheet and related statements of projected operations and cash flow as of the end of and for such fiscal year and setting forth the assumptions used for purposes of preparing such budget) and, promptly when available, any significant revisions of any such budget delivered under this paragraph;

(f)   Governmental Reports. Promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any Subsidiary with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by the Borrower to its shareholders generally, as the case may be; and

(g)   Other Information. Promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of any Loan Document (including, the compliance with the provisions of Section 6.01(k), Section 6.04(i), Section 6.05(c) and Section 6.06(e), as the Agent or any Lender may reasonably request.

Section 5.02.   Notices of Material Events. The Borrower will furnish to the Agent and each Lender prompt written notice of the following:

(a)   the occurrence of any Default;

(b)   the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting, the Borrower or any Subsidiary thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c)   the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and the Subsidiaries in an aggregate amount exceeding $5,000,000; and

(d)   any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03.   Existence; Conduct of Business. The Borrower will, and will cause each of the Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03. The Borrower will, and will cause each of the Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect the rights, licenses, permits, privileges, franchises, patents, copyrights, trademarks and trade names material to the conduct of its business in such a manner so that no Material Adverse Effect will result.

Section 5.04.   Payment of Obligations. The Borrower will, and will cause each of the Subsidiaries to, pay its Indebtedness and other obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP, (c) such contest effectively suspends collection of the contested obligation and the enforcement of any Lien securing such obligation and (d) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

Section 5.05. Maintenance of Properties. The Borrower will, and will cause each of the Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

Section 5.06. Insurance. The Borrower will, and will cause each of the Subsidiaries to, maintain, with financially sound and reputable insurance companies, insurance with respect to its properties and business against such casualties and contingencies and in such amounts as shall be in accordance with the general practices of businesses engaged in similar activities as the Borrower and the Subsidiaries and in similar geographic areas in which the Borrower and the Subsidiaries operate, containing such terms, in such forms and for such periods as may be reasonable and prudent. The Borrower will furnish to the Lenders, upon request of the Agent, information in reasonable detail as to the insurance so maintained.

Section 5.07. Books and Records; Inspection and Audit Rights. The Borrower will, and will cause each of the Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of the Subsidiaries to, permit any representatives designated by the Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

Section 5.08. Compliance with Laws. The Borrower will, and will cause each of the Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including Environmental Laws), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 5.09. Use of Proceeds and Letters of Credit. The proceeds of the Loans and Swingline Loans will be used only for working capital, the repayment of Indebtedness to the extent permitted or otherwise not restricted hereunder and other general corporate needs of the Borrower. No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations U and X. Letters of Credit will be issued only to support the general corporate needs of the Borrower and the Subsidiaries.

Section 5.10. Additional Subsidiaries; Additional Guarantors. If any Domestic Subsidiary is formed or acquired after the Effective Date, the Borrower will notify the Agent and the Lenders thereof and the Borrower will cause such Subsidiary to become a party to the Subsidiary Guaranty. Borrower will, and will cause the Subsidiaries (including any new Subsidiary formed or acquired), to comply with its obligations under the Intercreditor Agreement and Security Agreement arising in connection with any such formation or acquisition promptly after such Subsidiary is formed or acquired.

Section 5.11. Further Assurances. The Borrower will execute, and will cause each Guarantor to execute, any and all further documents, agreements and instruments, and take all such further actions, which may be required under any applicable law, or which either the Agent or the Required Lenders may reasonably request, to effectuate the transactions contemplated by the Loan Documents all at the expense of the Borrower.

Section 5.12.   Compliance with Agreements. The Borrower will, and will cause each Subsidiary to, comply with all agreements, contracts, and instruments binding on it or affecting its properties or business other than such noncompliance which is not reasonably expected to have a Material Adverse Effect.

ARTICLE VI.

Negative Covenants

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements shall have been reimbursed, the Borrower covenants and agrees with the Lenders that:

Section 6.01.   Indebtedness. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(a)   Indebtedness created under the Loan Documents;

(b)   Indebtedness existing on the Effective Date and set forth in Schedule 6.01 and extensions, renewals, replacements and other modifications of any such Indebtedness that do not increase the outstanding principal amount thereof or result in an earlier maturity date or decreased weighted average life thereof;

(c)   Indebtedness owed by Borrower to a Guarantor or by a Guarantor to Borrower or the Guarantor's parent;

(d)   Guarantees by the Borrower or any Guarantor of any Indebtedness of the Borrower or any Guarantor;

(e)   Indebtedness owed by a Foreign Subsidiary to Borrower or owed by a Foreign Subsidiary to its parent incurred in accordance with the restrictions set forth in Section 6.04(i);

(f)   Guarantees provided in accordance with the restrictions set forth in Section 6.04(i) by the Borrower or a Subsidiary of Indebtedness of a Foreign Subsidiary;

(g)   Indebtedness incurred in the ordinary course of business with respect to surety and appeal bonds, performance and return–of–money bonds, and other similar obligations not exceeding at any time outstanding a Dollar Amount equal to $25,000,000 in aggregate liability;

(h)   Indebtedness constituting obligations to reimburse worker's compensation insurance companies for claims paid by such companies on Borrower's or a Subsidiaries' behalf in accordance with the policies issued to Borrower and the Subsidiaries;

(i)   Indebtedness arising in connection with Hedging Agreements entered into in the ordinary course of business to enable Borrower or a Subsidiary (i) to limit the market risk of holding currency in either the cash or futures market or (ii) to fix or limit Borrower's or any Subsidiaries' interest expense;

(j)　Indebtedness arising as a result of the licensing of software or data by the Borrower and the Subsidiaries;

(k)　The following Indebtedness which may only be created, incurred or assumed if no Default exists or would result therefrom and if after giving proforma effect to such Indebtedness, the Borrower shall be in compliance with Article VII as of the most recently ended fiscal quarter of Borrower:

(i)　Purchase Money Indebtedness of the Borrower;

(ii)　unsecured Indebtedness (other than obligations in respect of Hedging Agreements and Guarantees of Indebtedness of others) of the Borrower;

(iii)　in addition to Purchase Money Indebtedness of the Borrower, other secured Indebtedness of the Borrower (other than obligations of the Borrower under any Hedging Agreement and Guarantees of Indebtedness of others); provided that as of the date of the incurrence of such Indebtedness and after giving effect thereto the sum of (A) the aggregate principal Dollar Amount of such secured Indebtedness of Borrower then outstanding (not including any Purchase Money Indebtedness) plus (B) the aggregate outstanding principal Dollar Amount of all secured Indebtedness assumed by Subsidiaries in accordance with the permissions set forth in clause (iv) of this Section and then outstanding (but not including any Purchase Money Indebtedness), shall not exceed eight percent (8%) of Consolidated Tangible Net Worth as determined as of the most recently ended fiscal quarter;

(iv)　secured Indebtedness of any Person that becomes a Subsidiary after the date hereof or is merged with or into a Subsidiary in accordance with the permissions herein set forth and extensions, renewals, replacements and other modifications of any such Indebtedness; provided that: (A) such Indebtedness exists at the time such Person becomes a Subsidiary or was so merged and is not created in contemplation of or in connection with such Person becoming a Subsidiary or merger and (B) as of the date of the incurrence of such Indebtedness under the permissions of this clause (iv) and after giving effect thereto, the sum of (1) the aggregate principal Dollar Amount of the secured Indebtedness of Borrower then outstanding and incurred under the permission of clause (iii) (not including any Purchase Money Indebtedness) plus (2) the aggregate outstanding principal Dollar Amount of all secured Indebtedness incurred or assumed under this clause (iv) and then outstanding (but not including any Purchase Money Indebtedness) shall not exceed eight percent (8%) of Consolidated Tangible Net Worth as determined as of the most recently ended fiscal quarter;

(v)　unsecured Indebtedness of any Person that becomes a Subsidiary after the date hereof or is merged with or into a Subsidiary in accordance with the permissions herein set forth; provided that such Indebtedness exists at the time such Person becomes a Subsidiary or was so merged and is not created in contemplation of or in connection with such Person becoming a Subsidiary or merger;

(vi)　Indebtedness (other than obligations in respect of Hedging Agreements, Guarantees of Indebtedness of others and Indebtedness in respect of mandatory redemption or mandatory dividend rights on Equity Interests) of the Subsidiaries incurred after the Effective Date and owed to any Person other than the Borrower or any Subsidiary; provided that as of the date of the incurrence of such Indebtedness under the permissions of this clause (vi) and after giving effect thereto, the aggregate principal Dollar Amount of all such Indebtedness incurred under the permissions of this clause (vi) then outstanding shall not exceed $15,000,000 (excluding the principal Dollar Amount of the Indebtedness incurred under the other permissions of this Section 6.01); and

(vii)   Purchase Money Indebtedness of the Foreign Subsidiaries which is owed to any Person other than the Borrower or any Subsidiary; provided the aggregate outstanding principal Dollar Amount of all Purchase Money Indebtedness owed by the Foreign Subsidiaries (including, any of such Indebtedness outstanding on the Effective Date and identified on Schedule 6.01) shall never exceed $25,000,000.

Section 6.02.   Liens. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)   Permitted Encumbrances and Liens created by the Security Agreement, the Intercreditor Agreement and the other Loan Documents;

(b)   Any Lien on any asset of the Borrower or any Subsidiary existing on the Effective Date and set forth in Schedule 6.02; provided that (i) such Lien shall not apply to any other asset of the Borrower or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals, replacements and other modifications thereof that do not increase the outstanding principal amount thereof;

(c)   The following Liens which may only be created, incurred or assumed if no Default exists or would result therefrom:

(i)   Any Lien existing on any asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any asset of any Person that becomes a Subsidiary after the date hereof in accordance with Section 6.04 prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other assets of the Borrower or any Subsidiary, (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals, replacements and other modifications thereof that do not increase the outstanding principal amount thereof; (D) the Indebtedness secured thereby is otherwise permitted by clauses (i), (iii), (iv) or (vii) of Section 6.01(k); and (E) such Lien does not attach to any of the Collateral;

(ii)   Consensual Liens securing Purchase Money Indebtedness otherwise permitted hereby; and

(iii)   Consensual Liens on assets of the Borrower or a Subsidiary that are not required to be Collateral securing Indebtedness of the granting Person permitted by, with respect to the Borrower, clause (iii) of Section 6.01(k) and with respect to a Subsidiary, clause (vi) of Section 6.01(k).

Section 6.03.   Fundamental Changes.

(a)   The Borrower will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall exist: (i) any Subsidiary may merge into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) any Subsidiary may merge into or consolidate with any other Subsidiary if the surviving Person assumes the obligations of the applicable Subsidiary under the Loan Documents, if any, and is solvent as contemplated under Section 3.15 hereunder after giving effect to such merger or consolidation, except that a Significant Subsidiary that is a Domestic Subsidiary may not be merged into or consolidated with a Foreign Subsidiary; (iii) any Subsidiary that is not party to the Subsidiary Guaranty may liquidate or dissolve if its assets are transferred to Borrower or a Significant Subsidiary and the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; and (iv) Borrower or any Subsidiary may consolidate with or merge with any other Person in connection with an acquisition permitted by Section 6.04.

(b)   The Borrower will not, and will not permit any of the Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Borrower and the Subsidiaries on the date of execution of this Agreement and businesses reasonably related thereto.

Section 6.04.   Investments, Loans, Advances, Guarantees and Acquisitions.   The Borrower will not, and will not permit any of the Subsidiaries to make or permit to exist any Investment except:

(a)   Permitted Investments and Investments by Foreign Subsidiaries which are held or made outside the United States of the same or similar quality as the Permitted Investments;

(b)   Investments existing on the Effective Date and set forth on Schedule 6.04;

(c)   Investments by Borrower or any Subsidiary in, and the purchase by the Borrower or any Subsidiary of, Equity Interests of any Guarantor;

(d)   Indebtedness (including Guarantees) permitted by paragraphs (c) and (d) of Section 6.01;

(e)   Loans and advances to employees for business expenses incurred in the ordinary course of business;

(f)   The Borrower or any Subsidiary (the "Acquiring Company") may acquire assets constituting a business unit of any Subsidiary (a "Transferring Subsidiary") if the Acquiring Company assumes all the Transferring Subsidiary's liabilities, including all liabilities of the Transferring Subsidiary under the Loan Documents to which it is a party and if all of the capital stock of the Transferring Subsidiary is owned directly or indirectly by the Acquiring Company (and, following such assignment and assumption, such Transferring Subsidiary may wind up, dissolve and liquidate) except that no Foreign Subsidiary may acquire assets of a Domestic Subsidiary in such a transaction;

(g)   If no Default exists or would result therefrom, a Permitted Acquisition if, after giving proforma effect to any Indebtedness and EBITDAR of the Person to be acquired or whose assets are to be acquired, (i) Borrower shall have a Leverage Ratio of no more than 2.00 to 1.00 calculated for the most recently ended fiscal quarter of Borrower prior to the date of the proposed acquisition, or (ii) if such Leverage Ratio as so calculated is more than 2.00 to 1.00, then the Purchase Price for the proposed acquisition in question together with the Purchase Prices paid for all acquisitions consummated in the same fiscal year of Borrower does not exceed a Dollar Amount equal to $75,000,000;

(h)   Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(i)   In addition to the Investments permitted by paragraphs (a) through (h) of this Section 6.04, any other Investment by the Borrower or any Subsidiary; provided that as of the date of any such proposed Investment and after giving effect thereto:

(i)   no Default exists

(ii)   either: (A) the Borrower's Leverage Ratio calculated after giving proforma effect to such Investment to be made and for the most recently ended fiscal quarter of Borrower prior to the date of such Investment shall not exceed 2.00 to 1.00, or (B) if such Leverage Ratio as so calculated for such date is more 2.00 to 1.00, then:

(1)   if the proposed Investment is to be made in, to or for the benefit of a Foreign Subsidiary, then the Dollar Amount of the Outstanding Investments made in, to or for the benefit of Foreign Subsidiaries is less than or equal to four percent (4%) of the Borrower's Consolidated Tangible Assets as determined for the most recently ended fiscal quarter of Borrower prior to the date of such Investment; and

(2)   if the proposed Investment is to be made in, to or for the benefit of a Person who is not a Subsidiary, then the Dollar Amount of the Outstanding Investments made in, to or for the benefit of Persons who are not Subsidiaries is less than or equal to one and one half percent (1.5%) of the Borrower's Consolidated Tangible Assets as determined for the most recently ended fiscal quarter of Borrower prior to the date of such Investment.

Section 6.05.   Asset Sales; Equity Issuances.   The Borrower will not, and will not permit any of the Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it, nor will the Borrower permit any of the Subsidiaries to issue any additional Equity Interest in such Subsidiary, except:

(a)   sales, transfers and dispositions of inventory, used or surplus equipment and Permitted Investments in the ordinary course of business and the sale, lease or sublease of equipment to customers in the ordinary course of business;

(b)   sales, transfers and dispositions to the Borrower or a Subsidiary in accordance with Section 6.04;

(c)   sales, transfers and other dispositions of assets that are not permitted by any other paragraph of this Section 6.05 (such other sales, transfers and other dispositions herein the "Dispositions"); if: (1) no Default exists or would result therefrom, (2) no Collateral is being disposed of unless a Subsidiary is being disposed of under this paragraph then the Collateral pledged by that Subsidiary may be disposed of under the permissions of this paragraph; and (3) after giving effect to such Disposition, the aggregate book value of all such assets sold, transferred or otherwise disposed of since the Effective Date under the permissions of this paragraph (c) would not exceed a Dollar Amount equal to the greater of (i) $50,000,000 or (ii) twelve percent (12%) of the Accumulated Asset Value, calculated as of the date of the Disposition. Notwithstanding the foregoing, the Borrower may make a Disposition and the book value of the assets shall not be required to be included in the foregoing computation if no Default exists or would result from such Disposition and (1) such Disposition is pursuant to a Synthetic Lease permitted hereby; (2) such Disposition is in connection with a sale and leaseback transaction and is of property subject to the Arkansas Enterprise Zone Program (which allows the Borrower or a Subsidiary to obtain a refund of Arkansas State sales and use taxes with respect thereto); or (3) the Borrower shall, within 180 days after such Disposition invest the Net Proceeds thereof in assets for use in the business of the Borrower and the Subsidiaries;

provided that all sales, transfers, leases and other dispositions permitted hereby (other than those permitted by paragraph (b) above) shall be made for fair value as determined by the Borrower in good faith. If a Subsidiary is disposed of under the permissions of this Section, the Agent is authorized to release such Subsidiary from its obligations under the Loan Documents without the consent or agreement of any Lender.

Section 6.06. Restricted Payments. The Borrower will not, nor will it permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except, that:

(a) The Borrower may declare and pay dividends ratably with respect to its common stock in an aggregate amount not to exceed $30,000,000 in any fiscal year of the Borrower and Subsidiaries may declare and pay dividends ratably with respect to their common stock;

(b) Borrower and any Subsidiary may make regularly scheduled interest and principal payments as and when due in respect of any Indebtedness;

(c) Borrower and any Subsidiary may refinance any Indebtedness to the extent permitted by Section 6.01;

(d) Borrower and any Subsidiary may pay secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(e) In addition to the Restricted Payments permitted by paragraphs (a) through (d) of this Section 6.06, the Borrower may declare and make any other Restricted Payment if:

(i) as of the date of any such proposed Restricted Payment and after giving effect thereto, no Default exists;

(ii) either: (A) the Borrower's Leverage Ratio calculated after giving proforma effect to Restricted Payment to be made for the most recently ended fiscal quarter of Borrower prior to the date of such Restricted Payment shall not exceed 2.00 to 1.00, or (B) if such Leverage Ratio as so calculated for such date is more 2.00 to 1.00, then the sum of the aggregate amount paid by the Borrower for such Restricted Payments made under the permission of this clause (e) in the then current fiscal year plus the aggregate amount of the Restricted Payment to be made does not exceed $50,000,000.

Section 6.07.   Transactions with Affiliates. The Borrower will not, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except: (a) transactions in the ordinary course of business that are on prices and on terms and conditions not less favorable to the Borrower or such Subsidiary than could be obtained on an arm's–length basis from unrelated third parties and (b) any Restricted Payments permitted by Section 6.06.

Section 6.08.   Restrictive Agreements. The Borrower will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the Effective Date and identified on Schedule 6.08 (but shall apply to any extension or renewal of, or any amendment or modification expanding in any material respect the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) the foregoing shall not apply to restrictions and conditions imposed by the documentation executed in connection with the financing permitted by clauses (ii), (iii) or (vi) of Section 6.01(k) as long as such restrictions and conditions: (A) are no more onerous to the Borrower and the Subsidiaries and no more beneficial to the parties entitled to the protections thereof, than the restrictions and conditions hereunder and (B) permit the Borrower and the Subsidiaries to create, incur or permit to exist any Lien their respective assets (in addition to the Collateral) in favor of the Collateral Agent to secure the Obligations, (v) paragraph (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and (vi) paragraph (a) of the foregoing shall not apply to customary provisions in leases restricting the assignment thereof.

Section 6.09.   Change in Fiscal Year. Borrower will not change the manner in which either the last day of its fiscal year or the last days of the first three fiscal quarters of its fiscal year is calculated.

ARTICLE VII.

Financial Covenants

Section 7.01.   Leverage Ratio. As of the last day of each fiscal quarter, the Borrower shall not permit the ratio of Total Indebtedness as of such date to Adjusted EBITDAR for the twelve months ending the last day of such fiscal quarter to exceed 2.50 to 1.00. As used in this Agreement, the following terms have the following meanings:

"Adjusted EBITDAR" means, for any period (the "Subject Period"), the total of the following calculated without duplication for such period: (a) Borrower's EBITDAR; plus (b), on a pro forma basis, the pro forma EBITDAR of each Prior Target or, as applicable, the EBITDAR of a Prior Target attributable to the assets acquired from such Prior Target, for any portion of such Subject Period occurring prior to the date of the acquisition of such Prior Target or the related assets but only to the extent such EBITDAR for such Prior Target can be established in a manner satisfactory to the Agent based on financial statements of the Prior Target prepared in accordance with GAAP; minus (c) the EBITDAR of each Prior Company and, as applicable but without duplication, the EBITDAR of Borrower and each Subsidiary attributable to all Prior Assets, in each case for any portion of such Subject Period occurring prior to the date of the disposal of such Prior Companies or Prior Assets.

"Consolidated Net Income" means, for any period and any Person (a "Subject Person"), such Subject Person's consolidated net income (or loss) determined in accordance with GAAP, but excluding any extraordinary, nonrecurring, nonoperating or noncash gains or losses, including or in addition, the following:

(i)   the income (or loss) of any Person (other than a subsidiary) in which the Subject Person or a subsidiary has an ownership interest; provided, however, that (A) Consolidated Net Income shall include amounts in respect of the income of such Person when actually received in cash by the Subject Person or such subsidiary in the form of dividends or similar distributions and (B) Consolidated Net Income shall be reduced by the aggregate amount of all Investments, regardless of the form thereof, made by the Subject Person or any of its subsidiaries in such Person for the purpose of funding any deficit or loss of such Person

(ii)   the income of any subsidiary to the extent the payment of such income in the form of a distribution or repayment of any Indebtedness to the Subject Person or a subsidiary is not permitted, whether on account of any restriction in by–laws, articles of incorporation or similar governing document, any agreement or any law, statute, judgment, decree or governmental order, rule or regulation applicable to such subsidiary;

(iii)   any gains or losses accrued on foreign currency receivables or on foreign currency payables of the Subject Person or a subsidiary organized under the laws of the United States which are not realized in a cash transaction;

(iv)   the equivalent Dollar Amount of that portion of the income or loss of any foreign subsidiary or of any foreign Person (other than a subsidiary) in which the Subject Person or subsidiary has an ownership interest that is attributable to the increases or decreases due to the fluctuation of a foreign currency exchange rate after the Effective Date;

(v)   the income or loss of any Person acquired by the Subject Person or a subsidiary for any period prior to the date of such acquisition; and

(vi)   the income from any sale of assets in which the accounting basis of such assets had been the book value of any Person acquired by the Subject Person or a subsidiary prior to the date such Person became a subsidiary or was merged into or consolidated with the Subject Person or a subsidiary.

The gains or losses of the type described in clauses (i) through (vi) of this definition shall only be excluded in determining consolidated net income if the aggregate amount of such gains or losses exceed, in either case (*i.e.*, gains or losses), $1,000,000 in the period of calculation. If a gain or loss is to be excluded from the calculation of consolidated net income pursuant to the foregoing $1,000,000 threshold, the whole gain or loss shall be excluded, not just that amount in excess of the threshold.

"EBITDAR" means, for any period and any Person, the total of the following each calculated without duplication on a consolidated basis for such period: (a) Consolidated Net Income; plus (b) any provision for (or less any benefit from) income or franchise taxes included in determining Consolidated Net Income; plus (c) interest expense (including the interest portion of Capital Lease Obligations) deducted in determining Consolidated Net Income; plus (d) amortization and depreciation expense deducted in determining Consolidated Net Income; plus (e) all rentals paid or payable under any operating leases which, in each case, have been deducted in determining Consolidated Net Income.

"Prior Assets" means assets that have been disposed of by a division or branch of Borrower or a Subsidiary in a transaction with an unaffiliated third party approved in accordance with this Agreement which would not make the seller a "Prior Company" but constitute all or substantially all of the assets of such division or branch.

"Prior Company" means any Subsidiary whose capital stock or other Equity Interests have been disposed of, or all or substantially all of whose assets have been disposed of, in each case, in a transaction with an unaffiliated third party approved in accordance with this Agreement.

"Prior Target" means all Targets acquired or whose assets have been acquired in a transaction permitted by Section 6.04 of this Agreement or Section 6.04 of the Prior Agreement.

"Total Indebtedness" means, at the time of determination, the sum of the following determined for Borrower and the Subsidiaries on a consolidated basis (without duplication): (a) the amount of outstanding Loans under this Agreement as of the date of determination; plus (b) all obligations for borrowed money, other than the Loans, or with respect to deposits or advances of any kind; plus (c) all obligations of such Person evidenced by bonds, notes, debentures, or other similar instruments, other than the Loans; plus (d) all obligations of such Person upon which interest charges are customarily paid, other than the Loans; plus (e) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person; plus (f) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business); plus (g) all obligations of others secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed (provided that for purposes of this clause (g) the amount of any such Indebtedness shall be deemed not to exceed the higher of the market value or the book value of such assets); plus (h) all Capital Lease Obligations; plus (i) all obligations, contingent or otherwise, of such

Person: (i) as an account party in respect of letters of credit and letters of guaranty; and (ii) arising under all Guarantees of such Person; plus (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances; plus (k) all obligations, contingent or otherwise, for the payment of money under any non–compete, consulting or similar agreement entered into with the seller of a Target or any other arrangements providing for the deferred payment of the purchase price for an acquisition; plus (l) all Indebtedness arising in connection with Hedging Agreements and preferred Equity Interests; plus (m) the net present value of all future payments to be made under all Synthetic Leases and any other operating leases (calculated by discounting all payments from their respective due dates to the date of determination in accordance with accepted financial practice, on the basis of a 360 day year and at a discount factor equal to 8%); minus (n) to the extent included in clauses (a) through (m) of this definition, the amount reflected on the Borrower's consolidated balance sheet as software license liabilities. The deferred purchase price of property or services to be paid through earnings of the purchaser to the extent such amount is not characterized as liabilities in accordance with GAAP shall not be included in "Total Indebtedness".

Section 7.02.   Fixed Charge Coverage.   As of the last day of each fiscal quarter, the Borrower shall not permit the ratio of (a) the sum of the following for Borrower and the Subsidiaries calculated on a consolidated basis in accordance with GAAP: (i) EBITDAR; minus (ii) Capital Expenditures to (b) Fixed Charges, all calculated for the twelve months ending on the last day of such fiscal quarter, to be less than 1.25 to 1.00. As used in this Section 7.02, "Fixed Charges" means for any period, the sum of the following for the Borrower and the Subsidiaries calculated on a consolidated basis without duplication for such period: (a) the aggregate amount of interest, including payments in the nature of interest under Capitalized Lease Obligations; (b) the scheduled amortization of Indebtedness paid or payable; (c) operating lease rentals; (d) all dividends and other distributions made by Borrower on account of Equity Interests (excluding any repurchases of the Borrower's capital stock which are held as treasury stock or cancelled after the purchase); and (e) payments on leases or other obligations assumed from customers under service agreements to the extent such arrangements are not treated as operating leases, Capital Lease Obligations or long term debt.

ARTICLE VIII.

Events of Default

If any of the following events ("Events of Default") shall occur:

(a)   the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)   the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in paragraph (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five Business Days;

(c)   any representation, warranty or certification made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respects when made or deemed made;

(d)   the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02 or Section 5.03 (with respect to the existence of the Borrower) or in Articles VI or VII;

(e)   the Borrower or any Guarantor shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in paragraph (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after notice thereof from the Agent to the Borrower (which notice will be given at the request of any Lender);

(f)   the Borrower or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after taking into account any applicable grace period);

(g)   any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this paragraph (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or to any Indebtedness that becomes due as a result of the voluntary prepayment of such Indebtedness;

(h)   an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i)   the Borrower or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j)   the Borrower or any Subsidiary shall become unable, admit in writing its inability, or fail generally to pay its debts as they become due;

(k)   one or more judgments for the payment of money in an aggregate amount in excess of $10,000,000 shall be rendered against the Borrower, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Subsidiary to enforce any such judgment;

(l)   an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could or does result in a liability equal to or in excess of $10,000,000 or could reasonably be expected to result in a Material Adverse Effect;

(m)   a Change in Control shall have occurred and a period of 60 days shall have elapsed after the occurrence thereof;

(n)   any Lien purported to be created under any Loan Document shall cease to be, or shall be asserted by Borrower or any Guarantor not to be, a valid and perfected Lien on any Collateral, with the priority required hereby, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or (ii) as a result of the Agent's failure to maintain possession of any promissory notes or other instruments delivered to it under the Security Agreement;

(o)   the occurrence of an Event of Default (as defined in the Intercreditor Agreement);

(p)   either the Subsidiary Guaranty, the Security Agreement or the Intercreditor Agreement shall for any reason cease to be in full force and effect and valid, binding and enforceable in accordance with its terms after its date of execution, or the Borrower or any Guarantor shall so state in writing;

then, and in every such event (other than an event with respect to the Borrower described in paragraph (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Agent may, and at the request of the Required Lenders shall, by written notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without any further notice of intent to accelerate, notice of acceleration, presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in paragraph (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without notice of intent to accelerate, notice of acceleration, presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower. In addition to the other rights and remedies that the Lenders may have upon the occurrence of an Event of Default, the Required Lenders may direct: (i) the Collateral Agent to exercise the rights and remedies available to the Collateral Agent under the Intercreditor Agreement and the Security Agreements and (ii) the Agent to exercise the rights and remedies available to it under the Subsidiary Guaranty.

ARTICLE IX.

Agent

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Agent as its agent (and confirms and continues such appointment under the Prior Agreement) and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to it by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Agent hereunder.

The Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 10.02), and (c) except as expressly set forth in the Loan Documents, the Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any Subsidiaries that is communicated to or obtained by the bank serving as Agent or any of its Affiliates in any capacity. The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 10.02) or in the absence of its own gross negligence or willful misconduct. The Agent shall not be deemed to have knowledge of any Default unless and until written notice thereof is given to the Agent by the Borrower or a Lender, and the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Agent.

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub–agents appointed by the Agent. The Agent and any such sub–agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub–agent and to the Related Parties of the Agent and any such sub–agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Agent.

Subject to the appointment and acceptance of a successor as provided in this paragraph, the Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent. Upon the acceptance of its appointment as the Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Agent's resignation hereunder, the provisions of this Article and Section 10.03 shall continue in effect for the benefit of such retiring Agent, its sub–agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as the Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Agent, any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent, any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

Bank of America, N.A., has been designated as the "syndication agent" and SunTrust Bank and Wachovia Bank, National Association have been designated as "co-documentation agents" hereunder in recognition of the level of each of their Revolving Commitments. No of such Lender is an agent for the Lenders and no such Lender shall have any obligation hereunder other than those existing in its capacity as a Lender. Without limiting the foregoing, no such Lender shall have or be deemed to have any fiduciary relationship with or duty to any Lender.

The Lenders hereby authorize JPMorgan Chase Bank, N.A. (in its capacity as the "Agent" hereunder and in its capacity as the "Collateral Agent") to sign the Intercreditor Agreement on behalf of each Lender and to bind each Lender to the terms thereof as if each Lender were directly a party thereto and hereby specifically authorizes the Collateral Agent to release the Liens in the Prior Collateral (as such term is defined in the Intercreditor Agreement) a contemplated by the Intercreditor Agreement.

No Issuing Bank nor any of their respective Related Parties shall be liable for any action taken or omitted to be taken by any of them hereunder or otherwise in connection with any Loan Document except for its or their own gross negligence or willful misconduct. Without limiting the generality of the preceding sentence, (a) no Issuing Bank shall have any duties or responsibilities except those expressly set forth in the Loan Documents, and shall not by reason of any Loan Document be a trustee or fiduciary for any Lender or for the Agent, (b) no Issuing Bank shall be required to initiate any litigation or collection proceedings under any Loan Document, (c) no Issuing Bank shall be responsible to any Lender or the Agent for any recitals, statements, representations, or warranties contained in any Loan Document, or any certificate or other documentation referred to or provided for in, or received by any of them under, any Loan Document, or for the value, validity, effectiveness, enforceability, or sufficiency of any Loan Document or any other documentation referred to or provided for therein or for any failure by any Person to perform any of its obligations thereunder, (d) an Issuing Bank may consult with legal counsel (including counsel for the Borrower), independent public accountants, and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants, or experts, and (e) shall incur no liability under or in respect of any Loan Document by acting upon any notice, consent, certificate, or other instrument or writing believed by it to be genuine and signed or sent by the proper party or parties. As to any matters not expressly provided for by any Loan Document, each Issuing Bank shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with instructions signed by the Required Lenders, and such instructions of the Required Lenders and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and the Agent; provided, however, that no Issuing Bank shall be required to take any action which exposes it to personal liability or which is contrary to any Loan Document or applicable law.

No Affiliate of any Lender shall have any right to give any direction to the Agent in the exercise of the Agent's rights and obligations under the Loan Documents nor does any such Affiliate have any right to consent to, or vote on, any matter hereunder. The Agent shall have no duties or responsibilities to any Affiliate of any Lender except those expressly set forth in the Loan Documents.

ARTICLE X.

Miscellaneous

Section 10.01. Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the Borrower, to it at One Information Way, Little Rock, Arkansas 72202, Attention of Chief Financial Officer (Telecopy No. 501–342–3913);

(b) if to the Agent, JPMorgan as an Issuing Bank, the Swingline Lender or to JPMorgan, as a Lender, 2200 Ross Avenue, 3rd Floor, Dallas, Texas 75201, Attention of Brian McDougal, (Telecopy No. 214–965–3849), with a copy to JPMorgan Chase Bank, Loan Agency Services, 1111 Fannin, 10th Floor, Houston, Texas 77002; Attention: Marlies Iida, Telephone (713) 750–2353; Telecopy No. (713) 750–2228;

(c) if to a Lender to it at its address (or telecopy number) set forth in the most recent Administrative Questionnaire delivered to the Agent by such Lender in connection with the execution of this Agreement or the Prior Agreement or in the Assignment and Assumption pursuant to which such Lender became a party hereto or thereto; and

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Agent; <u>provided</u> that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Agent and the applicable Lender. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; <u>provided</u> that approval of such procedures may be limited to particular notices or communications.

Section 10.02.   <u>Waivers; Amendments</u>.

(a)   No failure or delay by the Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the Borrower or any Guarantor therefrom shall in any event be effective unless the same shall be permitted by <u>paragraph (b)</u> of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b)   Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the parties thereto, in each case with the consent of the Required Lenders; <u>provided</u> that no such agreement shall (i) increase the Revolving Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Revolving Commitment, without the written consent of each Lender affected thereby, (iv) change <u>Section 2.17(b)</u>, <u>(c)</u> or <u>(f)</u> in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (v) change any of the provisions of this Section or the definition of "Required Lenders" or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, nor (vi) release any Guarantor from the Subsidiary Guaranty or limit its liability in respect of the Subsidiary Guaranty or authorize the Collateral Agent to release any Collateral except as specifically permitted by <u>Section 6.05</u> of this Agreement or Section 6.06 of the Intercreditor Agreement or if not permitted by such sections, without the consent of each Lender; <u>provided</u> <u>further</u> that (1) no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent, an Issuing Bank or the Swingline Lender without the prior written consent of the Agent, such Issuing Bank or the Swingline Lender, as the case may be and (2) the Agent shall be obligated and shall have the power without the consent of any Lender to release a Guarantor from the Subsidiary Guaranty and, in accordance with the Intercreditor Agreement, release the Collateral pledged by such Guarantor, if the Guarantor is sold in accordance with the restrictions on the disposition of assets set forth in <u>Section 6.05</u>.

Section 10.03. Expenses; Indemnity; Damage Waiver.

(a)   The Borrower shall pay (i) all reasonable out–of–pocket expenses incurred by the Agent, JP Morgan Securities Inc., Banc of America Securities LLC, and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for Agent, J.P. Morgan Securities Inc., and Banc of America Securities, LLC, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out–of–pocket expenses incurred by each Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit issued by such Issuing Bank or any demand for payment thereunder and (iii) all out–of–pocket expenses incurred by the Agent, any Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Agent, any Issuing Bank or any Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out–of–pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)   THE BORROWER SHALL INDEMNIFY THE AGENT, J.P. MORGAN SECURITIES INC., BANC OF AMERICA SECURITIES LLC, EACH ISSUING BANK AND EACH LENDER, AND EACH RELATED PARTY OF ANY OF THE FOREGOING PERSONS (EACH SUCH PERSON BEING CALLED AN "INDEMNITEE") AGAINST, AND HOLD EACH INDEMNITEE HARMLESS FROM, ANY AND ALL LOSSES, CLAIMS, DAMAGES, LIABILITIES AND RELATED EXPENSES, INCLUDING THE FEES, CHARGES AND DISBURSEMENTS OF ANY COUNSEL FOR ANY INDEMNITEE, INCURRED BY OR ASSERTED AGAINST ANY INDEMNITEE ARISING OUT OF, IN CONNECTION WITH, OR AS A RESULT OF (I) THE EXECUTION OR DELIVERY OF ANY LOAN DOCUMENT, THE ORIGINAL AGREEMENT, THE PRIOR AGREEMENT, THE ORIGINAL INTERCREDITOR AGREEMENT OR ANY OTHER AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR THEREBY, THE PERFORMANCE BY THE PARTIES TO THE LOAN DOCUMENTS OF THEIR RESPECTIVE OBLIGATIONS THEREUNDER OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, (II) ANY LOAN OR LETTER OF CREDIT OR THE USE OF THE PROCEEDS THEREFROM (INCLUDING ANY REFUSAL BY AN ISSUING BANK TO HONOR A DEMAND FOR PAYMENT UNDER A LETTER OF CREDIT IF THE DOCUMENTS PRESENTED IN CONNECTION WITH SUCH DEMAND DO NOT STRICTLY COMPLY WITH THE TERMS OF SUCH LETTER OF CREDIT), (III) ANY ACTUAL OR ALLEGED PRESENCE OR RELEASE OF HAZARDOUS MATERIALS ON OR FROM ANY REAL PROPERTY CURRENTLY OR FORMERLY OWNED OR OPERATED BY THE BORROWER OR ANY OF THE SUBSIDIARIES, OR ANY ENVIRONMENTAL LIABILITY RELATED IN ANY WAY TO THE BORROWER OR ANY OF THE SUBSIDIARIES, (IV) THE FAILURE TO PAY ANY LOAN OR LC DISBURSEMENT DENOMINATED IN AN AVAILABLE CURRENCY, OR ANY INTEREST THEREON, IN THE AVAILABLE CURRENCY IN WHICH SUCH LOAN WAS MADE OR APPLICABLE LETTER OF CREDIT ISSUED, OR (V) ANY ACTUAL OR PROSPECTIVE CLAIM, LITIGATION, INVESTIGATION OR PROCEEDING RELATING TO ANY OF THE FOREGOING, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY AND REGARDLESS OF WHETHER ANY INDEMNITEE IS A PARTY THERETO; PROVIDED THAT SUCH INDEMNITY SHALL NOT, AS TO ANY INDEMNITEE, BE AVAILABLE TO THE EXTENT THAT SUCH LOSSES, CLAIMS, DAMAGES, LIABILITIES OR RELATED EXPENSES ARE DETERMINED BY A COURT OF COMPETENT

JURISDICTION BY FINAL AND NONAPPEALABLE JUDGMENT TO HAVE RESULTED FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH INDEMNITEE. IT IS THE EXPRESSED INTENT OF THE PARTIES HERETO THAT THE INDEMNITY IN THIS PARAGRAPH (B) SHALL, AS TO ANY INDEMNITEE, BE AVAILABLE TO THE EXTENT THAT SUCH LOSSES, CLAIMS, DAMAGES, LIABILITIES OR RELATED EXPENSES ARE DETERMINED TO HAVE RESULTED FROM THE SOLE OR CONTRIBUTORY NEGLIGENCE OF SUCH INDEMNITEE.

(c)   To the extent that the Borrower fails to pay any amount required to be paid by it to the Agent, any Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Agent, the applicable Issuing Bank or the Swingline Lender, as the case may be, such Lender's pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent, the applicable Issuing Bank or the Swingline Lender in its capacity as such. For purposes hereof, a Lender's "pro rata share" shall be determined based upon its share of the sum of the total Revolving Exposures and unused Revolving Commitments at the time.

(d)   To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, any Loan or Letter of Credit or the use of the proceeds thereof.

(e)   All amounts due under this Section shall be payable promptly after written demand therefor.

Section 10.04.   Successors and Assigns.

(a)   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of JPMorgan that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of JPMorgan that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   (i)   Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A)   the Borrower, provided that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, to any other assignee; and

(B)   the Agent, provided that no consent of the Agent shall be required for an assignment of any Revolving Commitment to an assignee that is a Lender with a Commitment immediately prior to giving effect to such assignment.

(ii)   Assignments shall be subject to the following additional conditions:

(A)   except in the case of an assignment to a Lender or an Affiliate of a Lender, an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent) shall not be less than $5,000,000 unless each of the Borrower and the Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B)   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(C)   the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; and

(D)   the assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire.

For the purposes of this Section 10.04(b), the term "Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(iii)   Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16, 2.17 and 10.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)   The Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Agent, the Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)   Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.04(f), 2.05(d), 2.05(e), 2.06(b), 2.17(d) or 10.03(c), the Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause.

(c)   (i)   Any Lender may, without the consent of the Borrower, the Agent, any Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Revolving Commitment and the Loans owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 10.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.15, 2.16 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.17(c) as though it were a Lender.

(ii)   A Participant shall not be entitled to receive any greater payment under Section 2.14 or 2.16 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.16 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.16(f) as though it were a Lender.

(d)   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 10.05. <u>Survival</u>. All covenants, agreements, representations and warranties made by the Borrower in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Revolving Commitments have not expired or terminated. The provisions of <u>Sections 2.14</u>, <u>2.15</u>, <u>2.16</u>, <u>2.17</u> and <u>10.03</u> and <u>Article IX</u> shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

Section 10.06. <u>Counterparts; Integration; Effectiveness; Amendment and Restatement</u>. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND ANY SEPARATE LETTER AGREEMENTS WITH RESPECT TO FEES PAYABLE TO THE AGENT EMBODY THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY AND ALL PREVIOUS COMMITMENTS, AGREEMENTS, REPRESENTATIONS AND UNDERSTANDINGS, WHETHER ORAL OR WRITTEN, RELATING TO THE SUBJECT MATTER HEREOF (INCLUDING THE PRIOR AGREEMENT) AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES HERETO. Except as provided in <u>Section 4.01</u>, this Agreement shall become effective when it shall have been executed by the Agent and the Borrower and when the Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement amends and restates in its entirety the Prior Agreement. The execution of this Agreement and the other Loan Documents executed in connection herewith does not extinguish the commitment under or the indebtedness outstanding in connection with the Prior Agreement nor does it constitute a novation with respect to such commitment or such indebtedness. The Borrower, the Agent and the Lenders ratify and confirm each of the Loan Documents entered into prior to the Effective Date (but excluding the Prior Agreement) and agree that such Loan Documents continue to be legal, valid, binding and enforceable in accordance with their respective terms. However, for all matters arising prior to the Effective Date (including the accrual and payment of interest and fees, and matters relating to indemnification and compliance with financial covenants), the terms of the Prior Agreement (as unmodified by this Agreement) shall control and are hereby ratified and confirmed. The Borrower and each Guarantor represents and warrants that as of the Effective Date there are no claims or offsets against or defenses or counterclaims to its obligations under the Prior Agreement or any of the other Loan Documents.

TO INDUCE THE LENDERS AND THE AGENT TO ENTER INTO THIS AGREEMENT, THE BORROWER AND EACH GUARANTOR WAIVES ANY AND ALL SUCH CLAIMS, OFFSETS, DEFENSES OR COUNTERCLAIMS, WHETHER KNOWN OR UNKNOWN, ARISING PRIOR TO THE EFFECTIVE DATE AND RELATING TO THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. Without limiting the generality of the foregoing and notwithstanding any Loan Document to the contrary, the Borrower, the Guarantors, the Agent and the Lenders agree and acknowledge that:

(A)   the term "Credit Agreement" as used in each Loan Document means this Agreement;

(B)   the term "Guaranteed Indebtedness" as used in the Subsidiary Guaranty includes all of the obligations, indebtedness and liability of the Borrower to the Agent, each Issuing Bank and the Lenders, or any of them, arising pursuant to this Agreement and all other "Obligations" as defined in the Intercreditor Agreement;

(C)   any reference to JPMorgan Chase Bank, The Chase Manhattan Bank or Chase Bank of Texas, National Association in any Loan Document executed prior to the Effective Date shall mean a reference to JPMorgan Chase Bank, N.A.; and

(D)   Notwithstanding anything in Section 5 of the Subsidiary Guaranty to the contrary, in the event of default by Borrower in payment or performance of the Guaranteed Indebtedness (as defined in the Subsidiary Guaranty), or any part thereof, when such Guaranteed Indebtedness becomes due, whether by its terms, by acceleration or otherwise, the Guarantors shall, jointly and severally, promptly pay the amount due thereon to Agent, without notice or demand, in the lawful Available Currency in which the Guaranteed Indebtedness is denominated and otherwise under the terms of the Subsidiary Guaranty.

Section 10.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 10.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 10.09. Governing Law; Jurisdiction; Consent to Service of Process.

(a)   This Agreement shall be construed in accordance with and governed by the law of the State of Texas.

(b) THE BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF TEXAS SITTING IN DALLAS COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE NORTHERN DISTRICT OF TEXAS, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH TEXAS STATE OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.   NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE AGENT, ANY ISSUING BANK OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 10.10. <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.11. <u>Headings</u>. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 10.12. <u>Confidentiality</u>. The Agent, each Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (g) with the consent of the Borrower or (h) to the extent such Information: (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Agent, any Issuing Bank or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this Section, "Information" means all information received from the Borrower relating to the Borrower or its business, other than any such information that is available to the Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 10.13. Maximum Interest Rate.

(a) No interest rate specified in any Loan Document shall at any time exceed the Maximum Rate. If at any time the interest rate (the "Contract Rate") for any obligation under the Loan Documents shall exceed the Maximum Rate, thereby causing the interest accruing on such obligation to be limited to the Maximum Rate, then any subsequent reduction in the Contract Rate for such obligation shall not reduce the rate of interest on such obligation below the Maximum Rate until the aggregate amount of interest accrued on such obligation equals the aggregate amount of interest which would have accrued on such obligation if the Contract Rate for such obligation had at all times been in effect. As used herein, the term "Maximum Rate" means, at any time with respect to any Lender, the maximum rate of nonusurious interest under applicable law that such Lender may charge Borrower. The Maximum Rate shall be calculated in a manner that takes into account any and all fees, payments, and other charges contracted for, charged, or received in connection with the Loan Documents that constitute interest under applicable law. Each change in any interest rate provided for herein based upon the Maximum Rate resulting from a change in the Maximum Rate shall take effect without notice to Borrower at the time of such change in the Maximum Rate. For purposes of determining the Maximum Rate under Texas law, the applicable rate ceiling shall be the weekly rate ceiling described in, and computed in accordance with, Article 5069–1.04, Vernon's Texas Civil Statutes.

(b) No provision of any Loan Document shall require the payment or the collection of interest in excess of the maximum amount permitted by applicable law. If any excess of interest in such respect is hereby provided for, or shall be adjudicated to be so provided, in any Loan Document or otherwise in connection with this loan transaction, the provisions of this Section shall govern and prevail and neither Borrower nor the sureties, guarantors, successors, or assigns of Borrower shall be obligated to pay the excess amount of such interest or any other excess sum paid for the use, forbearance, or detention of sums loaned pursuant hereto. In the event any Lender ever receives, collects, or applies as interest any such sum, such amount which would be in excess of the maximum amount permitted by applicable law shall be applied as a

payment and reduction of the principal of the obligations outstanding hereunder, and, if the principal of the obligations outstanding hereunder has been paid in full, any remaining excess shall forthwith be paid to the Borrower. In determining whether or not the interest paid or payable exceeds the Maximum Rate, Borrower and each Lender shall, to the extent permitted by applicable law, (a) characterize any non–principal payment as an expense, fee, or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the obligations outstanding hereunder so that interest for the entire term does not exceed the Maximum Rate.

(c) The provisions of Chapter 346 of the Finance Code of Texas are specifically declared by the parties hereto not to be applicable to this Agreement or to the transactions contemplated hereby.

Section 10.14. Intercompany Subordination.

(a) Borrower agrees that the Subordinated Indebtedness (as defined below) shall be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below) as herein provided. The Subordinated Indebtedness shall not be payable, and no payment of principal, interest or other amounts on account thereof, and no property or guarantee of any nature to secure or pay the Subordinated Indebtedness shall be made or given, directly or indirectly by or on behalf of any Guarantor or received, accepted, retained or applied by Borrower unless and until the Senior Indebtedness shall have been paid in full in cash; except that prior to the occurrence and continuance of an Event of Default, each Guarantor shall have the right to make payments, and the Borrower shall have the right to receive payments on the Subordinated Indebtedness from time to time as may be determined by Borrower. After the occurrence and during the continuance of an Event of Default, no payments of principal, interest or other amounts may be made or given, directly or indirectly, by or on behalf of any Guarantor or received, accepted, retained or applied by Borrower unless and until the Senior Indebtedness shall have been paid in full in cash. If any sums shall be paid to Borrower by any Guarantor or any other Person on account of the Subordinated Indebtedness when such payment is not permitted hereunder, such sums shall be held in trust by the Borrower for the benefit of Agent and the Lenders and shall forthwith be paid to and applied by Agent against the Senior Indebtedness in accordance with the terms hereof. For purposes of this Section 10.14, the term (i) "Subordinated Indebtedness" means, with respect to a Guarantor, all indebtedness, liabilities, and obligations of such Guarantor to Borrower, whether such indebtedness, liabilities, and obligations now exist or are hereafter incurred or arise, or are direct, indirect, contingent, primary, secondary, several, joint and several, or otherwise, and irrespective of whether such indebtedness, liabilities, or obligations are evidenced by a note, contract, open account, or otherwise, and irrespective of the Person or Persons in whose favor such indebtedness, obligations, or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by Borrower and (ii) "Senior Indebtedness" means, with respect to each Guarantor, all of the obligations, indebtedness and liability of the such Guarantor to the Agent, the Issuing Banks and the Lenders, or any of them, arising pursuant to the Subsidiary Guaranty or any of the other Loan Documents, whether now existing or hereafter arising, whether direct, indirect, related, unrelated, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several, including any and all post–petition interest and expenses (including attorneys' fees) whether or not allowed under any bankruptcy, insolvency, or other similar law.

(b) Borrower agrees that any and all Liens (including any judgment liens), upon any Guarantor's assets securing payment of any Subordinated Indebtedness shall be and remain inferior and subordinate to any and all Liens upon any Guarantor's assets securing

payment of the Senior Indebtedness or any part thereof, regardless of whether such Liens in favor of Borrower, Agent or any Lender presently exist or are hereafter created or attached. Without the prior written consent of Agent, Borrower shall not (i) file suit against any Guarantor or exercise or enforce any other creditor's right it may have against any Guarantor, or (ii) foreclose, repossess, sequester, or otherwise take steps or institute any action or proceedings (judicial or otherwise, including the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief or insolvency proceeding) to enforce any obligations of any Guarantor to Borrower or any Liens held by Borrower on assets of any Guarantor.

(c) In the event of any receivership, bankruptcy, reorganization, rearrangement, debtor's relief, or other insolvency proceeding involving any Guarantor as debtor, Agent shall have the right to prove and vote any claim under the Subordinated Indebtedness and to receive directly from the receiver, trustee or other court custodian all dividends, distributions, and payments made in respect of the Subordinated Indebtedness until the Senior Indebtedness has been paid in full in cash. Agent may apply any such dividends, distributions, and payments against the Senior Indebtedness in accordance with the terms hereof.

(d) Borrower agrees that all promissory notes and other instruments evidencing Subordinated Indebtedness shall contain a specific written notice thereon that the indebtedness evidenced thereby is subordinated under the terms of this Section 10.14.

Section 10.15. Judgment Currency. This is a loan transaction in which the specification of Sterling, Euro or Dollars is of the essence, and the stipulated currency shall in each instance be the currency of account and payment in all instances. A payment obligation in one currency hereunder (the "Original Currency") shall not be discharged by an amount paid in another currency (the "Other Currency"), whether pursuant to any judgment expressed in or converted into any Other Currency or in another place except to the extent that such tender or recovery results in the effective receipt by a party hereto of the full amount of the Original Currency payable to such party. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in the Original Currency into the Other Currency, the rate of exchange that shall be the applicable Spot Rate. The obligation of the Borrower and the Guarantors in respect of any such sum due from it to the Agent, any Issuing Bank or any Lender under any Loan Document (in this Section 10.15 called an "Entitled Person") shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that on the Business Day following receipt by such Entitled Person of any sum adjudged to be due hereunder in the Other Currency such Entitled Person may in accordance with normal banking procedures purchase the Original Currency with the amount of the judgment currency so adjudged to be due; and the Borrower, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person against, and to pay such Entitled Person on demand, in the Original Currency, the amount (if any) by which the sum originally due to such Entitled Person in the Original Currency hereunder exceeds the amount of the Other Currency so purchased.

Section 10.16. USA PATRIOT Act. Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107–56 (signed into law October 26, 2001)) (the "Act") hereby notifies the Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

Section 10.17. Independence of Covenants. All covenants under the Loan Documents shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of a Default if such action is taken or such condition exists.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

<u>BORROWER</u>:

ACXIOM CORPORATION, as the Borrower

By: _____
     Dathan A. Gaskill, Corporate Finance Leader

JPMORGAN CHASE BANK, N.A. (formerly JPMorgan Chase Bank, who was formerly The Chase Manhattan Bank who was successor in interest by merger to Chase Bank of Texas, National Association) as the Agent, the Issuing Bank, the Swingline Lender and as a Lender

By: _____
     Brian McDougal, Vice President

BANK OF AMERICA, N.A., as syndication agent and as a Lender

By: _____
     Name: _____
     Title: _____

SUNTRUST BANK, as a Lender

By: _____
     Name: _____
     Title: _____

WACHOVIA BANK, NATIONAL ASSOCIATION, as a Lender

By: _____
     Name: _____
     Title: _____

U.S. BANK NATIONAL ASSOCIATION
(formerly Firstar Bank N.A.), as documentation
agent and as a Lender

By: _____
    Name: _____
    Title: _____

NATIONAL CITY BANK OF THE MIDWEST,
as a Lender

By: _____
    Name: _____
    Title: _____

UNION PLANTERS BANK, N.A., as a Lender

By: _____
    Name: _____
    Title: _____

HSBC BANK USA, N.A., as a Lender

By: _____
    Name: _____
    Title: _____

ARVEST BANK, as a Lender

By: _____
    Name: _____
    Title: _____

Guarantor Consent

Each of the undersigned Guarantors: (i) consent and agree to this Agreement (including the provisions of Section 10.06) and (ii) agree that the Loan Documents to which it is a party shall remain in full force and effect and shall continue to be the legal, valid and binding obligation of such Guarantor enforceable against it in accordance with their respective terms.

GUARANTORS:

ACXIOM CDC, INC.
ACXIOM CH, INC.
ACXIOM / DIRECT MEDIA, INC.
ACXIOM E–PRODUCTS, INC. (formerly Acxiom SDC, Inc.)
ACXIOM INFORMATION SECURITY SERVICES, INC.
ACXIOM INTERIM HOLDINGS, INC.
ACXIOM / MAY & SPEH, INC.
ACXIOM RM–TOOLS, INC.
ACXIOM TRANSPORTATION SERVICES, INC.
ACXIOM UWS, LTD.
GIS INFORMATION SYSTEMS, INC.
SMARTDM HOLDINGS, INC.
SMARTDM, INC.
SMARTREMINDERS.COM, INC.
ADAM MERGER CORPORATION

By: _____
       Dathan A. Gaskill, Authorized Officer of
       each Guarantor